

RECEIVED

2009 OCT -1 P 12:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

September 28, 2009

AEM SPA



Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

FILE NO. 82-4911


a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

Milan, 28 September 2009 – As required by law, it is hereby made known that starting from today the minutes of the September 15, 2009 meeting of the Management Board concerning the resolution authorizing the placement of the bond issue is available to members of the public and is available on the website www.a2a.eu.

For further information:
Communication and Public Relations – Press Office
Tel. +39 02 7720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. +39 02 7720.3879 - ir@a2a.eu
www.a2a.eu


a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

September 28, 2009

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu


a2a
energie in comune

PRESS RELEASE – 28 September 2009

***

Group A2A is amazed and disconcerted to note the Decree Law "EC Obligations" published on 26 September last and related, among other things to the further recovery of presumed State aid (the so-called "Fiscal Moratorium") consequent on EU Commission decision 2003/193/EC of 5 June 2002. A2A continues to maintain that it did not make use of tax benefits that might have constituted obstacles to or hindered competition in the period between 1996 and 1999 that is the object of the appeal.

A2A reiterates that it has already returned the amount of the presumed State aid required by the Government in Orders issued in 2007 and Spring 2009, totalling 69 million euros. A2A had been told that last Spring's recovery order had been made after an agreement had been reached with the Brussels offices of the Commission and had therefore deemed the payment made as definitively settling the dispute.

A2A points out that in the period of the so-called Fiscal Moratorium, it returned considerable sums to public circulation, in the form of dividends to the reference Bodies, based on the presupposition that these dividends were derived from profits produced by the company in a regulatory context that was certain. Among other things A2A also deems that the further recovery required by the new Decree duplicates, in relation to such component, what in actual fact has already been returned to the Public Administration .

The disbursement related to the latest Decree that has been approved is estimated to be equal to about 200 million euros.


a2a
energie in comune

A2A will continue to act in all competent Community and Italian jurisdictions to protect its capital and maintain the value of the capital invested by its shareholders.

For further information:

Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2009



a2a

Contents

0.2.1 Notes to the half-year condensed financial statements

0.2.2 Attachments to the half-year condensed financial statements

0.3 Interim report on operations

0.4 Certification of the condensed half-yearly financial statements pursuant to article 154-*bis* of Leg. Decree 58/98

0.5 Independent Auditors' Report

This is a translation of the Italian original "Relazione finanziaria semestrale al 30 giugno 2009" and has been prepared soleley for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

0.1

Performance indicators and company information

The A2A Group at June 30, 2009

A2A Spa

- **51.00%** Delmi (4)
  - **50.00%** Transalpina di Energia
    - **61.28%** Edison (1)
- **5.16%** Alpiq Holding AG
- **20.00%** Edipower
- **100.00%** A2A Produzione
- **20.00%** E.ON Produzione (3)
- **100.00%** Aspem Energia

- **100.00%** A2A Trading
  - **70.00%** A2A Alfa
    - **50.00%** A2A Beta
- **70.00%** Plurigas
- **100.00%** COGAS
- **100.00%** Ostros Energia
- **89.84%** Abruzzo Energia (4)
- **67.00%** Energen
- **50.00%** Ergosud
- **15.00%** EPCG

- **100.00%** A2A Energia
- **100.00%** Asmea
  - **100.00%** Tidonenergie
  - **33.33%** Lumenergia
- **50.00%** Ergon Energia in liquidation
- **100.00%** Bas Omniservizi
- **50.00%** Metamer
- **100.00%** A2A Servizi al cliente

- **100.00%** A2A Calore & Servizi
- **98.08%** A2A Coriance
  - **100.00%** Coriance
- **90.00%** Varese Risorse
- **50.00%** ASM Novara (4)
- **60.00%** Proaris

- **100.00%** Amsa
  - **100.00%** Amsa 2
  - **100.00%** Amsa 3
- **100.00%** Ecodeco
  - **100.00%** Fertilvita
- **99.97%** Aprica
  - **100.00%** Bas Power
  - **80.00%** Montichiari Ambiente
  - **100.00%** Partenope Ambiente

- **100.00%** A2A Reti Elettriche
- **99.98%** Bas SII
- **100.00%** Retrasm
- **74.50%** Camuna Energia
- **67.00%** Seasm

- **100.00%** A2A Reti Gas
- **48.86%** ASVT (2)
- **91.60%** Retragas
- **32.52%** Società Servizi Valdisotto
- **90.00%** Aspem

- **21.94%** ACSM-AGAM
- **7.90%** Dolomiti Energia
- **23.53%** Metroweb
- **100.00%** Selene
- **49.00%** e-Utile
- **100.00%** Aprica Studi

Areas of activity


Energy

Heat and Services

Environment

Networks

Other Companies

(1) The percentage of 61.28% relates to the ordinary shares owned by Transalpina di Energia (TdE). The percentage held in the share capital is 60.0%. Note that Edison holds 50% of Edipower.
(2) Of which 0.38% is held through Asm Reti.
(3) Formerly Endesa Italia S.p.A..
(4) Note that there are call and put options on another stake in the company.

This chart shows the principal investments of the A2A Group. See attachments 1, 2, 3, 4 and 5 for a full list of investments.

Key figures of the A2A Group (1)

Income statement *Millions of euro*	01 01 2009 06 30 2009	**01 01 2008** **06 30 2008**
Revenues	3,070	2,988
Operating expenses	(2,287)	(2,232)
Labour costs	(243)	(229)
Gross operating income - EBITDA	540	**527**
Depreciation, amortization, provisions and write-downs	(175)	(176)
Net net operating income - EBIT	365	**351**
Financial balance	(78)	(71)
Other non-operating income	–	13
Other non-operating expenses	(40)	-
Income before tax	247	**293**
Income taxes	(110)	(131)
Net result from non-current assets sold or held for sale	7	-
Minorities	(15)	(3)
Group net income for the period	129	**159**
Gross operating income - EBITDA/Net revenues	17.6%	**17.6%**

Balance sheet *Millions of euro*	06 30 2009	**12 31 2008**
Net capital employed	8,476	8,206
Equity pertaining to the Group and minorities	4,600	4,722
Consolidated net financial position	(3,876)	(3,484)
Consolidated net financial position/Equity pertaining to the Group and minorities	0.84	0.74
Consolidated net financial position/Market cap	0.95	0.52

(1) The figures serve as performance indicators as required by CESRN/05/178/B.

Financial position

Millions of euro

	01 01 2009 06 30 2009	**01 01 2008 06 30 2008**
Cash flow from operating activities	236	**397**
Cash flow used in investment activities	(317)	**(157)**
Free cash flow	(81)	**240**

Key figures of A2A S.p.A.

	06 30 2009	**12 31 2008**
Share capital (euro)	1,629,110,744	**1,629,110,744**
Number of ordinary shares (par value 0.52 euro)	3,132,905,277	**3,132,905,277**
Number of own shares (par value 0.52 euro)	26,917,609	**47,434,850**

Key rates and prices

	06 30 2009	**06 30 2008**
Average 6-month Euribor	1.811%	**4.706%**
Average price of Brent crude (USD/bbl)	52.79	**109.72**
Average exchange rate Euro/$ (*)	1.33	**1.53**
Average price of Brent crude (Euro/bbl)	39.63	**71.71**

(*) Source: Italian Foreign Exchange Office.

A2A on the Stock Exchange

A2A in figures

Market capitalization at June 30, 2009	€ 4,070 m
Average volumes in 1st half 2009	12,939,485

Share quotations
euro per share

Average price in 1st half 2009	1.255
Maximum price in 1st half 2009	1.491
Maximum price in 1st half 2009	0.943
Number of shares (m)	3,133

Sources: Bloomberg, CONSOB, rating agencies.

In June, A2A distributed a dividend equal to 0.097 euro per share, in line with 2008.

A2A forms part of the following indices

FTSE MIB
DJ STOXX
DJ EUROSTOXX
WisdomTree
FTSEurofirst

Ethical indices

FTSE4GOOD
Ethibel Sustainability
Axia Ethical
ECPI Ethical Index EMU
S-BOX Climate Change

Shareholders (*)


Market
37.33%
Municipality of Milan
27.67%
Carlo Tassara S.p.A.
2.50%
Alpiq Holding AG
5.00%
Municipality of Brescia
27.50%

(*) Holdings > 2% (as of June 30, 2009).

Ratings

		Current
Standard & Poor's	Mid/long term rating	BBB+
	Short/term rating	A-2
	Outlook	Stable
Moody's	Mid/long term rating	A3
	Outlook	Stable

A2A in 1st half 2009


1.6
1.5
1.4
1.3
1.2
1.1
1
0.9
0.8
Euro/share
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Volumes
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Volume
Price

A2A vs FTSE MIB (*) vs Dow Jones Stoxx Utilities

(Price January 1, 2009 = 100)


120
110
100
90
80
70
60
%
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
A2A
FTSE/MIB
DOW JONES STOXX UTILITIES

(*) As of June 1, 2009 FTSE MIB Index has replaced S&P MIB Index.

Corporate boards

SUPERVISORY BOARD (*)

CHAIRMAN
Graziano Tarantini

DEPUTY CHAIRMAN
Rosario Bifulco

DIRECTORS
Adriano Bandera
Gianbattista Brivio
Bruno Caparini
Gianni Castelli
Alberto Cavalli
Stefano Grassani
Enrico Mattinzoli
Marco Miccinesi
Massimo Perona
Norberto Rosini
Giorgio Maria Filiberto Sommariva
Franco Tamburini
Antonio Matteo Taormina

MANAGEMENT BOARD (**)

CHAIRMAN
Giuliano Zuccoli

DEPUTY CHAIRMAN
Vittorio Cinquini

DIRECTORS
Franco Baiguera
Mario Cocchi
Francesco Randazzo
Renato Ravanelli
Paolo Rossetti
Giuseppe Sala

(*) In office from June 3, 2009.
(**) In office from June 22, 2009.

GENERAL MANAGERS

CORPORATE AND MARKET AREA
Renato Ravanelli

TECHNICAL-OPERATIONS AREA
Paolo Rossetti

INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS S.P.A.

Significant events during the period

A2A acquires 90% of Aspem

On January 15, 2009, A2A and the Municipality of Varese executed the agreement signed on September 30, 2008 for Aspem S.p.A. to joint the A2A Group. Aspem S.p.A. operates in the public services segment in the city of Varese and in other municipalities of the province of Varese. A2A acquired 90% of the capital of Aspem S.p.A. which controls 100% of Aspem Gas S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Services S.p.A.. The Municipality of Varese will continue to hold around 9.8% of Aspem S.p.A. and 10% of Varese Risorse S.p.A.; the residual investment in Aspem S.p.A. is held by other towns in the Province of Varese. Aspem S.p.A. operates in the field of natural gas distribution in the Municipality of Varese and other towns in the province of Varese, with around 100 million cubic metres of gas distributed and around 41,000 customers connected to the network. It also provides water to around 60,000 customers and environmental services, covering an area with 107,000 inhabitants. Aspem Gas S.r.l. handles gas and electricity sales (with more than 90 million cubic metres of gas sold), whereas Varese Risorse runs Varese's district heating plant, which has an installed power of 52.5 MWt and 5 MWe. Prealpi Services, in which the local utility companies of Gallarate and Busto Arsizio also have an interest, manages the water service in the Province of Varese. It recently absorbed Sogeiva Varese Ambiente S.p.A., which operates in the field of water purification.

In 2008, the Aspem Group generated revenues of around 75 million euro, with a gross profit from operations of 6.5 million euro. At December 31, 2008 the net debt, which was negatively affected by the seasonal nature of the business, amounted to 5 million euro.

The price agreed for the acquisition is 20.5 million euro, which will be paid by transferring A2A shares to the Municipality of Varese equal to around 0.6% of A2A share capital. The Municipality of Varese will accept an obligation to lock up its A2A shares for 18 months. The Municipality of Varese has an option to sell its investments in Aspem S.p.A. and Varese Risorse which it can exercise 3 years after the closing (this being the lock-up period for these investments), for Aspem S.p.A. at a price not higher than the one agreed in the contract, while for Varese Risorse, the price still has to be agreed between the parties.

Gas meters: a major commitment, also for large meters

The A2A Group has sent a letter to thousands of administrators of large condominiums with suggestions on how to run their central heating systems more efficiently.
A2A has for some time been distributing information to all gas customers, also together with their gas bills, on the question of the measurement of the volumes distributed and the massive plan to replace gas meters installed prior to 1990. All of these steps are taking place at a time when the underlying regulations are in constant evolution, with gas distributors involved in a huge effort of technological innovation under the guidance and control of the Authority for Electricity and Gas. Moreover, A2A has signed a protocol of reconciliation with consumer associations, creating a simple, rapid and innovative tool for settling disputes with customers. Together with Federutility, the national trade association, A2A is also discussing the possibility of other reconciliation agreements with consumer associations. Other initiatives aimed at its customers include a specific letter sent by A2A to the administrators of condominiums and all customers with medium and large metering systems, such as condominium or groups of condominiums, fed by a single thermal power station, and in general, those with membrane-type meters (up to class G100) or turbine-type meters, or — more rarely — rotoid meters. In this letter, A2A highlights the fact that, whatever the chosen type of meter, it is in any case of a certain size based on the level of the customer's demand. In fact, in order to design the plant correctly and decide on the size of the meter, gas distribution companies need to know the customer's effective demand for gas to run its boilers. A2A draws attention, above all, to those cases where the initial demand for gas by the customer is higher than the effective requirement of the boiler that is installed. A2A points out that this type of situation can lead not only to diseconomies, but also to less efficiency on the part of the customer's heating system.

To improve energy efficiency, reduce consumption and minimize polluting emissions, A2A suggests calling the attention of the heat manager of choice on two important aspects:

1. when boilers are being replaced, to ask for help in choosing the ideal model: modulating load or condensation boilers for example, without prejudice to the principle that the potential of the boiler should always be correlated to the effective requirement of the heating system;
2. fine-tuning and regulation of the existing boilers, for example limiting the number of times they are switched on and off each day. A2A also makes available a dedicated telephone number that customers can call for advice and to check the adequacy of the system they have decided to install.

A2A Group's business plan

On February 16, 2009, the Supervisory Board and the Management Board reviewed the operating results of 2008, and the 2009-2013 business plan prepared by management.

Of the industrial objectives that have been achieved since A2A was set up, the following are particularly worthy of mention:

- the start-up of the Gissi combined-cycle plant in Abruzzo, with installed power of around 800 MW;
- an agreement to set up a JV with the Gazprom Group, at the same time signing a contract to import around 1 billion cubic metres of natural gas per year from Russia (in force from October 2008);
- the start-up of new waste disposal plants for around 80,000 tonnes/year;
- Ecodeco, in JV with a Greek partner, was awarded the contract to build and run a waste disposal plant (ITS®) on the island of Crete (75,000 tonnes/year): construction is expected to be completed by the end of 2009;
- Partenope Ambiente, a newly incorporated company of the A2A Group, was awarded a 15-year contract to run the new WTE (Waste-To-Energy) at Acerra (NA) and the waste disposal plant at Caivano (NA);
- the start-up of the cogeneration plant called "Canavese" in Milan, with installed thermal capacity of 60 MWt.

The most important mergers and acquisition concluded in 2009 were the following:

- the agreement with the E.ON Group (for which the closing took place on July 1, 2009) for the A2A Group to pull out of E.ON Produzione (formerly Endesa Italia) by acquiring the business spun off from the company consisting of the thermoelectric plant in Monfalcone (with oil and coal-fed groups for a total of 980 MW) and of the hydroelectric plants in Calabria (490 MW);
- the agreement with the Municipality of Varese for the acquisition of Aspem S.p.A. (90%);
- the support to the merger operation between ACSM Como and AGAM Monza: A2A holds 21.9% of the new company and is the reference industrial shareholder.

During 2008, a great deal of attention was given to the process of integration between the various corporate groups that have joined A2A, laying the organizational, process and IT bases to achieve significant operational synergies over the coming years.

The new Business Plan includes the effect of the crisis in the macroeconomic scenario on the profitability of the energy sector, and foresees:

- **capital expenditure** during the period of 2.8 billion euro, of which 1.9 billion euro to help the development of new production capacity in the sectors in which the Group operates;

- an average annual rate of growth in **gross profit from operations** of 5% on the 2008 pre-closing result and of 7.5% on the 2008 pre-closing result excluding non-recurring items;
- a lower **net financial position** than at the end of 2008, amounting to 3.2 billion euro. It receives annual **dividends** over the period of the Plan in line with ordinary dividends paid during 2008.

During the period of the Plan, management intends to concentrate the A2A Group's industrial development in the four business areas in which it operates:

Energy - The development of electricity sales from 23 to 30 billion kWh will be possible thanks to completion of the investments in the combined-cycle thermoelectric plants at Gissi (CH) and absorption of the generation assets of E.ON Italia, the start-up expected in mid-2010 of the plant at Scandale in Calabria (750 MW) in which A2A has a 50% interest and transformation of the present oil-driven groups installed in the Monfalcone plant (580 MW) into a modern combined-cycle of 800MW, with a significant increase in production efficiency. As a result of these investments, by mid-2009 the A2A Group will have installed capacity of 5,400 MW (3,400 MW at the end of 2007) which will rise to 6,000 MW by the end of the period, with an efficient production mix consisting of gas and coal fed thermoelectric power plants, hydroelectric power stations and environmental unit costs lower than the average of the system.
Enhancement of the production assets will be helped by careful integrated management of the power-gas portfolio and by a further, gradual development of the trading activity, which is constantly monitored for attendant risks. In addition to the Italian market, A2A is already active as an operator in the electricity market in France, Austria, Slovenia, Germany, Switzerland and Greece.
In the gas sector, higher demand due to commercial expansion and in-house consumption for the combined-cycle and cogeneration power stations will raise the availability portfolio to more than 8 billion cubic metres per year (5.2 billion in 2007). Hence the strategic importance of the agreement signed in recent months with the Gazprom Group and of the joint control over Edison, a company that can gradually ensure the vertical integration of the A2A Group in the upstream segments of the gas market.

Environment - 2008 confirmed that A2A is a leading Italian operator in the field of waste management where the Group has a presence in the entire value sector, from collection to the treatment of urban and industrial waste, also recycling them to produce energy.
In this sector, the Plan provides for the construction of new waste disposal plants and two new WTE (Waste-To-Energy), which will make it possible to increase the volumes handled from 2.9 to 4.3 million tonnes/year. The production of electricity from waste incineration is expected to rise from 1.1 to 1.7 billion kWh.

Cogeneration and District Heating - The Business Plan envisages consolidation of the A2A Group's leadership at national level, with an increase in sales of heat from 1.8 billion kWht to 2.8 billion, helped by the construction of new cogeneration plants for over 600 MWt and by the development of distribution networks in various towns in the provinces of Novara, Varese, Bergamo, Brescia and Milan. The contribution that the development of urban district heating networks will make in terms of lower atmospheric emissions will be emphasised by technological innovation (e.g. development of systems for recovering energy from the water-bearing stratum by means of natural gas cogeneration systems integrated with heat pumps).

Networks - The management of electricity, gas and water distribution networks (a sector in which the A2A Group is present throughout the value sector) will make it possible to maintain a portion of its margins associated with regulated tariffs, which involve lower risk. The capital investments in this sector will aim to maintain the high quality of the service already achieved, completing the installation of electronic meters for measuring electricity consumption. As soon as approved devices are available, a plan to install electronic meters for gas consumption will also be initiated during the period of the plan, in accordance with the recent resolution of the Authority for Electricity and Gas.

SEA acquires 49% of Malpensa Energia from A2A S.p.A.

On March 19, 2009, SEA S.p.A. acquired from A2A S.p.A. 49% of Malpensa Energia S.r.l., a company that has in subconcession the management of the cogeneration plants at Malpensa and Linate airports.
With this transaction, the total value of which is 4.4 million euro, SEA's investment in Malpensa Energia rises from 51% to 100%.
This sale of its minority holding forms part of A2A's ongoing plan to rationalize its equity investments.
The sale was completed on June 18, 2009 after receiving the go-ahead from the Competition Authority.

A2A, Iride and the Gazprom Group finalise the project for a joint venture to sell natural gas on the Italian market

On March 24, 2009, by subscribing an increase in capital, ZMB GmbH, a subsidiary of the Gazprom Group, became owner of 50% of the share capital of A2A Beta S.p.A., in which an interest is also held by A2A Alfa S.r.l. (in turn held 70% by the A2A Group and 30% by the Iride Group). Through this transaction, the parties executed the agreements previously stipulated which aim to create a joint venture for the sale of natural gas on the Italian market.

Integration process: mergers between Group companies

As part of a process of rationalization of the ownership structure and of integration among companies of the A2A Group, a number of mergers were completed during the period with a view to laying the organizational, process and IT bases to achieve significant synergies; these can be summarized as follows:

- merger of ASM Elettricità S.r.l. with AEM Elettricità S.p.A., which after the merger changed its name to A2A Reti Elettriche S.p.A.; the merger took effect from April 1, 2009;
- merger of ASM Reti S.p.A. with AEM Distribuzione Gas S.p.A., which after the merger changed its name to A2A Reti Gas S.p.A.; the merger took effect from April 1, 2009;
- merger of ASM Energy S.r.l. with A2A Trading S.p.A., effective from June 1, 2009; as a result of this operation, A2A Trading S.p.A. increased its share capital, leaving its other corporate references as they were;
- merger of ASM Calore e Servizi S.r.l. with A2A Calore e Servizi S.r.l., effective from June 1, 2009.

A2A S.p.A.: purchase of minority shareholdings in EPCG Montenegro

On May 26, 2009 A2A S.p.A. made some block purchases on the Montenegro Stock Exchange from various minority shareholders of Elektroprivreda Crne Gore AD Nikšić (EPCG), a company that operates in the production and sale of electricity.
As a result of these transactions, A2A S.p.A. has become the owner of around 15% of EPCG.

A2A S.p.A.: distribution of dividends, revocation and appointment of the members of the Supervisory Board

On June 3, 2009 the Shareholders' Meeting of A2A S.p.A. approved the proposal to distribute a dividend of euro 0.097 per share, which was paid from June 25, 2009, going ex-coupon (no. 11) on June 22, 2009. Dividends no longer attract any tax credit and, depending who the recipient is, they may be subject to withholding tax at source or, in part, contribute towards taxable income.
The Meeting also approved the revocation of six members of the Supervisory Board, namely Renzo Capra, Claudio Buizza, Antonio Capezzuto, Pierfrancesco Cuter, Angelo Rampinelli Rota and Giovanni Rizzardi, which resulted in the entire Supervisory Board falling from office pursuant to art. 21.4 of the articles of association. The Shareholders' Meeting appointed the new Supervisory Board for three years based on a voting list, consisting of the following 15 members:

- Graziano Tarantini – Chairman;

- Rosario Bifulco – Deputy Chairman;
- Alberto Cavalli;
- Adriano Bandera;
- Bruno Caparini;
- Gianni Castelli;
- Enrico Mattinzoli;
- Stefano Grassani;
- Franco Tamburini;
- Marco Miccinesi;
- Norberto Rosini;
- Girogio Maria Filiberto Sommariva;

taken from the list of candidates presented jointly by the Municipality of Brescia and the Municipality of Milan, together the holders (directly or indirectly through subsidiaries) of 54.991% of the share capital;

- Antonio Matteo Taormina;
- Massimo Perrona;

taken from the list of candidates presented by the minority shareholder, Alpiq Holding AG;

- Giambattista Brivio;

taken from the list of candidates presented jointly by the minority shareholders, Carlo Tassara S.p.A. and Energia e Servizi S.r.l..

Marco Miccinesi and Norberto Rosini are registered auditors.

A2A S.p.A.: list for the appointment of the new Management Board deposited

On 5 June 2009, the Chairman of A2A S.p.A. Supervisory Board Graziano Tarantini and the Deputy Chairman Rosario Bifulco acknowledged the decision taken by the Management Board to hand in their resignation, a resolution passed unanimously by those present in the interests of institutional opportuneness and as a sign of maximum cooperation.
The Chairman Graziano Tarantini and the Deputy Chairman Rosario Bifulco then took steps to deposit two lists for the appointment of a new Management Board.

The first list (signed by the following members of the Supervisory Board: Rosario Bifulco, Adriano Bandera, Gianni Castelli, Stefano Grassani, Marco Miccinesi and Giorgio Maria Filiberto Sommariva) includes the following candidates: Giuliano Zuccoli, Francesco Randazzo, Renato Ravanelli, Giuseppe Sala, Alessandro Ermolli, Carlo Secchi, Patrizia Savi and Michele De Censi.

The second list (signed by the following members of the Supervisory Board: Graziano Tarantini, Alberto Cavalli, Bruno Caparini, Enrico Mattinzoli, Norberto Rosini, Franco Tamburini) includes the following candidates: Vittorio Cinquini, Paolo Rossetti, Franco Baiguera, Mario Cocchi, Alessandro Triboldi, Antonio Bonomo, Enzo Gerosa and Mario Tomasoni.

A2A S.p.A.: first meeting of the Supervisory Board, appointment of the Secretary and installation of all of the Directors

On June 12, 2009, A2A S.p.A. Supervisory Board met for the first time under the chairmanship of Graziano Tarantini.
During the course of the meeting, a new Secretary was appointed in the person of Luigi Zampaglione of the Brescia College of Notaries; all of the new Directors were then installed after the necessary formalities had been carried out.
In order to take an initial step to implement the recommendation of the Shareholders' Meeting that the structure should be streamlined and rationalized, steps were taken to reduce the number of committees that form part of the Supervisory Board's activities from six to four.
The Board then appointed the Nominations Committee and the Compensation Committee.
The following form part of the Nominations Committee: Graziano Tarantini – Chairman, Rosario Bifulco – Deputy Chairman, Giorgio Maria Filiberto Sommariva and Enrico Mattinzoli.
The following form part of the Compensation Committee: Gianni Castelli – Chairman, Franco Tamburini – Deputy Chairman, Giambattista Brivio and Massimo Perona.

A2A S.p.A.: appointment of the Management Board

On 22 June 2009, the Supervisory Board met, once the Nominations Committee had reviewed the candidates' requisites, and appointed the following eight persons as members of the Management Board:

- Giuliano Zuccoli – Chairman;
- Vittorio Cinquini – Deputy Chairman;
- Franco Baiguera;
- Mario Cocchi;
- Francesco Randazzo;
- Renato Ravanelli;
- Paolo Rossetti;
- Giuseppe Sala.

Of the members of the Management Board, the following have the requisites to be considered independent in accordance with article 148 of D.Lgs. 58/1998: Mario Cocchi and Francesco Randazzo.
The Board also took steps to appoint the members of the Internal Control Committee and of the Donations Committee.
The following form part of the Internal Control Committee: Graziano Tarantini – Chairman, Rosario Bifulco – Deputy Chairman, Norberto Rosini and Marco Miccinesi.
The following form part of the Donations Committee: Adriano Bandera – Chairman, Alberto Cavalli – Deputy Chairman, Bruno Caparini and Stefano Grassani.
Continuing in the direction indicated by the Shareholders' Meeting, steps were taken to set the fees — lower than in the past — to be paid to the members of the Management Board and those members of the Supervisory Board that hold special positions.

Recovery of the so-called "State Aid"

On April 30, 2009 A2A S.p.A. received notice from the Tax Office that they had instructions to recover the alleged "State Aid" enjoyed during the period 1996-1999 and declared in conflict with EC regulations. This "aid" was in the form of tax benefits that were granted at the time to municipal utility companies that transformed themselves into joint-stock companies (the so-called "tax moratorium").
The additional amount requested, over and above what was paid in 2007 by way of recovery, comes to around 64 million euro, including interest.
Based on current law, this amount was paid by the required deadline.

Summary of results, assets and liabilities and financial position

Results

Millions of euro	01 01 2009 06 30 2009	**01 01 2008 06 30 2008**	**Change**
Revenues	3,070	**2,988**	**82**
of which:			
– Revenues from sales and services	3,015	2,899	116
– Other operating income	55	89	(34)
Operating expenses	(2,287)	(2,232)	(55)
Labour costs	(243)	(229)	(14)
Gross operating income - EBITDA	540	**527**	**13**
Depreciation and amortization	(165)	(150)	(15)
Provisions and write-downs	(10)	(26)	16
Net operating income - EBIT	365	**351**	**14**
Financial income	5	32	(27)
Financial expenses	(112)	(107)	(5)
Affiliates	29	4	25
Other non-operating expenses	(40)	–	(40)
Other non-operating income	–	13	(13)
Income before tax	247	**293**	**(46)**
Income taxes	(110)	(131)	21
Net income of continuing operations, net of tax	137	**162**	**(25)**
Net result from non-current assets sold or available for sale	7	–	7
Minorities	(15)	(3)	(12)
Group net income for the period	129	**159**	**(30)**

In the first half of 2009, the consolidated revenues of the Group came to 3,070 million euro, an increase of 3% compared with the same period last year.

The various areas of activity contributed to total revenues for the period in the following way:

	06 30 2009	06 30 2008
Electricity sold to wholesaler and retail customers (*GWh*)	8,891	8,715
Electricity sold on the Power Exchange	5,795	6,890
Electricity sold on foreign markets	2,101	1,883
Gas sold to wholesaler and retail customers (*Mcm*)	1,946	1,988
Heat sold (*GWht*)	1,555	1,010
Electricity distributed (*GWh*)	5,661	6,178
Gas distributed (*Mcm*)	1,162	1,101
Water distributed (*Mcm*)	52	44
Purified water (*Mcm*)	26	28
Waste disposed of (*Kton*)	1,339	1,443

Sales also concerned, among others, the following quantities produced by the plants managed by the Group:

	06 30 2009	06 30 2008
Thermoelectric production (*GWh*)	4,109	4,763
Hydroelectric output (*GWh*)	1,528	1,081
Heat production (*GWht*)	1,686	893
Electricity cogeneration (*GWh*)	357	194
Electricity produced by WTE (Waste-To-Energy)s and biogas plants (*GWh*)	499	605

Gross operating income (EBITDA) of the period came to 540 million euro, up by 13 million euro compared with the same period last year. This performance reflects the positive trend achieved by *Electricity* and *Heat and Services* sectors, as shown in the table below:

Millions of euro	Gross operating income - EBITDA 06 30 2009	**Gross operating income - EBITDA 06 30 2008**
Energy Sector	274	222
Heat and Services Sector	45	34
Environment Sector	107	168
Networks Sector	123	122
Other Services and Corporate Sector	(9)	(19)
Total	540	**527**

In particular, the *Energy* sector saw an increase in margins earned by the electricity and gas sectors.

The increase in the energy sector's profit margins was the result of various opposing trends. Positive contributions came from efficient management of the portfolio of generation assets

run by the Group, a good performance on the part of national and international trading, higher hydroelectric output (up 41% on the same period in 2008) and the higher value attributed to environmental securities. These positive effects were partially offset by the contraction in domestic demand (-8.2%) and by higher imports (+12%), which caused a contraction in profit margins for the energy produced in Italy.

The performance of the *Gas Sector* is attributable mainly to the favourable trend in the energy scenario: during the period under review, we have seen different trends in costs and revenues, with particular reference to the different indexing of raw material prices, which instead had a negative impact during the last quarter of 2008.

The *Heat and Services Sector* benefited from the contribution made by the french subsidiary Coriance, which has been consolidated since August 2008, and of Varese Risorse (controlled by Aspem S.p.A.), which was acquired in January 2009, as well as from the growth in volumes sold to end-customers as a result of a more favourable trend in the weather compared with the same period of the previous year.

The gross profit of the *Network Sector* remains substantially unchanged compared with the same period last year.

The *Environment Sector*, on the other hand, is showing a reduction in gross operating income compared with the first half of 2008. This was mainly due to the loss of the CIP6 incentive for the electricity produced by the Brescia WTE (Waste-To-Energy) (from November 2008), planned stoppages for extraordinary maintenance at the same WTE (Waste-To-Energy) and a reduction in the industrial waste produced by certain Group plants. This drop in results was partially offset by higher output on the part of the Silla 2 WTE (Waste-To-Energy), which had suffered a maintenance stoppage during the first three months of 2008.

Depreciation, amortization, provisions and write-downs amount to 175 million euro. This caption is made up of: 8 million euro of amortization, 157 million euro of depreciation, 11 million euro of provisions for bad and doubtful accounts and a 1 million euro reduction in the provision for risks and charges due to the release of risk provisions set up in previous years in connection with the dispute outstanding with INPS regarding health contributions, following the sentence passed by the Court of Cassation, which definitively acknowledged that the A2A Group's defence was correct. Note that depreciation increased by 15 million euro on the same period last year, due to the start-up of the Gissi thermoelectric plant and the change in the scope of consolidation compared with the first half of 2008.

As a result of these changes the net operating income (EBIT) amounts to 365 million euro (351 million euro at June 30, 2008).

Net financial expenses amounted to 107 million euro (75 million euro in the first half of 2008). The increase, amounting to 32 million euro, is due for 24 million euro to interest on the tax payment notices concerning the recovery of the so-called State Aid (relating to the tax moratorium for the years 1996 to 1999 of the former AEM S.p.A. and the former ASM S.p.A.) partly offset by the reduction in interest rates, even if applied to a higher average Group net debt compared with the first half of 2008.

The portion of affiliates, 29 million euro, is up by 25 million euro on the figure at June 30, 2008.

A reminder that this caption includes the valuations at equity of the investments in the Group's associates, the main ones being in Edipower S.p.A., Transalpina di Energia S.r.l., ACSM-AGAM S.p.A., Dolomiti di Energia S.p.A. and Metroweb S.p.A..

Other non-operating expenses come to 40 million euro and include the portion of principal of the above mentioned State Aid for the years from 1996 to 1999 of the former AEM S.p.A. and the former ASM S.p.A., as detailed in paragraph "Other information".

Tax charges amount to 110 million euro (131 million euro in first half 2008) and include the effect of Decree Law 112 of June 25, 2008, the so-called "Summer Manoeuvre", which from the first half 2008 introduced the IRES surtax of 5.5% for companies operating in the production and sale of electricity and gas. This surcharge was recently increased to 6.5% by the so-called "Economic Development Bill", which has already been definitively approved. This increase involved higher taxes of around 2 million euro in the first half of 2009.

The net result of non-current assets held for sale amounts to 7 million euro and relates to the dividend received during the period after tax from Alpiq Holding AG.

Consolidated net income for the period attributable to the Group, less minorities, amounts to 129 million euro (159 million euro in the first half of 2008).

In the first six months of 2009, while there was a significant improvement in the industrial results, net income was affected by the charge due to recover of the State Aid, which after tax amounted to 56 million euro.

Without this non-recurring recovery of State Aid, the net result for the period would have come to 185 million euro with an increase of 16.4% compared with June 30, 2008.

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Balance sheet and financial position

Consolidated net capital employed at June 30, 2009 amounted to 8,476 million euro, funded by equity, 4,600 million euro (of which 881 million pertaining to minorities) and net financial indebtedness, 3,876 million euro (3,484 million euro at December 31, 2008).

The amount of net capital employed increased by 270 million euro compared with December 31, 2008.

Working capital has increased by 136 million euro thanks mainly to the combined effect of the reduction in trade payables, trade receivables and other current assets and the decline in inventories and taxes payable.

The net capital employed, considering also assets held for sale, increased by 134 million euro in the period, following mainly the decline in other non-current financial assets partly offset by the rise in deferred tax assets.

Consolidated net debt at June 30, 2009 amounts to 3,876 million euro (3,484 million euro at December 31, 2008) for an increase of 392 million euro.

Cash flow from operating activities during the period amounts to 236 million euro and include the change in assets and liabilities of 44 million euro.

Cash flow used in investment activities amounts to 317 million euro and includes capital expenditure for tangible assets and intangible assets and the increase in the value of investments, following acquisitions made during the period.

Millions of euro	06 30 2009	12 31 2008	Change
CAPITAL EMPLOYED			
Net capital employed	6,762	**7,033**	**(271)**
Tangible assets	4,036	4,005	31
Intangible assets	646	634	12
Shareholdings and other non-current financial assets (*)	2,778	3,103	(325)
Other non-current assets/liabilities (*)	(92)	(47)	(45)
Deferred tax assets and liabilities	20	(6)	26
Provisions for risks, charges and liabilities for landfills	(361)	(392)	31
Employee benefits	(265)	(264)	(1)
of which with contra-entry in equity	*(106)*	*303*	
Working capital	623	**487**	**136**
Inventories	164	224	(60)
Trade receivables and other current assets (*)	1,877	1,992	(115)
Trade payables and other current liabilities (*)	(1,410)	(1,693)	283
Current tax assets/tax liabilities	(8)	(36)	28
of which with contra-entry in equity	*(24)*	*(153)*	
Assets/liabilities available for sale (*)	1,091	**686**	**405**
of which with contra-entry in equity	*314*	–	
TOTAL CAPITAL EMPLOYED	8,476	**8,206**	**270**
SOURCES OF FUNDS			
Equity	4,600	**4,722**	**(122)**
Total financial position beyond one year	3,417	3,159	258
Total financial position within one year	459	325	134
Total net financial position	3,876	**3,484**	**392**
of which with contra-entry in equity	*(10)*	*(13)*	
TOTAL SOURCES	8,476	**8,206**	**270**

(*) Net of balances included in net financial position.

Millions of euro	01 01 2009 06 30 2009	**01 01 2008 06 30 2008**
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	(3,484)	**(3,264)**
Net income for the period (including minorities)	144	162
Depreciation and amortization	165	150
Result from affiliates	(29)	(4)
Changes in assets and liabilities (*)	(44)	89
Cash flow from operating activities	236	**397**
Cash flow used in investment activities	(317)	**(157)**
Free cash flow	(81)	**240**
Dividends paid by the parent company	(301)	(299)
Dividends paid by subsidiaries to third parties	(7)	(14)
Cash flow from distribution of dividends	(308)	(313)
Changes in financial assets/liabilities with contra-entry in equity	(3)	(2)
NET FINANCIAL POSITION AT THE END OF THE PERIOD	(3,876)	**(3,339)**

(*) Net of balances with contra-entry in equity.

Significant events after June 30, 2009

Spin-off of E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)

On July 1, 2009, the non-proportional partial spin-off of E.ON Produzione S.p.A. in favour of A2A Produzione S.p.A. (a company wholly-controlled by A2A S.p.A.) took effect in accordance with the deed stipulated on June 23.
On April 16, 2009, in execution of the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A., E.ON A.G., Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A. (now E.ON Produzione S.p.A.), the project for the spin-off of E.ON Produzione S.p.A. was filed with the Rome and Brescia company registers. As already communicated to the market on June 17, 2008 and July 18, 2008, this spin-off involved transferring to the beneficiary company (a special purpose vehicle held entirely by A2A S.p.A.) the thermoelectric plant at Monfalcone and the hydroelectric plants in Calabria in exchange for the cancellation of A2A S.p.A. 20% stake in E.ON Produzione S.p.A..
The present capacity of the thermoelectric plant at Monfalcone is of around 976 MW, while that of the hydroelectric plants of Calabria is of around 484 MW. As a result of this operation, the A2A Group's generation capacity has grown considerably, going from around 4,100 MW to around 5,500 MW, with 28% of the installed power coming from renewable sources.

Integration and corporate rationalization process: mergers between Group companies

The following mergers took effect on July 1, 2009: BAS.COM S.p.A. with Selene S.p.A., Bas Power S.r.l. with Aprica S.p.A., Fertilvita S.r.l., Amica Biella S.r.l., Amica Villafalletto S.r.l. and Cavaglià S.r.l. with Ecodeco S.r.l. and AMSADUE S.r.l. and AMSATRE S.r.l. with AMSA S.p.A..

A2A and Renault: electric car diffusion agreement

On July 2, 2009, the agreement between A2A and the Renault-Nissan Group for the diffusion of electric cars was formalised; the companies have signed a memorandum of understanding for the development of zero-emission mobility, which will take the form of an initial pilot scheme to be set up in Milan and Brescia by the end of 2010.
In order to create an infrastructure for recharging the electric vehicles made by Renault-Nissan, A2A is defining agreements with technology partners for the supply of public recharge columns and systems for recharging cars in private homes, as well as for the definition of electronic payment systems to facilitate access to the service.

Moody's confirms long-term rating

On July 20, 2009 Moody's confirmed the A2A Group's long-term rating, which remains A3 with a "stable" outlook. Confirmation of the rating reflects the good quality of A2A's credit worthiness, as well as a strong and stable business profile, with the support of positive diversification of its activities and a significant presence in regulated sectors.


0.2
Half-year condensed
financial statements

Consolidated balance sheet (1) (2)

Assets

Millions of euro	Notes	Consolidated financial statements at 06 30 2009	Consolidated financial statements at 12 31 2008	Consolidated financial statements at 06 30 2008
NON-CURRENT ASSETS				
Tangible assets	1	4,036	4,005	3,904
Intangible assets	2	646	634	626
Shareholdings carried according to equity method	3	2,732	2,553	2,577
Other non-current financial assets	3	47	551	669
Deferred tax assets	4	357	316	305
Other non-current assets	5	64	57	44
Total non-current assets		7,882	**8,116**	**8,125**
CURRENT ASSETS				
Inventories	6	164	224	213
Trade receivables	7	1,711	1,699	1,451
Other current assets	8	166	293	277
Current financial assets	9	41	34	6
Current tax assets	10	8	2	9
Cash and cash equivalents	11	26	87	83
Total current assets		2,116	**2,339**	**2,039**
NON-CURRENT ASSETS HELD FOR SALE	12	1,097	**692**	**696**
TOTAL ASSETS		11,095	**11,147**	**10,860**

(1) Related party transactions in the consolidated financial statements are analysed in the schedules in section 0.2 and in Note 41, as required by CONSOB Resolution no. 15519 of July 27, 2006.

(2) Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 42 as required by Consob Communication no. DEM/6064293 of July 28, 2006.

Equity and liabilities

Millions of euro	Notes	Consolidated financial statements at 06 30 2009	Consolidated financial statements at 12 31 2008	Consolidated financial statements at 06 30 2008
Equity				
Share capital	13	1,629	1,629	1,629
(Treasury shares)	14	(61)	(107)	(107)
Reserves	15	2,022	2,036	2,124
Net profit for the year	16	-	316	-
Net profit for the period	16	129	-	159
Equity pertaining to the Group		3,719	**3,874**	**3,805**
Minorities	17	881	848	853
Total equity		4,600	**4,722**	**4,658**
LIABILITIES				
Non-current liabilities				
Non-current financial liabilities	18	3,448	3,196	3,164
Deferred tax liabilities	19	337	322	354
Employee benefits	20	265	264	271
Provisions for risks, charges and liabilities for landfills	21	361	392	405
Other non-current liabilities	22	126	68	217
Total non-current liabilities		4,537	**4,242**	**4,411**
Current liabilities				
Trade payables	23	898	1,186	965
Other current liabilities	23	512	507	472
Current financial liabilities	24	529	449	292
Tax liabilities	25	16	38	53
Total current liabilities		1,955	**2,180**	**1,782**
Total liabilities		6,492	**6,422**	**6,193**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	26	3	**3**	**9**
TOTAL EQUITY AND LIABILITIES		11,095	**11,147**	**10,860**

Consolidated income statement (1)

Millions of euro	Notes	01 01 2009 06 30 2009	01 01 2008 06 30 2008	01 01 2008 12 31 2008
Revenues				
Revenues from the sale of goods and services		3,015	2,899	5,963
Other operating income		55	89	131
Total revenues	28	3,070	**2,988**	**6,094**
Operating expenses				
Expenses for raw materials and services		2,149	2,089	4,292
Other operating expenses		138	143	281
Total operating expenses	29	2,287	**2,232**	**4,573**
Labour costs	30	243	**229**	**453**
Gross operating income - EBITDA	31	540	**527**	**1,068**
Depreciation, amortization, provisions and write-downs	32	175	**176**	**369**
Net operating income - EBIT	33	365	**351**	**699**
Financial balance				
Financial income		5	32	23
Financial expenses		112	107	223
Affiliates		29	4	60
Total financial balance	34	(78)	**(71)**	**(140)**
Other non-operating income	35	–	**13**	**13**
Other non-operating expenses	36	(40)	**-**	**-**
Income before tax		247	**293**	**572**

(1) Related party transactions in the consolidated financial statements are analysed in the schedules in section 0.2 and in Note 41, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 42 as required by Consob Communication no. DEM/6064293 of July 28, 2006.

Millions of euro	Notes	01 01 2009 06 30 2009	01 01 2008 06 30 2008	01 01 2008 12 31 2008
Income taxes	37	110	131	227
Income from current operations net of tax		137	162	345
Net result of non-current assets held for sale	38	7	-	2
NET INCOME		144	162	347
Minorities		(15)	(3)	(31)
GROUP NET INCOME FOR THE PERIOD	39	129	159	316
Earnings per share (in euro):				
- Basic		0.0414	0.0513	0.1023
- Basic, from operating activities		0.0390	0.0513	0.1027
- Diluted		0.0414	0.0513	0.1023
- Diluted, from operating activities		0.0390	0.0513	0.1027

Consolidated statement of comprehensive income

Millions of euro	06 30 2009	**06 30 2008**
Net income (loss) for the period (A)	144	**162**
Effective part of gains/(losses) on cash flow hedges	25	(22)
Gains/(losses) on the remeasurement of financial assets available for sale	(101)	132
Tax effect on other gains/(losses)	25	(31)
Total other gains/(losses) net of the tax effect of companies consolidated on a line-by-line basis (B)	(51)	**79**
Other gains/(losses) of companies valued at equity net of the tax effect (C)	32	**-**
Total gain/(loss) (A + B + C)	125	**241**
Total gain/(loss) attributable to:		
Shareholders of the parent company	108	**247**
Minorities	17	**(6)**

Consolidated cash flow statement

Millions of euro	Consolidated financial statements at 06 30 2009	**Consolidated financial statements at 12 31 2008**	**Consolidated financial statements at 06 30 2008**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	87	**32**	**32**
Contributions merger-related	–	**155**	**155**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	87	**187**	**187**
Operating activities			
Net income for the year/period	144	347	162
Depreciation of tangible assets	157	292	142
Amortization of intangible assets	8	16	8
Write-downs/disposals of tangible assets and intangible assets	–	22	–
Result of shareholdings carried according to equity method	(29)	(60)	(4)
Write-downs/disposals of investments	–	9	–
Change in working capital (*)	(44)	(78)	89
Cash flow from operating activities	236	**548**	**397**
Investment activities			
Investments in tangible assets	(188)	(437)	(169)
Investments in intangible assets and goodwill	(20)	(26)	(8)
Investments in shareholdings and securities (*)	(133)	(9)	–
Sales of investments	4	–	–
Dividends received from investments carried at equity and other investments	20	60	63
Purchase/sale of own shares	–	(43)	(43)
Cash flow used in investment activities	(317)	**(455)**	**(157)**
FREE CASH FLOW	(81)	**93**	**240**
Financing activities			
Change in financial assets (*)	(17)	(44)	(13)
Change in financial liabilities (*)	345	164	(18)
Dividends paid	(301)	(299)	(299)
Dividends paid to third parties	(7)	(14)	(14)
Cash flows used in financing activities	20	**(193)**	**(344)**
CHANGE IN CASH AND CASH EQUIVALENTS	(61)	**(100)**	**(104)**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	26	**87**	**83**

(*) Net of balances with contra-entry in equity and other balance sheet captions.

Statement of changes in Group equity

Description - *Millions of euro*	Share capital Note 13	Treasury shares Note 14	Cash Flow Hedge Note 15	
Equity at December 31, 2007 Restated	**936**	**(64)**	**13**	
Changes in the first half of 2008				
Allocation of 2007 net income				
Distribution of dividends				
Effects of the merger on the balance sheet	693			
IAS 32 and 39 reserves			(24)	
Put option on Delmi S.p.A. shares				
Put option on Abruzzo Energia S.p.A. shares				
Other changes		(43)		
Group net income for the period and minorities				
Equity at June 30, 2008	**1,629**	**(107)**	**(11)**	
Changes in the second half of 2008				
IAS 32 and 39 reserves			24	
Put option on Delmi S.p.A. shares				
Other changes				
Result from October 1, 2008 to December 31, 2008				
Equity at December 31, 2008	**1,629**	**(107)**	**13**	
Changes in the first half of 2009				
Allocation of 2008 net income				
Distribution of dividends				
IAS 32 and 39 reserves			30	
Put option on Delmi S.p.A. shares				
Put option on Aspem S.p.A. shares				
Put option on Varese Risorse S.p.A. shares				
Other changes		46		
Result from January 1, 2009 to June 30, 2009				
Equity at June 30, 2009	**1,629**	**(61)**	**43**	

Reconciliation of equity and consolidated statement of comprehensive income	
Group net income for the period and minorities	144
Effect of changes in reserves IAS 32 and IAS 39	(19)
Total comprehensive consolidated net income	**125**

	Result of financial assets available for sale Note 15	Other reserves and retained earnings Note 15	Net income for the period/ year of the Group Note 16	Total equity pertaining to the Group	Minorities Note 17	Total equity
	384	**699**	**292**	**2,260**	**794**	**3,054**
		292	(292)			
		(299)		(299)	(14)	(313)
		927		1,620	31	1,651
	103			79	(6)	73
		23		23	46	69
		(3)		(3)	(5)	(8)
		9		(34)	4	(30)
			159	159	3	162
	487	**1,648**	**159**	**3,805**	**853**	**4,658**
	(102)			(78)		(78)
		44		44		44
		(54)		(54)	(33)	(87)
			157	157	28	185
	385	**1,638**	**316**	**3,874**	**848**	**4,722**
		316	(316)			
		(301)		(301)	(7)	(308)
	(66)			(36)	17	(19)
		24		24		24
					(3)	(3)
					(1)	(1)
		(17)		29	12	41
			129	129	15	144
	319	**1,660**	**129**	**3,719**	**881**	**4,600**

Consolidated balance sheet

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Assets

Millions of euro	Consolidated financial statements at 06 30 2009	of which related parties (note no. 41)	Consolidated financial statements at 12 31 2008	of which related parties (note no. 41)	Consolidated financial statements at 06 30 2008	of which related parties (note no. 41)
NON-CURRENT ASSETS						
Tangible assets	4,036		4,005		3,904	
Intangible assets	646		634		626	
Shareholdings carried according to equity method	2,732	2,732	2,553	2,553	2,577	2,577
Other non-current financial assets	47	-	551	1	669	26
Deferred tax assets	357		316		305	
Other non-current assets	64		57		44	
Total non-current assets	**7,882**		**8,116**		**8,125**	
CURRENT ASSETS						
Inventories	164		224		213	
Trade receivables	1,711	123	1,699	157	1,451	174
Other current assets	166		293		277	
Current financial assets	41	40	34	33	6	5
Current tax assets	8		2		9	
Cash and cash equivalents	26		87		83	
Total current assets	**2,116**		**2,339**		**2,039**	
NON-CURRENT ASSETS HELD FOR SALE	**1,097**	**689**	**692**	**689**	**696**	**689**
TOTAL ASSETS	**11,095**		**11,147**		**10,860**	

Equity and liabilities

Millions of euro	Consolidated financial statements at 06 30 2009	of which related parties (note no. 41)	Consolidated financial statements at 12 31 2008	of which related parties (note no. 41)	Consolidated financial statements at 06 30 2008	of which related parties (note no. 41)
Equity						
Share capital	1,629		1,629		1,629	
(Treasury shares)	(61)		(107)		(107)	
Reserves	2,022		2,036		2,124	
Net profit for the year	-		316		-	
Net profit for the period	129		-		159	
Equity pertaining to the Group	**3,719**		**3,874**		**3,805**	
Minorities	881		848		853	
Total equity	**4,600**		**4,722**		**4,658**	
LIABILITIES						
Non-current liabilities						
Non-current financial liabilities	3,448	-	3,196	-	3,164	1
Deferred tax liabilities	337		322		354	
Employee benefits	265		264		271	
Provisions for risks, charges and liabilities for landfills	361		392		405	
Other non-current liabilities	126		68		217	
Total non-current liabilities	**4,537**		**4,242**		**4,411**	
Current liabilities						
Trade payables	898	45	1,186	45	965	75
Other current liabilities	512		507		472	
Current financial liabilities	529	4	449	4	292	-
Tax liabilities	16		38		53	
Total current liabilities	**1,955**		**2,180**		**1,782**	
Total liabilities	**6,492**		**6,422**		**6,193**	
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**3**		**3**		**9**	
TOTAL EQUITY AND LIABILITIES	**11,095**		**11,147**		**10,860**	

Consolidated income statement

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Millions of euro	01 01 2009 06 30 2009	of which related parties (note no. 41)	01 01 2008 06 30 2008	of which related parties (note no. 41)	01 01 2008 12 31 2008	of which related parties (note no. 41)
Revenues						
Revenues from the sale of goods and services	3,015	150	2,899	143	5,963	275
Other operating income	55		89	1	131	1
Total revenues	3,070		**2,988**		**6,094**	
Operating expenses						
Expenses for raw materials and services	2,149	7	2,089	102	4,292	13
Other operating expenses	138	1	143	63	281	2
Total operating expenses	2,287		**2,232**		**4,573**	
Labour costs	243		**229**		**453**	
Gross operating income - EBITDA	540		**527**		**1,068**	
Depreciation, amortization, provisions and write-downs	175		**176**		**369**	
Net operating income - EBIT	365		**351**		**699**	
Financial balance						
Financial income	5		32		23	
Financial expenses	112		107		223	6
Affiliates	29	29	4	4	60	60
Total financial balance	(78)		**(71)**		**(140)**	
Other non-operating income	-		**13**		**13**	
Other non-operating expenses	(40)		-		-	
Income before tax	247		**293**		**572**	

Millions of euro	01 01 2009 06 30 2009	of which related parties (note no. 41)	01 01 2008 06 30 2008	of which related parties (note no. 41)	01 01 2008 12 31 2008	of which related parties (note no. 41)
Income taxes	110		131		227	
Income from current operations net of tax	137		162		345	
Net result of non-current assets held for sale	7		-		2	
NET INCOME	144		162		347	
Minorities	(15)		(3)		(31)	
GROUP NET INCOME FOR THE PERIOD	129		159		316	

0.2.1

Notes to the half-year condensed financial statements

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law. A2A S.p.A. and its subsidiaries ("Group") operate in Italy as well as abroad, above all following the acquisition of the French group, Coriance.

The A2A Group operates mainly in the following sectors:

- the production, sale and distribution of electricity;
- the sale and distribution of gas;
- the production, distribution and sale of heat through district heating networks;
- waste management (from collection and street-sweeping to disposal) and the construction and management of integrated waste disposal plants and systems, also making them available for other operators;
- integrated water cycle management.

Condensed consolidated half-yearly financial statements

The condensed consolidated half-yearly financial statements (hereafter "**the half-yearly report**") of the A2A Group at June 30, 2009 are expressed in millions of euro, which is also the currency of the economies in which the Group operates.

The consolidated half-yearly financial statements of the A2A Group at June 30, 2009, have been prepared:

- in compliance with Decree 58/1998 (article 154-*ter*) and subsequent amendments, and with the Issuers' Regulations published by CONSOB;
- in accordance with the International Financial Reporting Standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union.

In preparing the half-yearly report at June 30, 2009 the Group adopted the same principles used for the consolidated financial statements at December 31, 2008, which should be referred to for a more detailed description.
In addition, from January 1, 2009 the Group adopted for the first time the principles and interpretations explained in detail in the paragraph entitled "Changes in accounting standards and accounting policies".

This half-yearly report at June 30, 2009, which has been subjected to a limited audit, was approved by the Management Board on August 6, 2009, authorizing its publication.

Financial statements

The half-yearly report includes a balance sheet, income statement, cash flow statement and statement of changes in equity in order to facilitate understanding the economic and financial situation in the first six months of 2009.

For the balance sheet, the Company has adopted a format which separates current and non-current assets and liabilities, according to para. 60 et seq. of "IAS 1 revised".

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by A2A major competitors, which is in line with international practice. The results of recurring operations are shown in the income statement separately from income or costs deriving from non-recurring transactions which are part of the business recurring operations, such as gains or losses on the sale of investments and other non-recurring income or charges; this makes it easier to measure the effective results of recurring operating activities.

The cash flow statement is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity as been prepared in accordance with "IAS 1 revised".

The accounting schedules included in the half-yearly financial statements are in the same format as those used in the annual financial statements, except for a new analysis of comprehensive profit/loss pertaining to the Group and minorities, following the application of "IAS 1 revised", which is included in the information on the consolidated income statement.

Basis of preparation

The condensed consolidated half-yearly financial statements have been prepared on the basis of historical cost, except for those items which under IFRS are valued at fair value, as indicated in the accounting policies. The consolidation principles, accounting policies, measurement methods and estimates used in drawing up these financial statements are the same as those use to prepare the financial statements at December 31, 2008 to which reference should be made for a full discussion.

Changes in accounting standards

From January 1, 2009 the following amendments and interpretations to international accounting standards have been applied:

- IAS 23 Revised "Financial expenses": obligatory capitalisation of financial expenses incurred for assets that need a certain period of time before they are ready for use or for sale, applicable from January 1, 2009. The impact of applying this standard on the income statement and balance sheet at June 30, 2009 comes to around 2 million euro;
- IAS 1 Revised "Presentation of Financial Statements", applicable from January 1, 2009, which no longer permits showing cost and revenue items in the statement of changes in equity, requiring them to be shown separately from the variances generated by transactions with shareholders. According to the revised version all the changes generated by transactions with shareholders have to be shown in the statement of changes in equity. All transactions with third parties ("comprehensive income") have to be shown in a single schedule of comprehensive income or in two separate schedules (income statement and statement of comprehensive income). In any case, changes generated by transactions with third parties must not be shown in the statement of changes in equity;
- IFRS 8 "Operating segments" applicable from January 1, 2009, replaces IAS 14 "Reporting financial information by segment"; compared with the current situation, the required disclosure is to be integrated by an analysis of products and services and major customers;
- Amendment to IFRS 2 "Vesting Conditions and Cancellations", at present not applicable to the A2A Group;
- IFRIC 13 "Customer loyalty programmes", applicable from January 1, 2009. The adoption of this interpretation does not have material accounting effects.

The remaining principles adopted during the first six months of 2009 are the same as those used the previous year.

On March 26, 2009 the pertinent bodies of the European Union completed the necessary approval process for the following interpretation to be applied:

- IFRIC 12 "Service Concession Arrangements" applicable from January 1, 2010; application of this interpretation could have a significant impact on the presentation of some of the

Group's concessions, particularly with reference to the reclassification of tangible assets and intangible assets. If all of the Group's assets under concession turned out to be subject to IFRIC 12 and therefore had to be reclassified, the total amount involved could be around 1,495 million euro. The Group is carrying out all of the analyses needed to identify the assets that are subjected to IFRIC 12.

On April 16, 2009 the IASB issued a series of updates (or "improvements") to IFRS; the following are those that the IASB has indicated as involving a change in the presentation, recognition and measurement of financial statement items, without mentioning those that only entail terminology or editorial changes with minimal effects in accounting terms, or those that affect standards or interpretations that are not applicable to the A2A Group.

- IFRS 2 "*Vesting Conditions and Cancellations*": this amendment, which has to be applied from January 1, 2010 (though earlier adoption is permitted) lays down that for measuring share-based payment instruments, only service and performance conditions can be considered as vesting conditions. Any other clauses have to be considered non-vesting conditions and are to be included in determining the fair value of the plan at the time it is granted.
- IAS 16 "*Property, plant and machinery*": this lays down that companies whose business involves renting out equipment have to classify as inventory those assets that are no longer rented and are held for sale; the income received from selling them therefore has to be recognized as revenue.
- IFRS 5 "*Non-current assets available for sale and discontinued operations*": this amendment, which is applicable from January 1, 2010 without retrospective effect, has clarified that IFRS 5 and other IFRS that make specific reference to non-current assets (or groups of assets) classified as held for sale or as discontinued operations establish all of the disclosures that have to be made for such assets or operations.
- IFRS 8 "*Operating segments*": this amendment, which has to be applied from January 1, 2010, requires companies to provide the value of total assets for each segment, if this value is reported periodically to the highest operational decision-making level. Previously, this information had to be disclosed even without this condition. Earlier adoption of this amendment is permitted.
- IAS 7 "*Cash flow statement*": this amendment, which has to be applied from January 1, 2010, requires that only cash flows deriving from expenses that result in the recognition of an asset in the balance sheet can be classified in the cash flow statement as deriving from investment activities, whereas cash flows deriving from expenses that do not result in the recognition of an asset (as in the case of promotional, advertising or staff training expenditure) have to be classified as deriving from operating activities.

- IAS 17 "*Leases*": this amendment requires that when evaluating a lease contract that includes both land and buildings, the part relating to the land should normally be considered as a finance lease if the land in question has an indefinite useful life, as in this case the significant risks and benefits associated with its use for the duration of the contract can be considered as transferred to the lessee, even if there is no formal title to that effect. The amendment is applicable from January 1, 2010; on the date of adoption, all land involved in lease contracts already outstanding and not yet expired will have to be measured separately, which could potentially involve retrospective recognition of a new lease accounted for as a finance lease.
- IAS 28 "*Investments in associates*": this amendment establishes that in the case of shareholdings carried according to the equity method, any impairment does not have to be allocated to the individual assets that make up the value of the shareholding (especially to any goodwill), but to the value of the shareholding as a whole. It follows, that if the conditions exist for a subsequent writeback, it has to be recognized in full.
- IAS 36 "*Impairment of Assets*": this amendment, which is applicable from January 1, 2010 without retrospective effect, requires that each operating unit or group of operating units to which goodwill has been allocated for impairment testing purposes should not be larger than an operating segment as defined in paragraph 5 of IFRS 8, prior to the aggregation permitted by paragraph 12 of the same IFRS based on similar economic characteristics or other elements that make them similar.
- IAS 38 "*Intangible assets*": the amendment to IFRS 3 made in 2008 laid down that there is sufficient information to measure the fair value of an intangible asset acquired during the course of a business combination if it is separable or originated by contractual or legal rights. As a result, IAS 38 was amended to reflect this change in IFRS 3. This amendment also clarified the techniques that are commonly used to measure the fair value of intangible assets for which there is no active market of reference; in particular, these techniques include as alternatives: estimating the present value of the net cash flows generated by the asset, estimating the costs that the enterprise has avoided by owning the asset and not having to use it under licence from a third party, or the costs that would be needed to recreate or replace it (as in the so-called "cost method"). The amendment is applicable from January 2010 without retrospective effect; however, in the event of earlier application of the revised version of IFRS 3, it too has to be applied early.
- IAS 39 "*Financial Instruments: Recognition and Measurement*": this amendment restricts the non-applicability exception contained in paragraph 2g of IAS 39 to forward contracts between a buyer and a selling shareholder for the purposes of selling an enterprise transferred as part of a business combination at a future acquisition date, if completion of the business combination does not depend on further action by one of the two parties, but only on the passing of a suitable period of time. On the other hand, the amendment

clarifies that IAS 39 applies to option contracts that allow one of the two parties to have control over whether future events take place or not, where exercising the option would lead to control over the enterprise (whether or not such contracts are currently exercisable). The amendment also clarifies that the implicit penalties for early extinction of loans, the price of which compensates the lender for the loss of future interest, have to be considered strictly correlated to the loan contract that envisages them, which means that they should not be accounted for separately. Lastly, the amendment clarifies that the gains or losses on a hedged financial instrument have to be reclassified from equity to the income statement during the period in which the expected cash flow that was hedged has an impact on the income statement. This amendment is applicable without retrospective effect from January 1, 2010, though earlier application is permitted.

- IFRIC 9 *"Reassessment of Embedded Derivatives"*: this amendment, which is applicable without retrospective effect from January 1, 2010, excludes from the scope of applicability of IFRIC 9 the derivatives embedded in contracts acquired during the course of business combinations at the time of setting up enterprises under joint control or joint ventures.

On June 3, 2009, the pertinent bodies of the European Union completed the necessary approval process for the following standards to be amended:

- IAS 27 "Consolidated and Separate Financial Statements", applicable from July 1, 2009, according to which changes in the percentage interest that do not involve a loss of control have to be treated as an equity transaction, which means that the contra-entry has to be booked to equity. Moreover, the revised standard lays down that when control over a subsidiary is ceded, but the company still maintains an interest in it, the investment has to be measured at fair value, booking any gains or losses that arise when control is lost to the income statement.
- IFRS 3 Revised "Business Combinations", applicable from July 1, 2009. The main changes relate to:
  - (i) elimination of the obligation to measure the subsidiary's individual assets and liabilities at fair value in the event of a step acquisition of subsidiaries. In such cases, goodwill will be determined as the difference between the value of the investments immediately prior to the acquisition, the consideration paid and the value of the net assets acquired;
  - (ii) if the company does not buy 100% of the investment, the portion of equity belonging to minorities can be measured either at fair value, or by using the method previously recommended by IFRS 3;
  - (iii) booking to the income statement all of the costs relating to the business combination and recognition of liabilities for contingent consideration payments at the acquisition date;

(iv) under the new standard, there is a change in the role that the probability of a future event plays in the choice of accounting treatment. In fact, the new standard requires the potential consideration linked to a future event always to be accounted for in any case. However, the probability of such an event conditions its fair value.

On June 4, 2009 the pertinent bodies of the European Union completed the necessary approval process for the following interpretation to be applied:

- IFRIC 16 "Hedges of a Net Investment in a Foreign Operation", which is applicable from July 1, 2009, clarifies the methods of application of IAS 21 and 39 in cases where an entity hedges the exchange risk deriving from its own net investments in foreign operations.

Scope of consolidation

The half-yearly report of the A2A Group includes the financial statements of the parent company A2A S.p.A. and those of its subsidiaries in which A2A S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. Also consolidated, under the equity method, are those companies in which the parent company has joint control with other shareholders (joint ventures) and those over which it exercises a considerable influence (associates).

Changes in the scope of consolidation

- The investment in ACSM S.p.A. is also consolidated at equity. ACSM has absorbed AGAM Monza S.p.A., changing its name to ACSM-AGAM S.p.A.. Given the lack of up-to-date figures at June 30, 2009, the consolidation includes the figures for the three-month period from January 1, 2009 to March 31, 2009, a delay of one quarter which is permitted by IAS 27 paragraph 27.
- Following the acquisition on July 31, 2008 of 98.08% of A2A Coriance S.a.s., which holds 100% of Coriance S.a.s., the Coriance Group, previously controlled by the Cofatech Group, is now included in the scope of consolidation. Its results for the period January 1, 2009 to June 30, 2009 and its balance sheet figures at June 30, 2009 have therefore been consolidated in this interim report on a line-by-line basis. The initial accounting for the combination of A2A Coriance S.a.s. became definitive at the end of 2008. In preparing these consolidated financial statements, the company has applied IFRS 3, allocating to the tangible assets the corresponding portion of fair value, setting aside the related deferred tax. The portion of fair value that cannot be allocated has been booked to goodwill for an amount of 10 million euro and will be submitted to impairment testing as required by IFRS.

- Thanks to the purchase on January 15, 2009 of 90% of the investment in Aspem S.p.A., which operates in the public services segment in the city of Varese and in other municipalities of the province of Varese and which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A., the results for the period January 1, 2009-June 30, 2009 and of the balance sheet at June 30, 2009 have been fully consolidated, allocating 10% of these results to minorities. Initial accounting for the combination of Aspem has so far been carried out only on a provisional basis. The Purchase Price Allocation deriving from the acquisition of the Aspem Group should be completed by the end of 2009, as permitted by IFRS 3 paragraph 45.
- Because of the sale to SEA S.p.A. of 49% of Malpensa Energia by A2A S.p.A., as mentioned in the paragraph "Significant events during the period", Malpensa Energia S.r.l. has been excluded from the scope of consolidation.

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the A2A Group comprises the Parent company A2A S.p.A. and the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates and Joint Ventures

Investments in associates, in other words those in which the A2A Group holds a significant interest and is able to exercise a considerable influence, and those over which A2A has joint control together with other shareholders, are valued under the equity method. Gains or losses pertaining to the Group are recognized in the consolidated financial statements from the date on which the Group began to have a significant influence over the company.
In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Potential voting rights

If the A2A Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into

consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the A2A Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a loss in the value of assets that have been sold.
In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of equity and net income for the period pertaining to minority interests separately in the balance sheet and income statement.

The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference has to be treated in accordance with IFRS 3.
Transactions with minority shareholders which do not entail the loss of control in consolidated companies are treated according to the so-called "economic entity view".

Consolidation procedure of assets and liabilities available for sale (IFRS 5)

Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities available for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not cleared, so as to show clearly the financial impact in the event of their disposal.

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

a) Option contracts between A2A S.p.A. and Società Elettrica Altoatesina SEL S.p.A. for part of their investment in Delmi S.p.A.

A2A S.p.A. has signed option contracts with Società Elettrica Altoatesina SEL S.p.A. (SEL) for part of the Delmi S.p.A. shares that it holds.

Under the option contract between A2A and SEL, SEL will have the right to sell to A2A and A2A will have the right to purchase from SEL two lots of Delmi shares, equal to 50% and 35% respectively of SEL's investment in Delmi (currently 10% of Delmi's share capital).
The strike price of these options will be calculated for each lot based on various formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised, depending in the case of SEL's put options, among other things, on whether SEL — at the time of exercising the option — has or has not become the owner of some of Edison's hydroelectric power plants located in the Province of Bolzano.
In December 2008, A2A and SEL renegotiated the expiry date of these options, postponing it by one year compared with the initial deadlines, also in consideration of the fact that the parties could not agree on whether the condition for exercising one of the sale options for SEL had been satisfied or not.

SEL's put options and A2A's call options to buy from SEL, if exercised, can be executed in various stages between the fourth anniversary and the six months following the seventh anniversary of TdE's purchase of the Shares and Warrants held by IEB (concluded on September 16, 2005).

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial expenses and booked to income statement.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minorities. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show the difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. It means that changes in the liability that do not depend on time are adjusted on Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minorities.

The half-yearly report at June 30, 2009 shows a liability to third parties for the possible exercise of the put options on the shares of Delmi S.p.A. of 97 million euro (118 million euro at December 31, 2008), a reduction in minorities of 157 million euro (unchanged at December 31, 2008), a positive change in equity pertaining to the Group of 82 million euro (57 million euro at December 31, 2008) and a financial charge of 3 million euro (5.3 million euro at December 31, 2008 and 1.2 million euro at March 31, 2009).

The share of Delmi's result remains 51% as the above options do not currently give A2A S.p.A. access to the economic benefits associated with the shares under option.

b) Call/put options on the shares held by certain minority shareholders of AbruzzoEnergia S.p.A.

A2A S.p.A. currently holds 89.8% of AbruzzoEnergia S.p.A., whose main asset is the thermoelectric plant in Gissi, in Abruzzo.

In addition, A2A S.p.A. holds two call options and two minority shareholders each hold a put option for a total of 5.15% of the share capital of AbruzzoEnergia S.p.A. (currently 130 million euro wholly paid in).
Only the call options can be exercised at present at a price of around 8 million euro which has already been defined, whereas the put options can only be exercised, at a price that is marginally lower than that of the call option, starting from when both of the units at the Gissi power plant start operating in parallel.

The half-yearly report at June 30, 2009 therefore reflects the following situations:

- call options on shares held by minority shareholders, accounted for in accordance with IAS 27 paragraphs 14, 15 and 23 on potential voting rights,
- put options on shares held by minority shareholders, in this case accounted for in accordance with IAS 32 paragraph 23,
- different strike prices for the options,
- call options that can be exercised now and put options that can only be exercised once certain technical or production conditions have been fulfilled, i.e. by the end of 2009.

IAS 27 paragraph 14 requires companies to take account of potential voting rights when assessing whether a shareholder has the power to govern the company's operating and financial decisions. In the case in question, A2A S.p.A. already has control of AbruzzoEnergia S.p.A. as it holds almost 90% of the share capital; this means that exercising the call options would not bring about any change in the company's control, nor in the fact that it is

consolidated on a line-by-line basis. The result of this analysis of the call options is therefore that no additional or amending entry has to be made.

As for the put options, the observations made in paragraph a), which analysed the option contract with Società Elettrica Altoatesina SEL S.p.A., are still valid.
The circumstances are very similar: the put options are on the shares held by certain minority shareholders, while the counterparty (the buyer) is the shareholder that controls the company; the accounting treatment of the put options will therefore be the same.

Bear in mind that the Group has chosen to show the difference between the present value of the strike price of the put options and the book value of the minorities as a reduction in Group equity (if positive) or as an increase in Group equity (if negative), as an alternative to confirming goodwill.

As a result, a current financial payable of 8 million euro has been recorded, reducing the equity of minorities by 5 million euro. The differential of 3 million euro has been deducted from the equity pertaining to the Group.

c) Call option on the purchase of 1% of the share capital of ASM Novara S.p.A.

A2A S.p.A. owns 50% of the shares of ASM Novara S.p.A., a company with share capital of one million euro set up with other shareholders in order to build and manage a district heating network in Novara.
As a result of the shareholder agreement between the shareholders of ASM Novara S.p.A., A2A S.p.A. has a call option to buy 1% of the share capital of ASM Novara S.p.A. Similarly the other shareholders, who hold the remaining 50%, have a put option to sell 1% of the share capital to A2A S.p.A.. Exercising one of these options would give A2A S.p.A. control over ASM Novara S.p.A..

Any of the parties can exercise their option within three years after the satisfaction of certain conditions relating to the construction of the district heating network in Novara: at June 30, 2009, these conditions had not yet been satisfied.

IAS 27, paragraph 14, establishes that when assessing whether an entity has the power to govern the financial and operating policies of another entity, it has to take account of the "potential voting rights" that would derive from exercising the options, providing they are currently exercisable. Such potential voting rights should then be added to the existing voting rights in order to calculate the total interest held in the share capital, which in turn establishes the method of consolidation to be applied to the affiliate concerned.

Potential voting rights that are not currently exercisable are understood as being, for example, those that cannot be exercised until a future date or until some future event takes place.

Hence, the potential voting right that A2A S.p.A. holds in ASM Novara S.p.A., as explained above, is not currently exercisable, so the investment in ASM Novara S.p.A. is consolidated according to the equity method.

When the option rights are exercised, an assessment will have to be made as to whether ASM Novara S.p.A. is controlled by A2A S.p.A. in order to decide on the consolidation method to be used.

d) Option granted to the Municipality of Varese for the sale of 10% of Aspem S.p.A. and 9.8% of Varese Risorse S.p.A.

A2A S.p.A. holds 90% of the shares of Aspem S.p.A., a company which provides local public services in the city of Varese and in other towns in the province of Varese.
Under the shareholder agreement between A2A S.p.A. and the Municipality of Varese, the latter has the right, but not the obligation, to sell (put option) to A2A S.p.A. 9.8% of Aspem S.p.A. and 10% of Varese Risorse S.p.A. (held 90% by Aspem S.p.A.). The two shareholdings have to be bought together within the same context.
The Municipality of Varese can exercise its option after the expiry date of the period of non-transferability of the shares in Aspem S.p.A. and Varese Risorse S.p.A., which lasts for three years from the date of signing the shareholder agreement: at June 30, 2009, this period has still not expired. Note that these transactions have been assessed based on acquisition value for Aspem and enterprise value for Varese Risorse.

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises this option.
The half-yearly report at June 30, 2009 shows a payable to the Municipality of Varese for the potential exercise of the put options on the shares in Aspem S.p.A. and Varese Risorse S.p.A., equal to around 3 million euro, with a corresponding reduction in minorities for the same amount.

Key figures at June 30, 2009 and at June 30, 2008 of the joint ventures (consolidated at equity)

Key figures at June 30, 2009 *Millions of euro*	Edipower 20%	Transalpina di Energia 50%	Ecodeco Group companies 50% (*)	Ergon Energia 50%	Metamer 50%	Ge.Si. 47.5%
INCOME STATEMENT						
Revenues from sales	122.4	2,407.0	6.2	2.8	8.0	1.7
Gross operating income - EBITDA	**40.2**	**364.5**	**0.9**	**(0.3)**	**0.3**	**0.5**
% of net sales	*32.9%*	*15.1%*	*14.5%*	*(10.9%)*	*3.1%*	*30.6%*
Depreciation, amortization and write-downs	27.2	204.5	0.7	0.1	-	0.1
Net operating income - EBIT	**13.2**	**160.0**	**0.2**	**(0.4)**	**0.3**	**0.4**
Net result for the period	**1.6**	**19.5**	**-**	**(0.4)**	**0.2**	**0.3**
BALANCE SHEET						
Total assets	**842.6**	**8,453.0**	**13.4**	**11.2**	**8.5**	**3.3**
Equity	**404.0**	**3,750.5**	**(1.4)**	**1.7**	**1.3**	**1.5**
Net debt	**(292.0)**	**(2,804.5)**	**(5.4)**	**17.0**	**4.9**	**(0.9)**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica and Sed S.r.l..

Key figures at June 30, 2008 *Millions of euro*	Edipower 20%	Transalpina di Energia 50%	Ecodeco Group companies 50% (*)	Ergon Energia 50%	Metamer 50%	Ge.Si. 47.5%
INCOME STATEMENT						
Revenues from sales	127.0	2,503.0	6.4	227.0	6.5	1.4
Gross operating income - EBITDA	**39.0**	**404.0**	**1.1**	**2.8**	**0.5**	**0.3**
% of net sales	*30.7%*	*16.1%*	*17.2%*	*1.2%*	*7.7%*	*21.4%*
Depreciation, amortization and write-downs	27.0	199.0	0.8	0.5	-	0.3
Net operating income - EBIT	**12.0**	**205.0**	**0.3**	**2.3**	**0.5**	**0.3**
Net result for the period	**(1.0)**	**0.5**	**0.1**	**0.5**	**0.3**	**0.1**
BALANCE SHEET						
Total assets	**911.0**	**7,930.0**	**13.0**	**100.0**	**5.0**	**2.4**
Equity	**410.0**	**1,969.0**	**1.0**	**1.5**	**1.5**	**1.0**
Net debt	**(328.0)**	**(2,059.0)**	**(4.0)**	**(45.3)**	**2.3**	**-**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica and Sed S.r.l..

Seasonality of the business

Note that given the nature of the Group's core activities, interim results may be affected by the climate during the period.

In this regard, reference should be made to the comments on the results by individual sector given below.

A2A Group – Areas of activity

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These activities in turn form part of the following sectors:

- Energy Sector;
- Heat and Services Sector;
- Environment Sector;
- Networks Sector;
- Other Services and Corporate Sector.

Sector of the A2A Group

Thermoelectric and hydroelectric plants	Cogeneration plants	Collection and street sweeping	Electricity networks	Other services
Energy Management	District heating networks	Treatment	Gas networks	Corporate sector
Sale of electricity and gas	Sale of heat and other services	Disposal of waste with energy recovery	Integrated water cycle	

Sector of the A2A Group


Energy
Heat and Services
Environment
Networks
Other Services and Corporate Sector

Geographical areas of activity



- Waste disposal plants
- Cogeneration plants
- Hydroelectric plants
- Thermoelectric plants

Results sector by sector

Millions of euro	Energy		Heat and Services	
	01 01 09 06 30 09	**01 01 08 06 30 08**	**01 01 09 06 30 09**	**01 01 08 06 30 08**
Revenues	**2,440**	**2,384**	**200**	**129**
– *of which intercompany*	*70*	*36*	*21*	*24*
Gross operating income - EBITDA	**274**	**222**	**45**	**34**
% of revenues	*11.2%*	*9.3%*	*22.5%*	*26.4%*
Depreciation, amortization, provisions and write-downs	(55)	(52)	(18)	(13)
Net operating income - EBIT	**219**	**170**	**27**	**21**
% of revenues	*9.0%*	*7.1%*	*13.5%*	*16.3%*
Financial balance, net				
Non-operating income/charges				
Income before taxes				
Income taxes				
Net result				
Net result of non-current assets held for sale				
Minorities				
Group net income for the period				
Gross investments (1)	45	22	37 (*)	29

(*) Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 13 million euro.
(**) Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 17 million euro.
(1) See "Investments" in the schedules in notes 1 and 2 on Tangible assets and Intangible assets.

Millions of euro	Energy		Heat and Services	
	06 30 09	**12 31 08**	**06 30 09**	**12 31 08**
Tangible assets	1,148	1,162	501	450
Intangible assets	53	55	30	18
Trade receivables and current financial assets	1,390	1,849	184	240
Trade payables and current financial liabilities	1,049	1,695	213	184

	Networks		Environment		Other Services and Corporate Sector		Eliminations		Total Group	
	01 01 09 06 30 09	01 01 08 06 30 08	01 01 09 06 30 09	01 01 08 06 30 08	01 01 09 06 30 09	01 01 08 06 30 08	01 01 09 06 30 09	01 01 08 06 30 08	01 01 09 06 30 09	01 01 08 06 30 08
	282	**274**	**371**	**411**	**130**	**126**	**(353)**	**(336)**	**3,070**	**2,988**
	152	*160*	*7*	*26*	*103*	*90*	(353)	(336)	-	-
	123	**122**	**107**	**168**	**(10)**	**(16)**	**1**	**(3)**	**540**	**527**
	43.6%	*44.5%*	*28.8%*	*40.9%*	*(7.7%)*	*(12.7%)*			*17.6%*	*17.6%*
	(62)	(55)	(46)	(47)	-	(16)	6	7	(175)	(176)
	61	**67**	**61**	**121**	**(10)**	**(32)**	**7**	**4**	**365**	**351**
	21.6%	*24.5%*	*16.4%*	*29.4%*	*(7.7%)*	*(25.4%)*			*11.9%*	*11.7%*
									(78)	(71)
									(40)	13
									247	**293**
									(110)	(131)
									137	**162**
									7	-
									(15)	(3)
									129	**159**
	85 (**)	62	30	19	11	45	-	-	**208**	**177**

	Networks		Environment		Other Services and Corporate Sector		Eliminations		Total Group	
	06 30 09	12 31 08	06 30 09	12 31 08	06 30 09	12 31 08	06 30 09	12 31 08	06 30 09	12 31 08
	1,865	1,851	535	556	235	237	(248)	(251)	**4,036**	**4,005**
	523	539	40	41	91	88	(91)	(107)	**646**	**634**
	357	278	346	305	222	150	(747)	(1,089)	**1,752**	**1,733**
	300	320	175	166	523	366	(833)	(1,096)	**1,427**	**1,635**

Notes to the balance sheet

Changes compared with December 31, 2008

- Thanks to the purchase on January 15, 2009 of 90% of the investment in Aspem S.p.A., which operates in the public services segment in the city of Varese and in other municipalities of the province of Varese and which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A., the results for the period January 1, 2009-June 30, 2009 and of the balance sheet at June 30, 2009 have been fully consolidated, allocating 10% of these results to minorities. Initial accounting for the combination of Aspem has so far been carried out only on a provisional basis. The Purchase Price Allocation following the acquisition of the Aspem Group is expected to be completed by the end of 2009.
- Unlike the previous year, at June 30, 2009 "Non-current assets held for sale" and "Liabilities directly related to non-current assets held for sale" also reflect the classification of the shareholding in Alpiq Holding AG.

ASSETS

Non-current assets

1) Tangible assets

Millions of euro	Amount at 12 31 2008	Changes for the period					Amount at 06 30 2009
		Additions	Other changes	Disposals and write-downs	Deprecia-tion	Total change	
Land	74	1	-	(1)	-	-	74
Buildings	331	3	46		(6)	43	374
Plant and machinery	2,615	81	377	(2)	(99)	357	2,972
Industrial and commercial equipment	18	2	1	-	(3)	-	18
Other tangible assets	72	4	3	-	(10)	(3)	69
Landfills	13	1	3	-	(2)	2	15
Freely transferable assets	318	11	(1)	-	(28)	(18)	300
Construction in progress and advances	461	84	(388)	-	-	(304)	157
Leasehold improvements	4	1	1	-	(2)	-	4
Leased assets	99	-	(39)	-	(7)	(46)	53
Total	**4,005**	**188**	**3**	**(3)**	**(157)**	**31**	4,036
of which:							
Historical cost	5,557	188	10	(37)	-	161	5,718
Accumulated depreciation	(1,534)	-	(7)	34	(157)	(130)	(1,664)
Write-downs/Revaluation	(18)	-	-	-	-	-	(18)

Tangible assets amount to 4,036 million euro (4,005 million euro at December 31, 2008) and show a net rise of 31 million euro due to capital expenditure realised in the period of 188 million euro and to the depreciation charge for the period of 157 million euro.

The thermoelectric plant at Gissi (Ch) became operative during the first half.

Capital expenditure by sector are broken down as follows:

- capital expenditure by the energy sector during the period amounted to 45 million euro, mainly involving completion works for the thermoelectric plant in Gissi (38 million euro), work on the 220 KW electric power station in Mincio (2 million euro), revamping of the hydroelectric plant in Prevalle sul Chiese (1 million euro), work on the thermoelectric plant in Cassano d'Adda (2 million euro) and work on the Braulio, Stazzona and Lovero plants (1 million euro);

- capital expenditure by the heat sector during the period, 23 million euro, mainly concerned the development of the district heating networks in Milan (11 million euro), Brescia and Bergamo (4 million euro), extraordinary maintenance and development of the plants in the Milan area (2 million euro), extraordinary maintenance and development work on the plants mainly in the Brescia area (1 million euro), as well as investments made by the Coriance Group (totalling 3 million euro);
- capital expenditure by the environmental sector during the period, 29 million euro, mainly involved development of the waste incineration plants (19 million euro) as well as development and maintenance work on other plants for the processing and disposal of waste (9 million euro);
- capital expenditure during the period by the networks sector amounted to 68 million euro, involving development and maintenance work on the electricity distribution networks, mainly connecting new users, expansion and refurbishment of the medium and low voltage network, and the installation of new electronic meters, upgrade work on the primary plants (38 million euro); development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure underground tubes (18 million euro) and works on the water transport and network, and on the sewer networks (10 million euro);
- other capital expenditure for 7 million euro;
- the consolidation of the Aspem Group, which took place in January 2009, caused an increase in tangible assets of 16 million euro.

As a result of the lease back agreement for the building in Corso di Porta Vittoria (Milan), it has been reclassified as a leased asset under buildings.

Tangible assets include 53 million euro of leased assets, booked in accordance with IAS 17 (revised); the residual payable to leasing companies at June 30, 2009 amounts to 46 million euro.

Please note that "freely transferable assets" related to the hydroelectric production plants during the second half of 2007 the depreciation period has been revised following sentence no. 1 issued by the Constitutional Court on January 18, 2008; their useful lives have been reduced by 10 years as a result. The Company reserves the right to take any steps to protect its investments and its interests.

2) Intangible assets

Millions of euro	Amount at 12 31 2008	Changes for the period					Amount at 06 30 2009
		Additions	Other changes	Disposals/ Write-downs	Amortiza-tion	Total changes	
Industrial patents and intellectual property rights	21	2	3	-	(4)	1	22
Concessions, licences, trademarks and similar rights	20	1	-	-	(2)	(1)	19
Assets in process of formation	6	3	(5)	-	-	(2)	4
Other intangible assets	15	-	2	-	(2)	-	15
Goodwill	572	14	-	-	-	14	586
Total	**634**	**20**	**-**	**-**	**(8)**	**12**	646

Intangible assets at June 30, 2009 amount to 646 million euro and show a rise of 12 million euro compared with December 31, 2008, as a result of the following items:

- the increase, 20 million euro, due for 6 million euro to investments made in the period, and for 14 million euro to the rise in goodwill following the acquisition of the Aspem Group, which took place in January 2009;
- the decrease, 8 million euro, entirely attributable to amortization for the period.

Other intangible assets includes the value of the customer list, which relates to acquisitions of customer portfolios made by Group companies in cases where there is evidence that the companies are able to control the future benefits deriving from these customer portfolios. These amounts are amortized over their estimated useful life.

In particular, these amounts are principally attributable:

- to the amount paid by ASMEA, 7 million euro, for the customers included in the business purchased from ENEL in 2003 relating to a portion of the networks and utilities of the city and province of Brescia;
- to the amount of the customers in the gas sector acquired in previous years from BAS-Omniservizi for 6 million euro.

Goodwill

Millions of euro	Amount at 12 31 2008	Changes for the period				Amount at 06 30 2009
		Additions	Other changes	Write-downs	Total changes	
Goodwill	572	14	-	-	14	586
Total	**572**	**14**	**-**	**-**	**14**	586

Goodwill at June 30, 2009 is made up as follows:

Millions of euro	
Ecodeco Group	228
Heat Sector	21
Gas Sector	7
A2A Reti Elettriche	247
A2A Reti Gas	38
Integrated Water Cycle	16
Bas power	5
Coriance Group	10
Total Goodwill at December 31, 2008	**572**
Changes for the period:	
Acquisition of Aspem Group	14
Total changes for the period	**14**
Total Goodwill at June 30, 2009	**586**

The change of the period, amounting to 14 million euro, is due to the consolidation of the Aspem Group, after the acquisition, on January 15, 2009, of 90% of the investment in Aspem S.p.A.. Initial accounting for the combination of Aspem has so far been carried out only on a provisional basis. The Purchase Price Allocation following the acquisition of the Aspem Group is expected to be completed by the end of 2009.

No impairment indicators came to light during the period under review. This item is impairment tested at least once a year.

3) Shareholdings and other non-current financial assets

Millions of euro	**Amount at 12 31 2008**	**Changes for the period**	Amount at 06 30 2009	***of which included in NFP***	
				12 31 2008	***06 30 2009***
Shareholdings carried according to equity method	2,553	179	2,732	–	–
Other non-current financial assets	551	(504)	47	*1*	*1*
Total	**3,104**	**(325)**	2,779	***1***	***1***

The investments in companies carried at equity at June 30, 2009 show an increase of 179 million euro compared with December 31, 2008.

The following table shows details of these changes:

Shareholdings carried according to equity method - *Millions of euro*	Total
Amount at December 31, 2008	2,553
Changes for period:	
- acquisitions and increases in capital	133
- sales	(4)
- valuations at equity	63
- dividends received from investments carried at equity	(13)
- reclassifications	....
Total changes for the period	179
Amount at June 30, 2009	2,732

The main changes during the period concerned the acquisition of a 15% interest in Elektroprivreda Crne Gore AD Nikšić (EPCG) for 123 million euro, the subscription of the increase in capital of the associate Ergosud S.p.A. for 10 million euro, the sale of the investment in Malpensa Energia S.r.l. on June 18, 2009 for 4 million euro, as explained in the section on "Significant events during the period", the valuation at equity of the other shareholdings for 63 million euro, principally relating to the shareholding in Transalpina di Energia, and 13 million euro of dividends received.

This investment of around 15% in Elektroprivreda Crne Gore AD Nikšić, purchased on May 25, 2009, is the first step in a process that will probably lead to a higher stake being taken by the end of the year. A2A already has its own director on the company's Board of Directors. Considering all of the above, this shareholding is considered an associate and carried according to the equity method.

The merger of AGAM S.p.A. with ACSM S.p.A. took effect on January 1, 2009 when it changed its name to ACSM-AGAM S.p.A.; A2A S.p.A. holds 16,808,270 shares equal to 21.937% of the share capital.
As regards the valuation of the investment in this company, it should be noted that although the stock exchange value is significantly lower than its book value at June 30, 2009, the Group did not think necessary to write down its value at December 31, 2008, as management is of the opinion that the value expressed by the Stock Exchange does not reflect the investment's real economic value.

Other non-current financial assets show a balance of 47 million euro (551 million euro at December 31, 2008) of which:

- 26 million euro (unchanged compared with the same period last year) relating to a convertible bond loan issued by Metroweb S.p.A. and fully subscribed by A2A S.p.A. in compliance with the agreements for the sale of the investment;

- 19 million euro (524 million euro at December 31, 2008) relating to financial assets available for sale. The change during the period, negative for 505 million euro, is due to the reclassification to "Non-current assets held for sale" of the 5.16% interest in Alpiq Holding AG shown at fair value (the change during the same period last year was negative for 101 million euro);
- 2 million euro relating to other financial receivables due from third parties.

4) Deferred tax assets

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009
Deferred tax assets	316	41	357

Deferred tax assets amount to 357 million euro and show an increase of 41 million euro compared with December 31, 2008.

5) Other non-current assets

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009	*of which included in NFP*	
				12 31 2008	*06 30 2009*
Non-current derivatives	40	8	48	40	48
Other non-current assetsti	17	(1)	16	-	-
Total other non-current assets	57	7	64	40	48

Other non-current assets amount to 64 million euro (57 million euro at December 31, 2008) and are made up of:

- 48 million euro for non-current hedging derivatives, principally Interest Rate Swap (IRS) hedging the risk of an increase in the interest rates and exchange rates on long-term bond loans. This caption is up by 8 million euro compared with December 31, 2008, mainly as a result of its measurement at fair value for the period;
- 16 million euro for other non-current assets, principally consisting of costs already incurred but pertaining to future periods.

Current assets

6) Inventories

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009
Inventories	**224**	**(60)**	164

Inventories at June 30, 2009 amount to 164 million euro (224 million euro at December 31, 2008) with a negative change of 60 million euro mainly due to the reduction in fuel stocks at Plurigas S.p.A. in particular, of which:

- 3 million euro relate to the positive change in materials destined mainly to plant maintenance and operations. This caption shows a balance at June 30, 2009 of 41 million euro (38 million euro at December 31, 2008);
- 66 million euro relate to the negative change in fuel. This caption shows a balance at June 30, 2009 of 118 million euro (184 million euro at December 31, 2008);
- 3 million euro relate to the positive change in other inventories. This caption shows a balance at June 30, 2009 of 5 million euro (2 million euro at December 2008).

7) Trade receivables

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009
Trade receivables	1,754	19	1,773
Provision for bad and doubtful accounts	(55)	(7)	(62)
Total trade receivables	**1,699**	**12**	1,711

At June 30, 2009 trade receivables amount to 1,711 million euro (1,699 million euro at December 31, 2008) with an increase of 12 million euro:

- 42 million euro due to an increase in trade receivables from customers. This caption shows a balance at June 30, 2009 of 1,578 million euro (1,536 million euro at December 31, 2008);
- 34 million euro due to a decrease in receivables from related parties. For 26 million euro, the decrease for the period relates to lower receivables from the Municipalities of Milan and Brescia and for 8 million euro to lower receivables from other associates. This caption shows a balance at June 30, 2009 of 123 million euro (157 million euro at December 31, 2008);

- 4 million euro relate to the rise in contract work in progress, the balance of which at June 30, 2009 comes to 10 million euro (6 million euro at December 31, 2008).

The change of the period, is attributable to the change in the scope of consolidation and to the seasonal nature of the Group business.

8) Other current assets

Millions of euro	**Amount at 12 31 2008**	**Changes for the period**	Amount at 06 30 2009
Current derivatives	34	(9)	25
Other current assets	259	(118)	141
Total other current assets	**293**	**(127)**	166

This caption amounts to 166 million euro (293 million euro at December 31, 2008) with a decrease of 127 million euro, of which:

- 9 million euro for current derivatives, relating principally to commodity derivatives taken out by A2A Trading S.r.l.;
- 118 million euro of other current assets, relating principally to the decline in amounts due from the tax authorities for VAT, as well as to the reduction in other receivables.

Other current assets mainly relate to receivables from the Electricity Equalisation Fund, as well as amounts due from the tax authorities for VAT.

9) Current financial assets

Millions of euro	**Amount at 12 31 2008**	**Changes for the period**	Amount at 06 30 2009	***of which included in NFP***	
				12 31 2008	***06 30 2009***
Other financial assets	1	–	1	*1*	*1*
Financial assets due from related parties	33	7	40	*33*	*40*
Total	**34**	**7**	41	***34***	***41***

This caption at June 30, 2009 shows a balance of 41 million euro (34 million euro at December 31, 2008), and relates principally to receivables from the Municipality of Milan, as well as to financial receivables due from associates.

10) Current tax assets

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009
Current tax assets	2	6	8

At June 30, 2009 this caption amounts to 8 million euro (2 million euro at December 31, 2008), with a positive variance of 6 million euro compared with December 31, 2008.

11) Cash and cash equivalents

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009	*of which included in NFP*	
				12 31 2008	*06 30 2009*
Cash and cash equivalents	87	(61)	26	*87*	*26*

Cash and cash equivalents at June 30, 2009 amount to 26 million euro (87 million euro at December 31, 2008) with a decrease of 61 million euro compared with the end of 2008.

Bank deposits includes interest accrued but not yet credited at the period-end.

12) Non-current assets held for sale

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009	*of which included in NFP*	
				12 31 2008	*06 30 2009*
Non-current assets held for sale	692	405	1,097	3	3

At June 30, 2009 this caption shows a balance of 1,097 million euro and refers to:

- for 689 million euro to the classification of this caption of the investment in E.ON Produzione S.p.A.. During 2007, as a result of the favourable outcome of the takeover bid launched by Acciona and ENEL for Endesa S.A., ASM S.p.A. (now A2A S.p.A.) initiated contacts with Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A. and Endesa Europe S.L. with a view to identifying possible solutions for its 20% investment in Endesa Italia S.p.A. (now E.ON Produzione S.p.A.), also in light of the shareholder agreement signed by the latter's shareholders on September 14, 2001. Following the creation of A2A, on January 1, 2008, the Group also reached a definitive clarification regarding its investment in E.ON Produzione S.p.A., the final decision being to pull out of this joint project in exchange for the assignment of certain specific production assets. This approach was subsequently ratified by A2A's Board of Management when on March 26, 2008 it formally approved the Group's new business plan, which already reflects the impact of pursuing this new strategy. On July 18, 2008, the company exercised its right to select certain power plants owned by E.ON Produzione S.p.A., thereby initiating the spin-off of this company, as envisaged in the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A., Endesa Europe S.L. and Endesa Italia S.p.A.. In accordance with this agreement, the spin-off procedure provides for the setting up of a new corporate vehicle to which the chosen power generation assets will be transferred, together with the related liabilities that are allocated to them. A2A will hold 100% of this company's share capital in exchange for its 20% stake in E.ON Produzione. Given that this exchange of assets involved a genuine disposal as it implied a radical change in ownership and in the cash flow profile expected from the investment, in accordance with IFRS, the investment in E.ON Produzione S.p.A. was reclassified to non-current assets held for sale from January 1, 2008, the date that A2A S.p.A. was created, which also coincided with the date of the decision to dispose of this investment. It is worth noting that from January 1, 2008 this investment is no longer valued at equity but, in accordance with IAS 28, para. 13a) and IFRS 5, at the lower of cost (i.e. its book net equity value at December 31, 2008) and fair value, net of selling costs, represented by the fair value (which is significantly higher than cost) of the company that is the beneficiary of the spin-off of the power plants chosen by A2A. The transaction was formalised on July 1, 2009;

- for 404 million euro to the measurement at fair value and to the reclassification from "Other non-current financial assets" of the 5.16% interest in Alpiq Holding AG;
- for 4 million euro relating to the assets of certain businesses of the Ecodeco Group available for sale.

EQUITY AND LIABILITIES

Equity

Equity, which at June 30, 2009 amounts to 4,600 million euro (4,722 million euro at December 31, 2008), is detailed in the table below:

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009
Equity pertaining to the Group:			
Share capital	1,629	–	1,629
(Treasury shares)	(107)	46	(61)
Reserves	2,036	(14)	2,022
Net income for the year of the Group	316	(316)	–
Net income for the period of the Group	–	129	129
Total equity pertaining to the Group	**3,874**	**(155)**	**3,719**
Minorities	848	33	881
Total equity	**4,722**	**(122)**	**4,600**

Equity pertaining to the Group

The overall change in Group equity, negative for 122 million euro, is principally due to the payment of dividends by A2A S.p.A. for 301 million euro (0.097 euro per share), for 129 million euro to the result of the period, to the valuation in accordance with IAS 32 and 39 of cash flow hedge derivatives, to the valuation of the put options on the shares of Delmi, Aspem and Varese Risorse and to the change in minorities.

13) Share capital

At June 30, 2009 the share capital amounts to 1,629 million euro and consists of 3,132,905,277 shares with a par value of 0.52 euro each.

14) Treasury shares

At June 30, 2009 treasury shares amounted to 61 million euro (107 million euro at December 31, 2008) and relate to 26,917,609 treasury shares held by the company (47,434,850 shares at December 31, 2008). The decrease, amounting to 46 million euro, refers to 20,517,241 treasury shares given to the Municipality of Varese relating the acquisition of the Aspem Group which

was concluded on January 15, 2009. Following this transaction the Municipality of Varese holds 0.6 % of the capital of A2A S.p.A., as already mentioned in the paragraph "Significant events during the period".

15) Reserves

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009
Other reserves	2,036	(14)	2,022

Reserves, amounting to 2,022 million euro at June 30, 2009 (2,036 million euro at December 31, 2008), include the positive adjustments of previous periods related to IAS/IFRS, the consolidation adjustments relating to the figures booked in the prior year financial statements of the Group companies and the retained earnings and accumulated losses of certain subsidiaries. It also includes the cash flow hedge reserve for the valuation, at June 30, 2009, of derivatives that comply with hedge accounting requirements at the end of the period and the reserve deriving from "assets available for sale".

Note that the accounting treatment of the acquisition of the Aspem Group in accordance with IAS/IFRS involved a reduction in reserves of 20 millions euro. This difference in any case must to be put in relation to the change in treasury shares (46 million euro). The net change of 27 million euro represents the value of the shares exchanged for 90% di Aspem S.p.A. at the date of acquisition.

Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by A2A S.p.A. with Società Elettrica Altoatesina SEL S.p.A. (SEL) on Delmi shares, as well as the call/put options held by certain minority shareholders of Abruzzo Energia S.p.A. and the put options on the shares of Aspem S.p.A. and Varese Risorse S.p.A. held by the Municipality of Varese. As explained in detail in the paragraph on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction in Group equity (if positive) or as an increase in Group equity (if negative).
At June 30, 2009 the effects of the put options on the Delmi shares led to an increase in Group equity of 24 million euro, while the put options on the Aspem S.p.A. and Varese Risorse S.p.A. shares did not affect Group equity.

16) Net income for the period

Net income amounts to 129 million euro and includes the result for the period.

17) Minority interests

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009
Minority interests	**848**	**33**	881

At June 30, 2009 this totals 881 million euro (848 million euro at December 31, 2008) and represents the portion of capital, reserves and net result pertaining to minority interests. The increase of the period, amounting to 33 million euro, concerned:

- the allocation of a portion of the result for the period to minority interests of 15 million euro, of which 9 million euro related to the share pertaining to the minority shareholders of Delmi S.p.A. and 6 million euro to the share pertaining to those of Plurigas S.p.A.;
- positive adjustment of 22 million euro attributable to the changes in equity items during the period pertaining to the minority shareholders of Delmi S.p.A., Plurigas S.p.A. and Abruzzo Energia S.p.A.;
- Negative adjustments for 4 million euro for the calculation of the put options on the shares in Aspem S.p.A. and Varese Risorse S.p.A. held by the Municipality of Varese.

LIABILITIES

Non-current liabilities

18) Non-current financial liabilities

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009	*of which included in NFP*	
				12 31 2008	*06 30 2009*
Non-convertible bonds	1,104	11	1,115	*1,104*	*1,115*
Due to banks	1,900	268	2,168	*1,900*	*2,168*
Due to other providers of finance	148	(21)	127	*148*	*127*
Finance lease payables	44	(6)	38	*44*	*38*
Total	**3,196**	**252**	3,448	***3,196***	***3,448***

Non-current financial liabilities amount to 3,448 million euro (3,196 million euro at December 31, 2008) with an increase of 252 million euro.

The change in non-convertible bonds relates to 3 bond loans issued by the Group, namely:

- a bond with a nominal value of 500 million euro issued on May 28, 2004 with a ten-year duration and a nominal fixed rate of 4.875%; its valuation at amortized cost amounts to 497 million euro;

- a loan in yen with a nominal value of 98 million euro issued on August 10, 2006 with a thirty-year duration at a fixed rate of 5.405%; its valuation at amortized cost amounts to 97 million euro;
- for a nominal value of 500 million euro to the bond issued on October 30, 2003 with a 10-year maturity at a nominal fixed rate of 4.875%, the fair value of which at June 30, 2009 amounts to 521 million euro, after exercising the fair value option at the time of the transition to IAS/IFRS.

Their remeasurement at fair value and amortized cost at the year-end determined an increase of 11 million euro.

Note that the different accounting treatment of the three bonds derives from the different choices made by the companies involved in the merger at the time of their transition to IAS/IFRS.

The amounts due to banks show an increase during the period of 268 million euro, relating principally to the increase in revolving lines of credit with maturity beyond twelve months.

The amounts due to other providers of finance, of 127 million euro, decrease by 21 million euro, due to reclassification of the current portion.

Finance lease payables, of 38 million euro, show a decline of 6 million euro mainly due to the reclassification of the portions due within 12 months to current liabilities.

19) Deferred tax liabilities

Millions of euro	**Amount at 12 31 2008**	**Changes for the period**	Amount at 06 30 2009
Deferred tax liabilities	**322**	**15**	337

20) Employee benefits

At June 30, 2009 this caption amounts to 265 million euro (264 million euro at December 31, 2008) with the following changes during the period:

Millions of euro	**Amount at 12 31 2008**	**Provisions**	**Utilisations**	**Other changes**	Amount at 06 30 2009
Severance indemnities	147	10	(6)	(2)	149
Employee benefits	117	–	(2)	1	116
Total	**264**	**10**	**(8)**	**(1)**	265

21) Provisions for risks, charges and liabilities for landfills

Millions of euro	Amount at 12 31 2008	Provisions	Utilisations	Other changes	Amount at 06 30 2009
Provisions for risks, charges and liabilities for landfills	**392**	**(1)**	**(17)**	**(13)**	361

At June 30, 2009 these provisions amount to 361 million euro (392 million euro at December 31, 2008). Provisions are negative for 1 million euro due to the release of the provisions set aside in previous years for the dispute with INPS over health contributions following the favourable decision by the Court of Cassation which accepted the A2A Group's defence arguments, for 19 million euro. In any case, there are still disputes outstanding with INPS regarding other contributions for which a provision has been set up in previous years for a total of 14 million euro. Some of these provisions were used during the period and some were reclassified to "Other current liabilities", for 13 million euro.

22) Other non-current liabilities

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009	*of which included in NFP*	
				12 31 2008	*06 30 2009*
Other non-current liabilities	64	44	108	-	-
Non-current derivatives	4	14	18	*4*	*18*
Total other non-current liabilities	**68**	**58**	126	***4***	***18***

The increase of 58 million euro is due partly to the rise in other current liabilities and in particular of the payables to third parties in connection with the valuation of the put options on the shares in Delmi, Aspem and Varese Risorse, and partly to the increase in non-current derivatives following an adjustment to their fair value during the period.

Current liabilities

23) Trade payables and other current liabilities

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009
Advances	11	1	12
Trade payables	1,130	(289)	841
Trade payables to related parties	45	–	45
– *subsidiaries*	–	–	–
– *parent companies*	*10*	*2*	*12*
– *associates*	*35*	*(2)*	*33*
– *other related parties*	–	–	–
Total trade payables	**1,186**	**(288)**	**898**
Payables to social security institutions	34	–	34
Other current liabilities	393	40	433
Current derivatives	80	(35)	45
Total other current liabilities	**507**	**5**	**512**
Total	**1,693**	**(283)**	**1,410**

Trade payables and other current liabilities amount to 1,410 million euro (1,693 million euro at December 31, 2008) and show a decrease of 283 million euro, deriving from the opposite effect of the decrease in trade payables and the rise in other current liabilities.

24) Current financial liabilities

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009	*of which included in NFP*	
				12 31 2008	*06 30 2009*
Due to banks	373	102	475	*373*	*475*
Due to other providers of finance	43	(1)	42	*43*	*42*
Finance lease payables	29	(21)	8	*29*	*8*
Financial payables to related parties	1	–	1	*1*	*1*
Financial payables to subsidiaries available for sale	3	–	3	*3*	*3*
Total	**449**	**80**	529	***449***	***529***

Short-term financial liabilities amount to 529 million euro (449 million euro at December 31, 2008) and show a rise during the period of 80 million euro principally due to an increase in the amounts due to banks, partly offset by a decrease in lease payables following the end of the contract for the building in Corso di Porta Vittoria.

25) Tax liabilities

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009
Tax liabilities	38	(22)	16

Taxes payable amount to 16 million euro (38 million euro at December 31, 2008) and changes for the period decrease by 22 million euro.

26) Liabilities directly associated with non-current assets held for sale

Millions of euro	Amount at 12 31 2008	Changes for the period	Amount at 06 30 2009
Liabilities directly associated with non-current assets held for sale	3	-	3

At June 30, 2009 this caption is unchanged and refers exclusively to the Ecodeco Group in connection with liabilities relating to certain businesses that are held for sale.

Net debt

27) Net debt
(pursuant to CONSOB Communication no. DEM/6064293 of July 28, 2006)

The following table gives details of net financial debt:

Millions of euro	Notes	06 30 2009	12 31 2008
Bonds - non-current portion	18	1,115	1,104
Bank loans - non-current portion	18	2,168	1,900
Amounts due to other providers of finance - non-current portion	18	127	148
Finance leases - non-current portion	18	38	44
Other non-current liabilities	22	18	4
Total medium/long-term debt		3,466	**3,200**
Non-current financial assets to related parties	3	-	(1)
Financial assets - non-current portion	3	(1)	-
Other non-current assets	5	(48)	(40)
Medium/long-term loans		(49)	**(41)**
TOTAL NET NON-CURRENT DEBT		3,417	**3,159**
Bank loans - current portion	24	475	373
Amounts due to other providers of finance - current portion	24	42	43
Finance leases - current portion	24	8	29
Current financial liabilities to related parties	24	1	1
Financial payables to companies available for sale	24	3	3
Total short-term debt		529	**449**
Other current financial assets	9	(1)	(1)
Current financial assets to related parties	9	(40)	(33)
Financial receivables in assets available for sale	12	(3)	(3)
Total short-term financial receivables		(44)	**(37)**
Cash and cash equivalents	11	(26)	(87)
TOTAL NET CURRENT DEBT		459	**325**
NET DEBT		3,876	**3,484**

Notes to the income statement

Changes compared with June 30, 2008

- As a result of the purchase on January 15, 2009 of 90% of the investment in Aspem S.p.A., which operates in the public services segment in the city of Varese and in other municipalities of the province of Varese and which controls 100% of Aspem Energia S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A., the results for the period January 1, 2009-June 30, 2009 and of the balance sheet at June 30, 2009 have been fully consolidated, allocating 10% of these results to minorities. Initial accounting for the combination of Aspem has so far been carried out only on a provisional basis. The Purchase Price Allocation following the acquisition of the Aspem Group is expected to be completed by the end of 2009.
- The figures for the first half of 2009 include the results of the Coriance Group, whereas they do not appear in the first half of 2008 as the acquisition took place on July 31, 2008.
- As a result of the sale of 49% of Malpensa Energia to SEA S.p.A. by A2A S.p.A., as reported in the paragraph "Significant events during the period", Malpensa Energia S.r.l. is no longer included in the scope of consolidation.

28) Revenues

Revenues at June 30, 2009 amount to 3,070 million euro (2,988 million euro at June 30, 2008), for an increase of 82 million euro. The breakdown of the main items is as follows:

Revenues - *Millions of euro*	06 30 2009	**06 30 2008**
Revenues from sales	2,647	2,590
Revenues from services	363	308
Revenues from long-term contracts	5	1
Total revenues from sales and services	3,015	**2,899**
Other operating income	55	**89**
Total revenues	3,070	**2,988**

Revenues from sales and services amount to 3,015 million euro (2,899 million euro at June 30, 2008) and show an increase of 116 million euro, which is due to higher revenues from sales for 57 million euro, an increase in revenues from services for 55 million euro and from long-term contracts for 4 million euro.

Other operating income amount to 55 million euro (89 million euro at June 30, 2008) and show an increase of 35 million euro.

The main items are as follows:

Revenues from sales and services - *Millions of euro*	06 30 2009	**06 30 2008**
Sale and distribution of electricity	1,621	1,767
Sale and distribution of gas	819	710
Sale of heat	108	74
Water and utilities sold to civil customers	27	24
Hedging income on operating derivative	6	12
Hedging charges on operating derivatives	(14)	(13)
Sales of certificates and emission rights	69	-
Connection contributions	11	16
Total revenues from sales	2,647	**2,590**
Services to customers	363	308
Total revenues from services	363	**308**
Total revenues from long-term contracts	5	**1**
Total revenues from sales and services	3,015	**2,899**
Other operating income	55	**89**
Total revenues	3,070	**2,988**

29) Operating expenses

Operating expenses at June 30, 2009 amount to 2,287 million euro (2,232 million euro at June 30, 2008) and show an increase of 55 million euro. The main items in this caption are commented on below.

Operating expenses - *Millions of euro*	06 30 2009	**06 30 2008**
Raw materials and consumables used	1,726	1,827
Services	358	300
Changes in inventories of fuels and materials	65	(38)
Total expenses for raw materials and services	**2,149**	**2,089**
Other operating expenses	**138**	**143**
Total operating expenses	**2,287**	**2,232**

Costs for purchases of raw materials and services amount to 2,149 million euro (2,089 million euro at June 30, 2008) and show an increase of 60 million euro.
This increase is mainly due to higher costs for electricity delivering and transmission charges for 26 million euro, subcontracted work for 34 million euro, lower costs for services for 2 million euro, lower purchases of raw and consumable materials for 101 million euro, and higher changes in inventories of fuel and materials for 103 million euro.

The larger items are as follows:

Expenses for raw materials and services - *Millions of euro*	06 30 2009	**06 30 2008**
Purchases of power and fuel	1,644	1,789
Purchases of materials	44	40
Purchases of water	1	-
Hedging charges on operating derivatives	21	9
Hedging income on operating derivatives	(20)	(14)
Purchases of certificates and emission rights	36	3
Total raw materials and consumables used	**1,726**	**1,827**
Electricity delivering charges, subcontracted work and services	358	300
Total services used	**358**	**300**
Change in inventories of fuels and materials	65	(38)
Total expenses for raw materials and services	**2,149**	**2,089**
Other operating expenses	**138**	**143**
Total operating expenses	**2,287**	**2,232**

30) Labour costs

At June 30, 2009 labour costs, net of capitalized expenses, come to a total of 243 million euro (229 million euro at June 30, 2008), for an increase of 14 million euro. The main items in this caption are commented on below:

Labour costs - *Millions of euro*	06 30 2009	**06 30 2008**
Wages and salaries	157	142
Social security charges	60	53
Severance indemnities	10	10
Retirement benefits and similar provisions	...	1
Other costs	16	23
Total labour costs	243	**229**

The average number of people working for the A2A Group at June 30, 2009 was 8,916 (8,635 at June 30, 2008). The increase in labour cost mainly derives from the increase in the average number of people working for the Group as a result of the merger, which took effect from January 1, 2009 of the Aspem Group and of the Coriance Group, from the third quarter of 2008, and from the contractual increases and obligatory contributions from January 1, 2009.

31) Gross operating income - EBITDA

As a result of these various movements, consolidated gross operating income (EBITDA) at June 30, 2009 comes to 540 million euro (527 million euro at June 30, 2008).

32) Depreciation, amortization, provisions and write-downs

Depreciation, amortization, provisions and write-downs at June 30, 2009 amount to 175 million euro (176 million euro at June 30, 2008), with a decrease of 1 million euro. The main items in this caption are commented on below:

Depreciation, amortization, provisions and write-downs *Millions of euro*	06 30 2009	**06 30 2008**
Amortization of intangible assets	8	8
Depreciation of tangible assets, of which:	157	142
– *1. ordinary depreciation*	129	*115*
– *2. depreciation of freely transferable assets*	28	*27*
Total depreciation and amortization	165	**150**
Provisions for risks and charges	(1)	11
Write-down of receivables included among current assets	11	15
Total depreciation, amortization, provisions and write-downs	175	**176**

Amortization and depreciation come to 165 million euro (150 million euro at June 30, 2008) and report an increase of 15 million euro attributable solely to depreciation, due to the start-up of the Gissi thermoelectric plant during the period under review and the change in the scope of consolidation.

Write-downs of receivables amount to 11 million euro (15 million euro at June 30, 2008), with a decrease of 4 million euro.

Provisions for risks and charges at June 30, 2009 are negative for 1 million euro (11 million euro at June 30, 2008) principally due to the release of provisions set aside in previous years in connection with the dispute with INPS over health contributions, for 19 million euro. This release took place after the Court of Cassation decided in favour of the A2A Group in this matter. In any case, there are still disputes outstanding with INPS regarding other contributions for which a provision has been set up in previous years for a total of 14 million euro.

33) Net operating income - EBIT

Net operating income (EBIT) amounts to 365 million euro (351 million euro at June 30, 2008).

34) Financial balance

Net financial costs amount to 78 million euro (71 million euro at June 30, 2008), and show a decrease of 7 million euro.

The main details are reported below:

Financial balance - *Millions of euro*	06 30 2009	**06 30 2008**
Financial income	5	32
Financial expenses	112	107
Portion of affiliates	29	4
Total financial balance	(78)	**(71)**

Financial income comes to 5 million euro (32 million euro at June 30, 2008).
The decrease, amounting to 27 million euro, is mainly caused by the negative assessments at June 30, 2009 of the fair value of the financial derivatives which at June 30, 2008 showed a positive value for the derivative on the bond of 500 million euro, for the derivative on the revolving lines or credit and for the derivative on the loan granted by the Cassa Depositi e Prestiti. The negative effect of this on financial income amounts to 25 million euro.
A further reduction of 2 million euro comes from lower interest income on bank current accounts and other receivables.

Financial expenses amount to 112 million euro, an increase of 5 million euro on June 30, 2008, and consist of:

- 24 million euro as growth in financial expenses, for interest on the tax payment notices concerning the recovery of the so-called State Aid relating to the tax moratorium for the years 1996 to 1999 of the former AEM S.p.A. and the former ASM S.p.A.. For more information please refer to section "EC infringement procedure";
- 19 million euro (10 million euro at June 30, 2008) for the negative fair value of the financial derivatives of the bond of 500 million euro, the derivative on the revolving lines of credit and the derivative on the loan granted by the Cassa Depositi e Prestiti, which all had positive balances at June 30, 2008. The increase compared with the same period last year amounts to 9 million euro;

- 69 million euro of losses from financial assets (97 million euro at June 30, 2008): this item relates for 27 million euro to interest on the bond loans issued by the Group (the same as at June 30, 2008), 26 million euro of bank charges (41 million euro at June 30, 2008), 4 million euro of interest on the loan from the Cassa Depositi e Prestiti (5 million euro at June 30, 2008), 1 million euro of interest on financial leases (1 million euro at June 30, 2008), 2 million euro of realised exchange losses and 9 million euro of other charges (23 million euro at June 30, 2008).

The decrease in net financial expenses, without considering the effect of interest expense on the above mentioned tax payment notices, is mainly caused by the reduction in interest rates.

Affiliates amount to 29 million euro, with an increase of 25 million euro compared with June 30, 2008.

This caption includes the valuation at equity of the investments in the Group's associates, the main ones being in Transalpina di Energia S.r.l., Edipower S.p.A., ACSM-AGAM, Dolomiti di Energia S.p.A. and Metroweb S.p.A..

35) Other non-operating income

This caption has a zero balance at June 30, 2009 (13 million euro at June 30, 2008) and relates to the penalty payments due to AMSA S.p.A. (wholly owned by A2A S.p.A.) as part of the dispute with Alstom Power S.p.A..

Note that this item refers to non-recurring costs not directly relating to the Group's industrial or financial operations.

36) Other non-operating expenses

At June 30, 2009 this caption amounts to 40 million euro (zero balance at June 30, 2008) and refers entirely to the recovery of the principal of the so-called "State Aid" from the former AEM S.p.A. and ASM S.p.A. (taxes for the years from 1996 to 1999); for further information please read the section entitled "EC infringement procedure".

Note that this item refers to non-recurring costs not directly relating to the Group's industrial or financial operations.

37) Income taxes

Income taxes - *Millions of euro*	06 30 2009	06 30 2008
Current taxes	111	134
Deferred tax assets	3	(27)
Deferred tax liabilities	(4)	24
Total income taxes	110	**131**

Income taxes for the period are calculated as follows, based on current accounting principles and consolidation policies:

- current taxes for the period (IRES and IRAP) of 111 million euro;
- deferred tax assets for 3 million euro;
- deferred tax liabilities, negative for 4 million euro.

Note that income taxes at June 30, 2009 have been calculated taking into account the effect of the rules introduced by Law 112 of June 25, 2008, which brought in a 5.5% IRES surtax from the first half of 2008 for companies operating in the production and sale of gas and electricity. This surcharge was recently increased to 6.5% by the so-called "Economic Development Bill", which has already been definitively approved. The increase in the so-called "Robin Hood (or Robin) Tax" led to around 2 million euro of additional taxes.

38) Net result from non-current assets held for sale

At June 30, 2009 this caption is positive for 7 million euro and refers to the after-tax dividends distributed by Alpiq Holding AG during the period.

39) Group net income for the period

The Group net income, net of minorities of 15 million euro (3 million euro at June 30, 2008), amounts to 129 million euro (159 million euro at June 30, 2008).

Earnings per share

40) Earnings per share

	01 01 2009 06 30 2009	01 01 2008 06 30 2008
Earnings per share (in euro)		
– basic	0.0414	0.0515
– basic, from operating activities	0.0390	0.0515
– diluted	0.0414	0.0515
– diluted, from operating activities	0.0390	0.0515
Weighted average number of shares in circulation for the calculation of earnings (loss) per share		
– basic	3,104,400,699	3,088,857,432
– diluted	3,104,400,699	3,088,857,432

Notes on related parties transactions

41) Notes on related parties transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002.

Relations with the Parent Entities and their subsidiaries

On October 5, 2007, the Municipalities of Milan and Brescia stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over the company by means of a dualistic system of administration and control.
So whatever the legal structure adopted, the operation results in a joint venture under the common control of the Municipality of Brescia and the Municipality of Milan.
Dealings between companies of the A2A Group and the Municipalities of Milan and Brescia are of a commercial nature, involving the supplying of electricity, gas, heat and water and management of the public illumination and traffic light systems, management of water purification and sewage plants, as well as video surveillance systems.
Similarly, the companies of the A2A Group have commercial dealings with the companies controlled by the Municipalities of Milan and Brescia, such as SEA S.p.A., Metropolitana Milanese S.p.A., SOGEMI S.p.A., ATM S.p.A., Brescia Mobilità S.p.A., Brescia Trasporti S.p.A., Centrale del Latte di Brescia S.p.A. and Sintesi S.p.A., providing them with electricity, gas, heat, sewer management and water purification services at market rates for the supplying conditions in question. They also provide them with other services on request. We would emphasise that these companies are not considered related parties in the summary schedules prepared according to CONSOB Resolution no. 15519 of July 27, 2006.
Dealings between the Municipalities of Milan and Brescia and the A2A Group relate to public illumination and traffic light services and the management and distribution of electricity, gas

and heat, as well as sewer management and water purification, which are governed by special agreements and specific contracts.

All transactions with entities controlled by the Municipalities of Milan and Brescia, which involve supplying of electricity, are handled at normal market conditions.

Dealings with subsidiaries and associates

A2A S.p.A. provides centralized treasury services for all of its subsidiaries.
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; intercompany balances bear interest at the 3-month Euribor rate increased for the creditor positions (of A2A S.p.A.) or reduced for the debtor positions by a margin in line with what is applied by the financial market.
In 2009, A2A S.p.A. and its subsidiaries again filed their VAT return on a group basis.
Note that for IRES purposes, A2A S.p.A. files for tax on a consolidated basis, together with its main subsidiaries, in accordance with articles 117-129 of DPR 917/86. To this end, a contract has been stipulated with each of the subsidiaries involved in the Group tax return to regulate the tax benefits and burdens transferred, with specific reference to current items.
The parent company A2A S.p.A. provides the subsidiaries and associates with administrative, tax, legal, managerial and technical services, so as to optimize the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts stipulated annually. The parent company A2A S.p.A. also makes available office space and operating areas at its own premises to subsidiaries and the associates, as well as services relating to their use. These services are provided at market conditions.
A2A S.p.A. provides a power generation service to A2A Trading S.r.l. in exchange for a monthly fee which depends on the effective availability of the thermoelectric and hydroelectric plants.
A2A S.p.A. purchases a not significant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.
IT services are provided by the subsidiaries Selene S.p.A., BAS.Com S.p.A., Itradeplace S.p.A. and by the associate e-Utile S.p.A..

As regards the consolidation under the equity method of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that the parent company, A2A S.p.A., does not have any direct dealings with companies of the Transalpina di Energia Group.

Intercompany transactions and balances are resumed in the following schedules, in accordance with Consob Resolution no. 15519 of July 27, 2006:

Balance sheet - *Millions of euro*	Total 06 30 2009	Of which with related parties					
		Subsi-diaries	Related parties	Associates	Parent company (1)	Total related parties	% of caption
TOTAL ASSETS OF WHICH:	**11,095**	**-**	**-**	**2,752**	**143**	**2,895**	**26.1%**
Non-current assets	7,882	-	-	2,732	-	2,732	34.7%
Investments	2,732	-	-	2,732	-	2,732	100.0%
Other non-current financial assets	47	-	-	-	-	-	-
Current assets	2,116	-	-	20	143	163	7.7%
Trade receivables	1,711	-	-	10	113	123	7.2%
Current financial assets	41	-	-	10	30	40	97.6%
Non-current assets held for sale	1,097	-	-	689	-	689	62.8%
TOTAL LIABILITIES OF WHICH:	**6,492**	**3**	**-**	**33**	**13**	**49**	**0.8%**
Current liabilities	1,955	3	-	33	13	49	2.5%
Trade payables	898	-	-	33	12	45	5.0%
Current financial liabilities	529	3	-	-	1	4	0.8%

(1) Dealings with the Municipalities of Milan and Brescia.

Income statement - *Millions of euro*	Total 06 30 2009	Of which with related parties				
		Associates	Related parties	Parent company (1)	Total related parties	% of caption
REVENUES	**3,070**	**2**	**–**	**148**	**150**	**4.9%**
Revenues from sales and services	3,015	2	–	148	150	5.0%
Other operating income	55	–	–	–	–	–
OPERATING EXPENSES	**2,287**	**7**	**–**	**1**	**8**	**0.3%**
Expenses for raw materials and services	2,149	7	–	–	7	0.3%
Other operating expenses	138	–	–	1	1	0.7%
Financial expenses	**112**	**–**	**–**	**–**	**–**	**–**
Financial income	**5**	**–**	**–**	**–**	**–**	**–**
Affiliates	**29**	**29**	**–**	**–**	**29**	**100.0%**

(1) Dealings with the Municipalities of Milan and Brescia.

The financial statements are shown in section 0.2 of this report pursuant to Consob Resolution no. 15519 of July 27, 2006.

Significant non-recurring, atypical or unusual transactions

42) Consob communication no. DEM/6064293 of July 28, 2006

Significant non-recurring transactions are as follows:

- the non-recurring transaction indicated in notes 34 and 36 of the income statements relates to the recovery of the capital portion of the so-called State Aid from the former AEM S.p.A. and the former ASM S.p.A. (taxes relating to the years from 1996 to 1999), which generated a non-recurring expense, before taxes, of 64 million euro.

Guarantees and commitments with third parties

Millions of euro	06 30 2009	12 31 2008
Guarantee deposits received	380	376
Guarantees given	993	1,387

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 379 million euro (376 million euro at December 31, 2008).

Guarantees and commitments with third parties

These amount to 993 million euro (1,387 million euro at December 31, 2008) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

Secured guarantees given

Note that the investment in Metroweb S.p.A. and the convertible bond loan issued by Metroweb S.p.A. of the nominal value of 24 million euro, and held by A2A S.p.A. have been pledged to the banks that finance Metroweb S.p.A..
Note that the Edipower shares owned by A2A S.p.A. (book value 398 million euro) have been given in pledge to a pool of banks for the loans granted by them.
At June 30, 2009 the Ecodeco Group has given secured guarantees to third parties for 1.5 million euro in the form of pledges on quotas of subsidiaries.

Other commitments and risks

In the field of natural gas import contracts of Plurigas S.p.A. there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn.

Guarantees given from A2A S.p.A. in the interest of companies of the Ecodeco Group

At June 30, 2009 they amount to 5.6 million euro and relate principally to guarantees given in favour of the Tax Authorities for VAT credits pertaining to 2006 and 2007.

Group companies hold third party assets worth 147 million euro under concession.

Other information

1) Significant events after June 30, 2009

The description of events is included in the report on operations in the condensed consolidated half-yearly financial statements.

2) Information on own shares

At June 30, 2009 A2A S.p.A. held 26,917,609 treasury shares, equal to 0.859% of the share capital which consists of 3,132,905,277 shares. At the date of the condensed consolidated half-yearly financial statements no own shares were held through subsidiaries, finance companies or nominees. During the period under review 20,517,241 shares have been sold for the acquisition of 90% of ASPEM S.p.A. on January 15, 2009.

3) Information on non-current assets held for sale and discontinued operations (IFRS 5)

At June 30, 2009 "Non-current assets held for sale" and "Liabilities directly related to non-current assets held for sale" include figures deriving from consolidation of the Ecodeco Group, in particular the assets belonging to certain businesses held for sale and the reclassified investment in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.) and in Alpiq Holding AG. For further information, see balance sheet note 12.

The following are figures on the key balance sheet and income statement for the businesses concerned.

Figures at June 30, 2009

Assets and liabilities of companies held for sale *Millions of euro*	Alpiq Holding (figures relate to 6.44%)	Ecodeco Group	E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.) (figures relate to 20%)	Total
Non-current assets	404	-	689	1,093
Current assets	-	3	-	3
Total assets	**404**	**3**	**689**	**1,096**
Non-current liabilities	-	-	-	-
Current liabilities	-	3	-	3
Total liabilities	**-**	**3**	**-**	**3**

4) Update of the Group's main legal and tax disputes still pending

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under article 3.70 of Law 549/95 and article 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under article 9-*bis* of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by article 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under article 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the enlargement of that court's functions based on the Treaty of Nice.
In July 2002, the decision was subsequently communicated by the Commission to the companies, which impugned it before the Court of First Instance of the European Community

on September 30, 2002, pursuant to article 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

The Italian State did not ask the Court of Justice to suspend the execution of the Commission's June 2002 decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.
The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration.

The Italian State recovery initiatives continued with the arranegement of an amendment to the EC law, which was approved by the Senate on April 13, 2005 (article 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the taxpayer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by article 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).
Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C – 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures.

In the second two month-period of 2007, the Tax Authorities sent notice to AEM S.p.A. and ASM S.p.A. in a "communication-injunction" based on Decree Law 10/2007 in connection with the alleged State aid enjoyed during the moratorium periods. On April 30, 2009, as explained in full detail below, the Tax Office notified five assessments in connection with the position of the former AEM S.p.A. and ASM S.p.A. pursuant to article 27, Decree no. 185 of November 29, 2008, converted with amendments into Law no. 2 of January 28, 2009, for an amount of around 65 million euro, including interest.

In this connection, it should be noted that the above mentioned article 24 introduced new instructions regarding the recovery of the aid equivalent to the unpaid taxes and related

interest as a result of applying the tax exemption regime foreseen in articles 3.70 of Law 549 and article 66.14 of Decree Law no. 331 of August 30, 1993, converted with amendments by Law no. 427 of October 29, 1993; again, this is to implement Decision 2003/193/CE of the European Commission.
Based on this measure and on subsequent amendments, the recovery is implemented by the Tax Authorities by means of a tax assessment by December 31, 2009, taking into account the amounts already paid pursuant to article 1.2, Decree 10 of February 15, 2007, converted with amendments by Law 46 of April 6, 2007. There is no provision for the payment to be postponed or suspended.

Guidelines for recovery are available in the Agenda of the Chamber of Deputies no. 9/01972/071, approved at the session held on January 14, 2009. In the guideline, it is explained that the recovery "cannot take the form of a simple tax assessment, without any specific criteria; instead, it has to determine if and how much aid has to be recovered, clarifying in particular that it is recoverable only if actually enjoyed and verifying case by case whether the company has effectively made use of illegitimate state aid that has altered the principles of free competition and companies' freedom of establishment". In line with this concept, "those resources that have already been involved in forms of reimbursement" have to be considered "excluded from the recovery measure".

In this connection, it should be noted that the regulation mentioned here does not constitute new and greater obligations of reimbursement of state aid by the Company; it merely integrates the powers of assessment of the aid to be reimbursed by those who have made use of such aid and have not yet repaid it. In exercising these powers, the Tax Authorities still have to identify a specific case of illegitimate state aid effectively enjoyed and not yet reimbursed.

Given that the lawsuits involving to the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are already the subject of separate proceedings at the Court of First Instance of the European Community and a different position in relation to the "communication-injunction", we will explain the two situations separately so that they are easier to understand.

Former AEM S.p.A. (now A2A S.p.A.)

In the course promoted by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

On March 15, 2006 AEM S.p.A. deposited a brief in response to the judgement pending before the Court of first instance. On February 28, 2008, the Court of First Instance communicated to AEM S.p.A. its intention to combine (only for the oral phase) the various lawsuits being brought by AEM S.p.A., Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. On March 6, 2008 AEM S.p.A. communicated to the Court that it would welcome such a move to combine the various lawsuits. It would appear that the other plaintiffs are also in favour. The final hearing took place on April 16, 2008. With sentence dated June 11, 2009, the Court of First Instance declared that the appeal presented by AEM S.p.A. was admissible, but rejected it on merit — as for those presented by the other appellants — taking the view that the measure in question constituted state aid that was banned under article 87.1 of the EC Treaty, confirming the decision made by the Commission. AEM S.p.A. intends to impugn the sentence before the European Court of Justice. The related formalities are already underway.

With reference to article 27 of Law 62 of April 18 2005, AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions.

On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with article 27 of Law 62.

The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, according to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.

Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service. This observation will also be reiterated before the Court of Justice.

In light of the uncertainty regarding the outcome of the recourses and the ways in which the Commission's decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to December 31, 2006. Because

of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this decision.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.
Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.
Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.
As a result of the above, the amounts paid have been included in the 2007 accounts under "Financial expenses" and "Other non-operating expenses".
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; the same arguments are being reproposed before the Court of Justice. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed, as the assumption of recovery is no longer valid.
The Company thought it best to appeal against any such decisions in the fiscal courts.
The Provincial Tax Commission of Milan - Section 21, rejected the proposed appeals with sentence no. 8 of January 25, 2008. The sentence that establishes the amount of the recoverable aid is now definitive.

On April 30, 2009 A2A S.p.A. received 3 notices, based on article 24 of D.L. 185/2008, from the Tax Office that they had instructions to recover the alleged "State Aid" enjoyed during the period 1996-1999 by the former AEM, which has since been declared in conflict with EC regulations.

On June 11, 2009, the European Court of First Instance issued its sentence on the lawsuit no. T-301/02 brought by the former AEM, rejecting its appeal. This sentence can be impugned before the European Court of Justice within 60 days. The Company has decided to appeal against this sentence.

Former ASM S.p.A. (from January 1, 2008 merged into A2A S.p.A.)

As regards ASM's position, the company has also impugned the decision before the Court of First Instance in Luxembourg with an appeal filed on its own account on January 2, 2003 and "ad adiuvandum" in support of AEM S.p.A. and AMGA S.p.A.. ASM S.p.A. thought that the European Commission's decision 2003/293/CE of July 5, 2002 could not be applied to it because of the particular nature of its situation: during the period under consideration, services provided by ASM S.p.A. in its areas of operations were not open to the market and free competition.
On January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. ASM Brescia S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
On February 28, 2008, the Court of First Instance communicated to ASM S.p.A. its intention to combine (only for the oral phase) the various lawsuits being brought by ASM S.p.A., Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. ASM S.p.A. communicated to the Court that it would welcome such a move to combine the various lawsuits.
On April 16, 2008, the final hearing took place. With sentence dated June 11, 2009, the Court of First Instance declared that the appeal presented by ASM S.p.A. was admissible, but rejected it on merit — as for those presented by the other appellants — taking the view that the measure in question constituted state aid that was banned under article 87.1 of the EC Treaty, confirming the decision made by the Commission. A2A intends to impugn the sentence before the European Court of Justice. The related formalities are already underway.
The companies of the ASM Group involved in the recovery procedure (ASM, also on behalf of BAS and ASVT), in accordance with the request contained in article 27 of Law 62 of April 18, 2005, sent the declaration required by article 27 of the said law for each of the periods affected by the tax moratorium.
As regards the positions of BAS Bergamo, which was merged with effect from May 18, 2005, and ASVT, during the years when the moratorium was operative, these companies had a negative taxable income, so it is probable that no tax will be due.

In April 2007, ASM S.p.A. was notified the communication-injunction under article 1 of Decree Law 10/2007 by the Brescia Tax Office for the periods 1998 and 1999.
Based on the opinion of its own tax consultants and experts in EC law, ASM pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of this decree both in content and in amount.
At the same time, ASM S.p.A. appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.
On May 23 the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction.
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; the same arguments are being reproposed before the Court of Justice.
In light of the uncertainty regarding the outcome of the recourses and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now.
In any case, this dispute with the Tax Authorities is still pending before the Brescia Court. We would point out that the Shareholders' Meeting of ASM S.p.A. has already passed a resolution, while waiting for the question to be decided, to consider a portion of the free reserves formed during the period of the "tax moratorium", namely 13 million euro, are no longer distributable to the shareholders.

On April 30, 2009 A2A S.p.A. received 2 notices, based on art. 24 of D.L. 185/2008, from the Tax Office that they had instructions to recover the alleged "State Aid" enjoyed during the period 1996-1999 by the former AEM S.p.A., which has since been declared in conflict with EC regulations

On June 11, 2009, the European Court of First Degree issued its sentence on the lawsuit no. T-180/03 brought by the former ASM, rejecting its appeal. This sentence can be impugned before the European Court of Justice within 60 days. The Company has decided to appeal against this sentence.

* * *

As regards the assessments issued by the Tax Office on April 30, 2009, note that the overall amount requested by way of recovery from both the former AEM S.p.A. and the former ASM S.p.A. amount to around 64.5 million euro, including around 24.3 million euro of interest.

In the income statement at June 30, 2009 the amount of 24.3 million euro of interest has been booked to caption 34) "Financial costs" and the amount of 40 million euro relating to the recovery of taxes for the years 1996-1999 has been booked to caption 35) "Other non-operating expenses".

Based on current law, the amount requested has to be paid within thirty days of being notified.

A2A S.p.A. paid on May 8, 2009.

On June 29, 2009, the Company impugned all of the recovery measures before the Provincial Tax Commission of Milan, contesting the amount of the assessments made. The case is still pending.

The accounting treatment explained in the notes does not in any way prejudice any future steps to recover the amounts paid.

ACEA S.p.A./AEM (now A2A S.p.A.)

With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. (now A2A S.p.A.) to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition *vis-à-vis* ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
The plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., DELMI S.p.A., EDIPOWER S.p.A., EDISON S.p.A., AEM Torino S.p.A., ATEL, TRANSALPINA DI ENERGIA S.r.l., ITALENERGIA BIS S.p.A..
In the summons, ACEA submitted that — in implementation of the "Bersani Decree" — Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities,

including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought — continues ACEA — by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that — in ACEA's opinion — should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation — ACEA adds — was also pointed out by the Competition Authority, which issued a report on the matter in accordance with articles 21 and 22 of Law 287/1990 on July 7, 2006.
Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which — in ACEA's opinion — qualified as unfair competition in accordance with article 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to article 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.
In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the above mentioned other companies as co-defendants.
To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.
In this regard, AEM S.p.A. maintained above all the lack of foundation of the plaintiff's argument, according to which AEM S.p.A. allegedly had a stake in a GenCo's capital of more

than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM"). This argument does not correspond to the truth because AEM S.p.A. maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a totally separate legal entity from AEM S.p.A..
AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM S.p.A., as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations *vis-à-vis* Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against AEM S.p.A. regarding the provisions of the decree.
AEM S.p.A. did not commit any violation of the competition rules, nor any breach of contract as per article 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules, also because it did not give rise to a competitive advantage for AEM S.p.A., nor to a competitive disadvantage for ACEA. In particular, AEM S.p.A. has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower; In fact, AEM S.p.A. currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.
As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to AEM S.p.A. even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse AEM S.p.A. for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, AEM S.p.A. and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM S.p.A. has contested ACEA's request to condemn EDF and AEM S.p.A. to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM S.p.A. and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, 5 years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.
As for Endesa's intervention, AEM S.p.A. contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in article 163-*bis* of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM S.p.A. filed its reply on October 4, 2007.
Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to deposit their statements in accordance with 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008, during which the case was adjourned for discussion on November 6 2008. Note that the hearing was first adjourned by the Honorary Judge to March 19, 2009 and then to January 21, 2010, given that no Judge had yet been allocated to the case.

Consul Latina S.r.l./BAS S.p.A. (now A2A S.p.A.)

The purchase of the investment in HISA by BAS was made through a local consultant called Consul Latina. Given that the wording of the contract was not totally clear and the fact that BAS on its own did not buy 100% of HISA, BAS did not pay the fee owing to Consul Latina, which duly sued it for payment in 1998. The lawsuit is still in underway with various procedural objections, some recent, such as the fact that on March 7, 2007 all court proceedings after May 18, 2005 were declared null and void for lack of right of attorney. This problem was subsequently resolved.
At the appeal EXP 82218, Sentence 3697/3000 of May 9, 2008 Consul Latina c/ BAS, S/Sumario is the sentence in the appeal by Consul Latina to have sentence 3194/3196 overturned: the question relates to the delay with which BAS filed documents in 2008; based on this delay, Consul Latina claims that subsequent court activities should be declared null and void for lack of legitimacy of the lawyers; it is also claiming damages; the court refused all of these claims, recognizing that ASM took over from BAS.

In the appeal EXP 90779, Sentence 5317534 of May 20, 2008 HISA c/Consul Latina c/BAS S/Terceria is the sentence in the appeal by Consul Latina to impugn decision no. 426/428: the question relates to the lack of legitimacy on the part of De Florio, the lawyer, at the hearing held in August 2005 because of the merger of BAS with ASM. The Judge rejected the appeal.
On November 10, 2008, Consul Latina tried to launch a new appeal against BAS EXP 095148 Consul Latina c/BAS s/Diligencia Preliminar with which it wanted information regarding Enerfin S.r.l. in liquidation as it wanted to know whether ASM was still a shareholder and if it wanted to sell, at what price. The lawyer has informed us that the way in which Consul Latina notified this request was considered inadequate by the Court.
According to Consul Latina, the amount payable on May 10, 2007 was $1,872,000 calculated on a principal of $720,000 plus interest of 1% from April 1999.

ENEL/AEM Elettricità (a subsidiary of A2A S.p.A.)

With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità S.p.A. of the power distribution business in Milan and Rozzano. AEM Elettricità asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with article 1349 of the Italian Civil Code. Moreover, AEM in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law.
In AEM Elettricità's opinion, the Judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report which the Judge has ordered.
The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM Elettricità.
With a sentence deposited on June 9, 2008, the Milan Court set a new price for the business according to the indications of the expert witness (Lire 990,856,000,000), rejecting the claim for damages made by AEM Elettricità. According to the Court, the difference between the expert witness's valuation and the one carried out by the Board of Experts is such as to make the latter blatantly unfair. In other words, the Judge felt that he could fully trust the conclusions reached by the expert witness appointed by the Court, even though some of the

choices made by the expert witness appeared to be the result of exercising in a different way the technical discretion that is inherent in valuations, making assumptions that led to a very different result from the one reached by the Board of Experts. The Judge also based his decision on certain affirmations made by the expert witness regarding the "inappropriateness" of certain parameters used by the Board of Experts.
Considering the price established by the Court of Experts to be unfair, the Judge also rejected the claim made by AEM Elettricità for damages caused by the delay in transferring the business. In fact, according to the Judge, ENEL was justified in not transferring the business as the price was unfair.
There are various objections that can be made to this sentence: to start with, we do not agree that the price established by the Board of Experts was affected by errors, nor that it was unfair. The Board consisted of illustrious professors with years of experience in company valuations, so the fact that the Judge simply replaced their calculation with the one performed by the expert witness is totally unsatisfactory. From another point of view, there appears to be no justification for rejecting the request for damages because of the delayed transfer of the business, given that ENEL could quite easily have handed it over — as in fact it did — while at the same time asking for a fairness review of the price set by the Board of Experts.
While preparing the condensed consolidated financial statements, merely for prudence sake, we decided to increase the amount of the goodwill already shown in the balance sheet for the business being transferred by 88 million euro, crediting a provision for risks and charges under liabilities in the balance sheet for the same amount.
A2A has appealed against the Court sentence with a writ served on October 23, 2008; the hearing for the statement of the conclusions is expected on April 5, 2011.
Subsequently, with writ served on May 28, 2009, Enel sued A2A, based on this sentence by the Milan Court (which was not a sentence of condemnation), asking that A2A should be condemned to pay euro 88,244,342.00, as well as interest at the legal rate and monetary revaluation from October 31, 2002 to the date that this balance is paid.
The first hearing in this case has been scheduled for November 24, 2009 and the plaintiff has asked for the sentence of payment should be issued at the first hearing by court order pursuant to article 186-*ter* of the Code of Civil Procedure.
A2A will have to file its case by November 4; in its defence statement, A2A will above all reiterate the arguments already used during the appeal to criticise the sentence of June 9, 2008; it will also mention the fact that the paragraph of the sentence that determines the selling price of the business according to the considerations of the court-appointed technical consultant is of a constitutive nature and not one of condemnation, so it cannot be considered provisionally executive.

Tax disputes - AMSA S.p.A. (a subsidiary of A2A S.p.A.)

As a result of the report issued by the Fiscal Police following their tax audit at the beginning of 2006 on the VAT situation for the years from 2001 to 2005, the Tax Authorities issued assessments for all of these years against which appeals were duly filed with the Provincial Tax Commission.
With sentence dated January 14, 2009 deposited on April 2, 2009 the Provincial Tax Commission considered unfounded the assessment regarding the amount due for 2002; as a result, the Tax Authorities ordered a complete rebate of the tax bill of 0.6 million euro which had already been paid by the company.
The tax bill relating to 2003 for an amount of 635,845 euro arrived on April 20 and was paid in full by the deadline, for which an appeal was filed against the collection charges being claimed.
The tax bill for 2004 for 968,699 euro arrived on July 2.
At June 30, 2009, after releasing provisions for a total of 1.1 million euro, the balance on the provision amounts to around 1.8 million euro.

AEEG/ASM S.p.A. (now A2A S.p.A.)

The Authority for Electricity and Gas (AEEG) with resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006 fined ASM (now merged by A2A S.p.A.), Cige (now A2A Reti Gas S.p.A.), Valgas (absorbed by ASM), Sinergia (absorbed by ASM Reti) and Azienda Services Valtrompia in connection with the way that the gas tariff was built up in the event of customers switching provider.

AEEG fined the companies involved a total of 2.1 million euro.
The companies hit by these sanctions paid the requested amount in the first half of 2007 as the Authority's decision was executed, but they appealed to the TAR against the AEEG's lack of motivation and the iniquity of the fine inflicted compared with the amount charged to customers for switching.

The Lombardy TAR with sentence 323/2008 of January 29, 2008, deposited on February 13, 2008, agreed with the motivations adopted by AEEG on the legitimacy of the fine, but considered it excessive, reducing it for all companies to the legal minimum (euro 25,822.64).
If the TAR's decision is definitively confirmed, the amount that A2A S.p.A. and the other Group companies involved could recover amounts to around 2 million euro.

Investigation on gas measuring devices

There is a nationwide investigation pending at the Public Prosecutor's Office in Brescia concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers The alleged crime is that of fraud, as well as other matters. The investigation was initiated by the Milan Judicial Authority but then transferred to Brescia for a question of territorial jurisdiction.

A2A/Mr. Buzzi

Mr. Buzzi sued AEM S.p.A. before the Milan Court (Investigating Judge, Mr. Consolandi - R.G. 42587/2003), with writ served on May 24, 2001.
Mr. Buzzi impugned before the Milan Court the resolutions by which the shareholders' meeting approved the financial statements and authorized the sale by AEM S.p.A. to e.Biscom S.p.A. of the 30.8% stake then held by AEM in Fastweb S.p.A.; at the same time, AEM S.p.A. bought e.Biscom's 33% interest in Metroweb S.p.A. and subscribed an issue of bonds.
AEM S.p.A. appeared at the hearing on November 19, 2003, filing a defence statement.
The hearing at which the parties made an appearance was held on April 20, 2004, whereas the hearing at which the case was debated was held on November 9, 2004. The parties' legal counsel exchanged statements in accordance with articles 183.5 and 184 of the Code of Civil Procedure. Mr. Buzzi's counsel asked the Judge to admit evidence from witnesses, to request an expert witness's report and to order the acquisition "of the assessment carried out at the time by Morgan Stanley on the valuation of Fastweb and Metroweb for the purposes of the share exchange between e.Biscom and AEM S.p.A. and collateral transactions and Metroweb's financial statements at December 31, 2002 and December 31, 2003". AEM's legal counsel opposed this and at the hearing of February 28, 2005, the Investigating Judge dismissed Mr. Buzzi's requests. Then, considering that the case was ready for a final decision, he set April 4, 2006 as the date for the hearing at which the conclusions would be heard.

With a sentence filed on June 7, 2007, the Judge of the Milan Court rejected the plaintiff's requests, sentencing him to pay all of the legal expenses.

Mr. Buzzi appealed against this decision by the Court, with a writ served on July 10, 2008. The first hearing of the appeal was scheduled for December 9, 2008; the hearing for the statement of the conclusions has been postponed to April 5, 2011.

Arbitration Ostros Energia S.r.l./Wind Baltic S.A.

Ostros Energia S.r.l. (hereafter "Ostros") is a company which generates electricity from wind power, now 100% held by A2A S.p.A..

During 2007, Ostros signed a framework agreement (in early January) with Wind Baltic S.A. ("Wind"), a Danish developer, which provides for:

- Ostros to have exclusive rights for a period of 5 years,
- an obligation for Wind to provide Ostros wind farms for at least 200 MW,
- a right on the part of Ostros to express pre-approval of any projects that Wind would like to develop,
- an obligation on the part of Ostros to buy 80% of the companies with sole authorization to create the individual wind farms, only on obtaining such authorization and only under certain defined conditions,
- a right on the part of Wind to remain a shareholder of such companies for the other 20%,
- an obligation on the part of Ostros to finance the development of the projects up to an overall 40% by way of an advance on the purchase price of the investments.

On April 1, 2008, in execution of the Framework Agreement, Ostros expressed its approval on three projects and subsequently paid the invoices issued by Wind for advance payments of 3.6 million euro out of a total of 5.3 million euro.
Subsequently, it emerged that these projects would not have satisfied certain technical parameters (e.g. output of less than 2,000 h/a), so the Board of Directors of Ostros decided to cancel the Framework Agreement, maintaining that serious and substantial changes had been made to the economic and financial conditions that justified resolution of the contract. Moreover, the Board noted that not all of the technical conditions had been confirmed, with particular reference to the windiness and efficiency of the lay-outs.
On April 1, 2009, on the other hand, Wind notified a request for arbitration to establish Ostros' obligation to complete the payment of the above mentioned outstanding invoices.
By the deadline at the end of April, Ostros had appointed an arbitrator with a view to having the resolution clause of the Framework Agreement applied.
It is also worth mentioning that the shareholders of Ostros have agreed since November 2008 to find a third party that is interested in buying the company.
This attempt to sell the company was not successful, which confirms that the conditions laid down in the Framework Agreement and the projects being developed are not considered worthwhile by the market.

On May 26, 2009, Ecovolt S.r.l. (the company that held 20% of Ostros Energia S.r.l.) announced that it was asking for a Board of Arbitrators to be appointed to address this matter with a view to declaring the shareholders' meeting of April 15, 2009 null and void. The Chamber of Commerce of Brescia has appointed a Board of Arbitrators, based on its by-laws, which will have to set the terms of constitution assigned to the parties, namely Ecovolt and Ostros Energia.
On May 26, 2009, Ecovolt S.r.l. announced that it was asking the National and International Chamber of Commerce of Milan for a Board of Arbitrators to be appointed to address this matter with a view to having A2A S.p.A. in violation of the investment agreements and therefore condemned to pay damages. A2A S.p.A. filed a defence statement within the terms assigned, rejecting the plaintiff's claims.

5) Contingent assets for environmental certificates

At June 30, 2009 has an excess of environmental certificates (Green Certificates, Emission Allowances and White Certificates).



0.2.2

Attachments to the half-year condensed financial statements

1 - Statement of changes in tangible assets

Tangible assets *Millions of euro*	**Net book value 12 31 2008**	
Land	74	
Buildings	331	
Plant and machinery	2,615	
Industrial and commercial equipment	18	
Other assets	72	
Landfills	13	
Freely transferable assets	318	
Construction in progress and advances	461	
Leasehold improvements	4	
Leased assets	99	
Grand total	**4,005**	

	Changes for the period								Net book value 06 30 2009
	Additions	Changes of category	Other changes	Write-downs/ Revaluations	Disposals Asset value	Accumulated depreciation	Depreciation	Changes for the period	
	1				(1)				74
	3	1	55			(10)	(6)	43	374
	81	386	(9)		(36)	34	(99)	357	2,972
	2		2			(1)	(3)		18
	4	5	(2)				(10)	(3)	69
	1	1	2				(2)	2	15
	11		(1)				(28)	(18)	300
	84	(393)	5					(304)	157
	1		1				(2)		4
			(43)			4	(7)	(46)	53
	188		**10**		**(37)**	**27**	**(157)**	**31**	4,036

2 - Statement of changes in intangible assets

Intangible assets *Millions of euro*	Net book value 12 31 2008
Industrial patents and intellectual property rights	21
Concessions, licences, trademarks and similar rights	20
Goodwill	572
Assets in process of formation	6
Other intangible assets	15
Total intangible assets	**634**

	Changes for the period								Net book value 06 30 2009
	Additions	Changes of category	Other changes	Write-downs/ Revaluations	Disposals Asset value	Adjustments Accumulated amortization	Amortization	Changes for the period	
	2	3					(4)	1	22
	1						(2)	(1)	19
	14							14	586
	3	(5)						(2)	4
		2					(2)		15
	20						**(8)**	**12**	646

3 - List of companies included in consolidated financial statements

Name *Thousands of euro*	Registered office	Currency	Share capital
Scope of consolidation			
A2A Reti Gas S.p.A.	Milan	Euro	545,051
A2A Reti Elettriche S.p.A.	Milan	Euro	653,854
AMSA S.p.A.	Milan	Euro	52,179
ASMEA S.r.l.	Brescia	Euro	22,497
BAS Power S.r.l.	Bergamo	Euro	21,000
A2A Servizi al Cliente S.r.l.	Milan	Euro	12,405
BAS - Omniservizi S.r.l.	Bergamo	Euro	6,460
BAS.COM S.p.A.	Bergamo	Euro	2,322
A2A Calore & Servizi S.r.l.	Brescia	Euro	150,010
Selene S.p.A.	Brescia	Euro	1,549
Tidonenergie S.r.l.	Piacenza	Euro	500
Aprica Studi S.r.l.	Brescia	Euro	275
AMSADUE S.r.l.	Milan	Euro	207
AMSATRE S.r.l.	Milan	Euro	207
Itradeplace S.p.A.	Brescia	Euro	180
COGAS S.p.A. - Compagnia del Gas Altoatesina	Brescia	Euro	120
A2A Energia S.p.A.	Milan	Euro	104
RETRASM S.r.l.	Brescia	Euro	100
A2A Trading S.r.l.	Milan	Euro	1,000
Partenope Ambiente S.p.A. (formerly Bas International S.r.l.)	Bergamo	Euro	120
A2A Produzione S.r.l.	Brescia	Euro	10
Ecodeco S.r.l.	Milan	Euro	7,469
Aspem Energia S.r.l.	Varese	Euro	2,000
Ostros Energia S.r.l.	Brescia	Euro	3,217
BAS S.I.I. S.p.A.	Bergamo	Euro	17,166
Aprica S.p.A.	Brescia	Euro	88,470
A2A Coriance SAS	Noisy Le Grand (France)	Euro	32,562
Assoenergia S.p.A. (in liquidation)	Brescia	Euro	126
Abruzzo Energia S.p.A. (1)	San Salvo (Ch)	Euro	130,000
Retragas S.r.l.	Brescia	Euro	34,495
Aspem S.p.A.	Varese	Euro	174
Varese Risorse S.p.A.	Varese	Euro	3,624
Montichiariambiente S.p.A.	Brescia	Euro	1,500
Camuna Energia S.r.l.	Cedegolo (Bs)	Euro	900
A2A Alfa S.r.l.	Milan	Euro	100
Plurigas S.p.A.	Milan	Euro	800
SEASM S.r.l.	Brescia	Euro	700
Energen S.r.l.	Brescia	Euro	10
Proaris S.r.l.	Milan	Euro	10
Delmi S.p.A.	Milan	Euro	1,466,868
Asm Servizi S.p.A.	Brescia	Euro	500
Ecofert S.r.l.	S. Gervasio Bresciano (Bs)	Euro	1,808

Reference should be made to attachment 5 for information on the investments in the Ecodeco Group.
Reference should be made to attachment 6 for information on the investments in the Coriance Group.

(*) These percentages take account of the call and put options that can currently be exercised.

(1) An additional 5.15% interest in the share capital is subject to call and put options which can currently be exercised. Note that A2A S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing for 5 shares of par value 50 euro each.

	% Group holding at 06 30 2009 (*)	Shares held %	Shareholder	Valuation method
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	Aprica S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	ASMEA S.r.l.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	AMSA S.p.A.	Line-by-line consolidation
	100.00%	100.00%	AMSA S.p.A.	Line-by-line consolidation
	100.00%	100.00%	Selene S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	Aspem S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	99.98%	99.98%	A2A S.p.A.	Line-by-line consolidation
	99.97%	99.97%	A2A S.p.A.	Line-by-line consolidation
	98.08%	98.08%	A2A S.p.A.	Line-by-line consolidation
	97.76%	97.76%	A2A S.p.A.	Line-by-line consolidation
	94.99%	89.84%	A2A S.p.A.	Line-by-line consolidation
	91.60%	91.60%	A2A S.p.A. (87.27%) A2A Reti Gas S.p.A. (4.33%)	Line-by-line consolidation
	90.00%	90.00%	A2A S.p.A.	Line-by-line consolidation
	90.00%	90.00%	Aspem S.p.A.	Line-by-line consolidation
	80.00%	80.00%	Aprica S.p.A.	Line-by-line consolidation
	74.50%	74.50%	A2A S.p.A.	Line-by-line consolidation
	70.00%	70.00%	A2A Trading S.r.l.	Line-by-line consolidation
	70.00%	70.00%	A2A S.p.A.	Line-by-line consolidation
	67.00%	67.00%	A2A S.p.A.	Line-by-line consolidation
	67.00%	67.00%	A2A S.p.A.	Line-by-line consolidation
	60.00%	60.00%	A2A S.p.A.	Line-by-line consolidation
	51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
	51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
	47.00%	47.00%	A2A S.p.A.	Line-by-line consolidation

4 - List of other shareholdings carried according to equity method

Name	Registered office	Currency	Share capital (*)	
Shareholdings carried according to equity method				
Transalpina di Energia S.r.l.	Milan	Euro	3,146,000	
A2A Beta S.r.l.	Bergamo	Euro	120	
Ergosud S.p.A.	Rome	Euro	81,448	
Ergon Energia S.r.l. (in liquidation)	Brescia	Euro	600	
Metamer S.r.l.	San Salvo (Ch)	Euro	650	
Asm Novara S.p.A.	Brescia	Euro	1,000	
Bergamo Servizi S.r.l.	Sarnico (Bg)	Euro	10	
SET S.p.A.	Toscolano Maderno (Bs)	Euro	104	
e-Utile S.p.A.	Milan	Euro	1,000	
Azienda Servizi Valtrompia S.p.A.	Gardone VT (Bs)	Euro	6,000	
Ge.S.I. S.r.l.	Brescia	Euro	1,000	
Cte Mincio S.r.l.	Ponti s/Mincio (Mn)	Euro	11	
C'è Gas S.r.l.	Cernusco s/Naviglio (Mi)	Euro	10	
Serio Energia S.r.l.	Concordia s/Secchia (Mo)	Euro	1,000	
Visano Soc. Trattamento Reflui S.c.a.r.l.	Brescia	Euro	25	
Giudicarie Gas S.p.A.	Tione (Tn)	Euro	1,060	
Alagaz S.p.A.	St. Petersburg (Russia)	USD	24,000	
LumEnergia S.p.A.	Lumezzane (Bs)	Euro	300	
Coges S.p.A.	Bassano Bresciano (Bs)	Euro	1,100	
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	6,420	
Zincar S.r.l. in liquidation	Milan	Euro	100	
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (Bs)	Euro	1,194	
Metroweb S.p.A.	Milan	Euro	20,180	
ACSM-AGAM S.p.A.	Monza	Euro	76,619	
Edipower S.p.A.	Milan	Euro	1,441,300	
Utilia S.p.A.	Rimini	Euro	900	
Elektroprivreda Crne Gore AD Nikšić (EPCG - Montenegro)	Nikšić (Montenegro)	Euro	871,038	
Prealpi Servizi S.r.l.	Varese	Euro	2,250	
Dolomiti Energia S.p.A. (formerly Trentino Servizi S.p.A.)	Rovereto (Tn)	Euro	224,790	
Consolidamento Gruppo Ecodeco (1)				
Consolidamento Gruppo Coriance (2)				
Total investments				
Investments available for sale				
E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)	Rome	Euro	700,810	
Alpiq Holding (formerly Atel Holding)	Olten (CH)	CHF	271,899	
Total investments available for sale				

(*) Share capitals are expressed in thousands of euro.
(1) Reference should be made to attachment no. 5 for information on the investments of the Ecodeco Group.
(2) Reference should be made to attachment no. 6 for information on the investments of the Coriance Group.

Shares held %	Shareholder	Book value at 06 30 2009	Valuation method
50.00%	Delmi S.p.A.	2,009,937	Equity method
50.00%	A2A Alfa S.r.l.	780	Equity method
50.00%	A2A S.p.A.	63,112	Equity method
50.00%	A2A S.p.A.	2,545	Equity method
50.00%	A2A S.p.A.	1,264	Equity method
50.00%	A2A S.p.A.	396	Equity method
50.00%	Aprica S.p.A.	119	Equity method
49.00%	A2A S.p.A.	2,201	Equity method
49.00%	A2A S.p.A.	2,096	Equity method
48.86%	A2A S.p.A. (48.48%) Asm Reti S.p.A. (0.38%)	3,376	Equity method
47.50%	A2A S.p.A.	1,225	Equity method
45.00%	A2A S.p.A.	9	Equity method
40.74%	A2A S.p.A.	20	Equity method
40.00%	A2A S.p.A.	575	Equity method
40.00%	A2A S.p.A.	10	Equity method
39.55%	A2A S.p.A.	392	Equity method
35.00%	A2A S.p.A.	8	Equity method
33.33%	ASMEA S.r.l.	979	Equity method
32.70%	Aprica S.p.A.	582	Equity method
32.52%	A2A S.p.A.	2,665	Equity method
27.00%	A2A S.p.A.	58	Equity method
23.88%	A2A S.p.A.	466	Equity method
23.53%	A2A S.p.A.	9,803	Equity method
21.94%	A2A S.p.A.	41,662	Equity method
20.00%	A2A S.p.A.	406,202	Equity method
20.00%	A2A Servizi al Cliente S.r.l.	163	Equity method
15.00%	A2A S.p.A.	123,447	Equity method
12.47%	Aspem S.p.A.	661	Equity method
7.90%	A2A S.p.A.	54,612	Equity method
		1,725	See attachment no. 5
		891	See attachment no. 6
		2,731,981	
20.00%	A2A S.p.A.	689,055	IFRS 5
5.16%	A2A S.p.A.	404,233	IFRS 5
		1,093,288	

5 - List of companies included in the consolidated financial statements of the Ecodeco Group

Name	Registered office	Currency	Share capital (*)	
Scope of consolidation				
Ecodeco S.r.l.	Milan	Euro	7,469	
Ecodeco Hellas S.A.	Athens (Greece)	Euro	60	
Ecolombardia 18 S.r.l.	Milan	Euro	658	
Ecolombardia 4 S.p.A.	Milan	Euro	17,727	
Sicura S.r.l.	Milan	Euro	1,040	
Fertilvita S.r.l.	Milan	Euro	3,752	
Sistema Ecodeco UK Ltd	Canvey Island Essex (UK)	Lst	262	
Amica Biella S.r.l.	Cavaglià (Bi)	Euro	75	
Cavaglià S.p.A.	Milan	Euro	307	
Vespia S.r.l.	Turin	Euro	10	
A.S.R.A.B. S.p.A.	Biella	Euro	2,582	
Amica Villafalletto S.r.l.	Cavaglià (Bi)	Euro	110	
Nicosiambiente S.r.l.	Milan	Euro	50	
Ecoair S.r.l.	Milan	Euro	10	
Shareholdings carried according to equity method				
SED S.r.l.	Robassomero (To)	Euro	1,250	
Bergamo Pulita S.r.l.	Bergamo	Euro	10	
Tecnoacque Cusio S.p.A.	Omegna (Vb)	Euro	206	
Biotecnica S.r.l. (in liquidation)	Varese	Euro	10	
Bellisolina S.r.l.	Montanaso (Lo)	Euro	52	
Total investments				

(*) Share capitals are expressed in thousands of euro.
The share capital of System Ecodeco UK is in sterling.

	% Group holding at 06 30 2009	Shares held %	Shareholder	Book value at 06 30 2009	Valuation method
	100.00%	100.00%	A2A S.p.A.		Line-by-line consolidation
	100.00%	100.00%	Ecodeco S.r.l.		Line-by-line consolidation
	91.67%	91.67%	Ecodeco S.r.l.		Line-by-line consolidation
	68.56%	68.56%	Ecodeco S.r.l.		Line-by-line consolidation
	96.80%	96.80%	Fertilvita S.r.l.		Line-by-line consolidation
	100.00%	100.00%	Ecodeco S.r.l.		Line-by-line consolidation
	100.00%	100.00%	Ecodeco S.r.l.		Line-by-line consolidation
	100.00%	100.00%	Fertilvita S.r.l., Ecodeco S.r.l., Cavaglià		Line-by-line consolidation
	100.00%	100.00%	Fertilvita S.r.l.		Line-by-line consolidation
	98.90%	98.90%	Cavaglià		Line-by-line consolidation
	69.00%	69.00%	Cavaglià		Line-by-line consolidation
	100.00%	100.00%	Fertilvita S.r.l.. Ecodeco S.r.l., Cavaglià		Line-by-line consolidation
	98.90%	98.90%	Cavaglià. Ecodeco S.r.l.		Line-by-line consolidation
	100.00%	100.00%	Ecodeco S.r.l.		Line-by-line consolidation
		50.00%	Ecodeco S.r.l.	1,088	Equity method
		50.00%	Ecodeco S.r.l.	351	Equity method
		25.00%	Cavaglià	275	Equity method
		50.00%	Ecodeco S.r.l.	11	Equity method
		50.00%	Fertilvita S.r.l.	-	Equity method
				1,725	

6 - List of companies included in the consolidated financial statements of the Coriance Group

Name	Registered office	Currency	Share capital (*)
Scope of consolidation			
CORIANCE	Noisy Le Grand - France	Euro	5,407
A.E.S.	Noisy Le Grand - France	Euro	40
GRESIL3	Noisy Le Grand - France	Euro	n,d,
CALOREM	Noisy Le Grand - France	Euro	40
C.E.S.	Noisy Le Grand - France	Euro	38
MEBOIS	Noisy Le Grand - France	Euro	40
A.B.E.S.	Noisy Le Grand - France	Euro	40
ENERGIE MEAUX	Noisy Le Grand - France	Euro	3,050
M.E.S.	Noisy Le Grand - France	Euro	40
S.T.V.L.B.G.	Noisy Le Grand - France	Euro	150
B.M.E.S.	Noisy Le Grand - France	Euro	40
CHELLES CHALEUR	Noisy Le Grand - France	Euro	369
D.E.S.	Noisy Le Grand - France	Euro	200
ENERIANCE	Noisy Le Grand - France	Euro	150
R.E.S.	Noisy Le Grand - France	Euro	38
S.T.L.D.	Noisy Le Grand - France	Euro	40
SOFREDITH	Noisy Le Grand - France	Euro	229
STSP	Salon De Provence - France	Euro	39
Shareholdings carried according to equity method			
GENNEDITH	Nanterre - France	Euro	85
SESAS	Noisy Le Grand - France	Euro	153

(*) Share capitals are expressed in thousands of euro.

	% Group holding at 06 30 2009	Shares held %	Shareholder	Book value at 06 30 2009	Valuation method
	100.00%	100.00%	A2A Coriance Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	99.00%	99.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	51.00%	51.00%	CORIANCE Sas		Line-by-line consolidation
	51.00%	51.00%	CORIANCE Sas		Line-by-line consolidation
		26.45%	CORIANCE Sas	815	Equity method
		50.00%	CORIANCE Sas	76	Equity method
				891	

7 - List of financial assets available for sale

Name - *Thousands of euro* **Financial assets available for sale**	**Shares held %**	**Shareholder**	Book value at 06 30 2009
Infracom S.p.A.	1.57%	A2A S.p.A.	2,011
Immobiliare - Fiera di Brescia S.p.A.	9.44%	A2A S.p.A.	1,101
Autostrade Lombarde S.p.A.	2.50%	A2A S.p.A.	2,484
Autostrade Centropadane S.p.A.	1.63%	A2A S.p.A.	1,386
E.M.I.T. S.p.A.	10.00%	A2A S.p.A.	1,247
ASM S.p.A. (Sondrio)	3.99%	A2A S.p.A.	874
Other			
Brescia Mobilità S.p.A.			
Secoval S.r.l.			
Hera S.p.A.			
Bergamo Energia S.p.A.			
AQM S.r.l.			
Ce.Si. S.p.A.			
Isfor 2000 S.c.p.A.			
INN.TEC. S.r.l.			
Brixia Expo - Fiera di Brescia S.p.A.			
Emittenti Titoli S.p.A.			
Livo S.r.l.			
Stradivaria S.p.A.			
Alesa S.r.l.			
Liro S.r.l.			
Fusio S.r.l.			
S.I.T. S.p.A.			
ANCCP S.r.l.			
Consorzio L.E.A.P.			
Banca di Credito Cooperativo di Calcio e Covo Società Cooperativa			
Soc.di Progetto Brebemi S.p.A.			
Tirreno Ambiente S.p.A.			
Consorzio Polieco			
Consorzio Italiano Compostatori			
Guglionesi Ambiente S.c.a.r.l.			
AvioValtellina S.p.A.			
A.C.B. Servizi S.r.l.			
Acqui Energia S.p.A.			
Cramer S.c.r.l.			
Consorzio Intellimech			
Gal Garda Valsabbia S.c.a.r.l.			
Consorzio DIX.IT (in liquidation)			
Consorzio Milan Sistema (in liquidation)			
CO.GE.R. 2004 S.p.A. (in liquidation)			
Presidio Ambiente S.r.l. (in liquidation)			
Old River Ranch S.c.a.r.l. (in liquidation)			
Cavaglià Sud S.r.l. (in liquidation)			
Total other financial assets			9,639
Total financial assets available for sale			18,742

0.3
Interim report on operations

Results sector by sector

The business sectors in which the A2A Group operates are as follows:

Energy Sector

This sector's activity is selling electricity and natural gas on wholesale and retail energy markets. The sales and marketing areas have the support of other activities involved in fuel procurement, power plant planning and dispatching, portfolio optimization and trading on domestic and foreign markets.

Heat and Services Sector

This sector's activity is mainly selling the heat and electricity produced by the cogeneration plants (mostly) owned by the Group. Cogenerated heat is sold through district heating networks. The sector also provides services, such as managing district heating plants owned by third parties (heat management services) and facility management.

Environment Sector

This sector's activity relates to the whole waste management cycle, from collection and street sweeping, to treatment, disposal and recovery of materials and energy. In fact, this sector's activity includes the recovery of the energy content in waste by means of refuse WTE (Waste-To-Energy) or biogas plants.

Networks Sector

This sector's activity includes managing networks for the transmission and distribution of electricity and for the transport and distribution of natural gas, as well as running the entire Integrated Water Cycle (water captation, aqueduct management, water distribution, sewer network management, water purification).

Other Services and Corporate Sector

Corporate services include various activities such as guidance, strategic direction, coordination and control of industrial operations, as well as services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology, telecommunications etc.). Other Services consist of activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries.

National energy scenario

Electricity

During the first half of 2009 the demand for electricity in Italy amounted to 155.7 GWh, 8.2% lower than in the corresponding period of last year. Load coverage was guaranteed 84.6% by domestic production with the remaining 15.4% being covered by imports.

The national power generation came 74.6% from thermoelectric sources, 20.62% from hydroelectric sources and 4.78% from geothermal and wind power sources.
Compared with the same period of the last year, hydroelectric output went up by 34.6% and wind power output by 6%. On the other hand, there was a 20.1% fall in output from thermoelectric sources and by 6.4% in geothermal production.
The gross national production fell by 11.9%, while the foreign balance grew by 16.7%.

Natural gas

During the first six months of 2009, the demand for natural gas continued to show a negative trend in Italy compared with the same period of the previous year, coming in at around 39.7 billion m3, an overall decrease of some 5.4 billion m^3 compared with 2008 (–11.8%). This trend of declining consumption, which began in May 2008, is in fact continuing with impacts that are particularly significant in the last quarter of 2008, especially on the industrial sector. The decline was only partly offset by the increase in non-industrial consumption due to a cold winter.

Procurement

During the first six months of 2009, the consumption of natural gas in Italy incurred in a significant contraction (more than 10%), mainly because of the economic downturn. This contraction mainly concerned industrial consumption and consumption for electricity generation, with the quantity of gas injected into the network falling as a result. Moreover domestic production fell during the period, a trend that we have been seeing for several years. Gas imports are down by almost 20%. This reduction concerned above all the volumes coming from Northern Europe and from Russia: as regards procurement from this last source, the trend was also affected by the interruption in gas flows due to the well-known dispute with Ukraine during the month of January, which for Italy led to a reduction in deliveries of around one million m3.
As regards gas in storage, we saw higher volumes being delivered out of stocks, principally because of the need for operators to optimize their portfolio; in fact, given the decline in prices as a consequence of the drastic fall in the cost of oil in the last few months of 2008, operators decided to inject into the system as much gas out of storage as possible, so as to minimize their stocks at the end of March. This meant that they could then refill their deposits during this summer, minimising the average price of their gas stocks at the end of the injection campaign.
In this scenario, upgrades have been made to the gas procurement infrastructure which have just entered service or which will enter service in the near future: over the next few months, the second upgrade of the pipeline that brings Russian gas into Italy through Austria will become operative, as will the LNG regasification terminal in Rovigo, which will receive gas produced mainly in Qatar.
The prospects of having more gas available has already had beneficial effects on the procurement campaign for the coming winter.

Microeconomic scenario

The first six months of 2009 were characterized by a deep economic crisis started in 2008 and triggered off by subprime mortgages, which initially hit the financial sector, subsequently expanding to all sectors of the real economy. The bankruptcy of various banks and the consequent credit squeeze, together with the shock in commodity prices that culminated in record highs being posted in July 2008, induced a sharp slowdown in demand throughout the world.

The crisis mainly hit those countries with a highly leveraged banking system, as well as a strong dependence on fossil fuels.

In the meantime, we are seeing a general deceleration in growth rates in various countries. In the United States, there has been a decline in domestic consumer and investment spending, especially in the real estate sector. In Europe, there has been a decline in the growth trend, especially in Spain and the United Kingdom, where development in recent years was very much tied to the property and financial sectors. Even though later than the others, emerging nations have also been hit, especially those that are particularly dependent on exports.

As regards first half 2009, expectations are that GDP will fall in the major EU countries, including Italy. In the United States, according to the data available at June 2009, GDP is expected to fall by 5.7% on an annualised basis, while in the Euro-zone it is expected to fall by between 4.1% and 5.1% on an annualised basis (Source: ECB Monthly Bulletin).

As regards interest rates, Central Banks of many countries have continued their expansive monetary policy involving rate cuts that began in 2008 to encourage a turnaround in the economy. The Federal Reserve fixed the cost of money at its all-time low, lowering it by a series of cuts from 3.5% in January 2008 to 0.25% in December 2008. The European Central Bank, which is less inclined to use the interest rate as an economic policy tool, made smaller cuts in the cost of money so as to maintain inflationary pressures under control, reducing it from 4.25% in July 2008 to 1% in May 2009.

The strong contraction in commodity prices, together with the sharp deceleration in demand, have had a positive effect on inflation, which in the Euro-zone fell to -0.1% in June 2009. The inflation rate in Italy, during the same period, came to +0.5% with respect to the previous year.

Based on the ECB's forecasts of June 2009, inflation in the Euro-zone should fluctuate between 0.1% and 0.5% in 2009 and between 0.6% and 1.4% in 2010.
The euro/dollar exchange rate has been reasonably stable during the first half of 2009. The average in the first half of 2009 was of 1.33.

Energy Sector

The Energy Sector includes the following activities:

- **Electricity generation:** power plant management through a generation pool of hydroelectric and thermoelectric plants with installed power of 3.6 GW ([1]);
- **Energy management:** the purchase and sale of electricity and gaseous and non-gaseous fuels on national and international wholesale markets; it also handles the procurement of fuel needed to cover the requirements of the thermoelectric plants and customers; planning, programming and dispatching for the electricity generation plants;
- **Sale of electricity and gas:** marketing of electricity and gas to the eligible customer market. It also includes the sale of electricity to customers eligible for "higher protection".

In addition to the activities carried on directly by A2A S.p.A., the Energy Sector also includes the following companies:

Energy	Consolidated companies of the A2A Group	
Thermoelectric and hydroelectric plants	• AbruzzoEnergia	• Bas Omniservizi
Energy Management	• A2A Energia	• Cogas
	• A2A Trading	• Energen
Sale of electricity and gas	• Asmea (*)	• Plurigas
	• Ostros Energia	• Aspem Energia

(*) Controls 100% of Tidonenergie.

(1) It includes 20% of Edipower's plants.

Recent regulatory changes in the power sector

Production and Emissions trading

In accordance with article 12 of Decree 387/03, the Ministry for Economic Development arranged a first draft of the Guidelines for authorizing the construction and running of power generation plants fed by renewable sources (the so-called "Single Authorization").

In accordance with EU Directive 2003/87/CE, from January 1, 2005 the operators of plants that emit CO_2 into the atmosphere must have an authorization from the competent national authority and cover their emissions with equivalent rights, part of which issued free of charge on the basis of the Emissions Allocation Plan adopted by each country.

The EU Plan 2020 approved by the European Parliament and Council was published in April. The plan includes three directives concerning the promotion of renewables with a view to satisfying 20% of end consumption by the year 2020; a revision of the ETS (Emissions Trading System) for after 2012; the legislative framework for CCS (Carbon Capture and Storage).

With resolution ARG/elt 77/08, pursuant to title II, point 7-*bis*, of CIP Provision 6/92, the Authority laid down the criteria for recognizing to plant operators that take advantage of the selling regime foreseen in this regulation, any charges deriving from the application of these instructions on emissions trading. In application of these criteria, with a Decision dated May 12, 2009, the Authority quantified for the year 2008 the value, expressed in euro/t, recognized to plant operators affected by this measure, by emission quota acquired in 2008.

Green certificates

GSE established the offer price of its Green Certificates for 2009. This price is 88.66 euro/MWh, calculated as the difference between the reference value, established on the first adoption of article 2, para. 148, of the 2008 Budget Law, of 180.00 euro/MWh and the average annual selling price of electricity in 2008 as per article 13, para. 3, of D.Lgs. 387/03, of 91.34 euro/MWh, fixed by the Authority with resolution ARG/elt 10/09). Moreover, in application of article 15.1 of DM December 18, 2008, it announced that by the end of March 2009 the holders of Green Certificates issued for production in 2006, 2007 and 2008 (except for those relating to cogeneration plants combined with district heating) will be able to ask GSE to withdraw their Green Certificates at a price of 98.00 euro/MWh, net of VAT.

Similar to the instructions on emissions trading, with resolution ARG/elt 30/09 the Authority determined the reference values to cover the costs incurred by the owners of CIP6 plant for the years 2005-2007 for the purchase of Green Certificates. For each certificate, CIP 6 convention owners are recognized a contribution of 53.40 euro for 2005, 36.06 euro for 2006 and 38.17 euro for 2007.

With resolution ARG/elt 66/09, following a specific request lodged by the operators, the Authority recognized to A2A Trading S.r.l. and A2A S.p.A. the charges deriving from the obligation laid down in article 11 of Decree 79/99 (purchase of Green Certificates) for the year 2004, as regards the electricity produced by non-renewable sources for captive market customers in the first three months of 2003.

In particular:

1. A2A Trading S.r.l. was recognized costs amounting to 294,815.50 euro;
2. A2A S.p.A. was recognized costs amounting to 117,026.00 euro.

CIP 6 electricity

In acceptance of the appeals issued by operators against resolution ARG/elt 154/08, with which the Authority had introduced certain changes to the ways of calculating the Avoided Fuel Cost (AFC) for the year 2008, compared with those foreseen in resolution 249/06 and used to determine the value of the equalization AFC for 2007 and the advance for 2008, with a series of sentences issued in April 2009, the Lombardy TAR cancelled the measure.
The Authority has decided to appeal against these sentences to the Council of State.
With resolution ARG/elt 50/09, given that the Council of State had not yet passed sentence on the Authority's appeal, on a transitional and urgent basis (under the CIP provision, the equalization value of the AFC for each year has to be determined by April 30 of the next year), the Authority calculated the balance value of the AFC for 2008 applying the method of quantifying the price of natural gas foreseen in resolution 249/06, without prejudice to any measure that will have to be adopted following the outcome of the dispute over the provisions of resolution ARG/elt 154/08.
The value of the conventional average fuel price in the AFC calculated in this way amounts to 32.92 euroc/kWh.

Dispatching

With resolution ARG/elt 189/08, the AEEG ordered an update, for 2009, of the fee to cover the costs recognized for the functioning of Terna and a review of the dispatching fees as per resolution 111/06.

With resolution ARG/elt 84/09, the Authority amended AEEG resolution 111/06, introducing new ways of determining local aggregate balancing.

Lastly, with resolution ARG/elt 52/09 introduced some important changes in the regulation of dispatching services with a view to increasing competition in the market and holding down the price of electricity, in line with Law 2/2009 (the Anti-Crisis Law).

Measures regarding imports

With resolution 182/08, the Authority established the methods and conditions for the management of import and export congestion on the interconnection network with other countries for 2009. This measure (in line with the principles contained in Regulation (EC) 1228/2003 of the European Parliament and Council of June 26, 2003, as amended by the decision of the European Commission 2006/770/CE of November 9, 2006) regulates the allocation of interconnection capacity with market methods by, among other things, holding explicit auctions organised by the Network Managers of the various countries (including Terna), as well as mechanisms of reselling the interconnection capacity acquired if it is subsequently not used.
As part of its trading activity, A2A Trading was assigned capacity in both 2008 and 2009 to import and export power across the various frontiers that are interconnected with Italy.

CCC allocation

As regards the base load and peak load CCC allocations (to hedge against the risk of volatility in the fee for allocation of transport capacity) for 2009, A2A Trading was assigned base load and peak load for periods of one month and one year.

Measures concerning deregulation of the electricity market: sales to customers eligible for higher protection and safeguarding

With resolution VIS 35/09 the Authority closed the proceeding initiated with resolution VIS 68/08 to examine the reasons for anomalies in the provision of the protection service which sector operators, trade associations and end-customers have complained about ever since it was introduced.

The measure recognizes that late communication of this data to Exergia by A2A Networks Elettriche may have induced the operator to make a great effort to bill customers on the basis of an incomplete database, but also pointed out that the information that was lacking did not create an objective obstacle to billing.

Recent regulatory changes in the natural gas sector

Wholesale and retail sales

With resolution ARG/gas no. 24/09, which lays down instructions for the economic methods of supplying quotas of imported gas on the regulated market for capacity and gas pursuant to the decree of the Ministry for Economic Development of March 19, 2008, the AEEG defined not only such methods, but also the related criteria of assignment, quantification of the lots and the disclosure requirements of the importer.

Consultation document DCO 14/09 explains the AEEG's current thinking on the definition and identification of systems for compensating charges not otherwise recoverable that are incurred by companies selling natural gas as a result of applying articles 1 and 2 of resolution ARG/gas 192/08 of December 19, 2008.

The Authority, with resolution ARG/gas no. 192/08, entitled "Urgent measures altering the criteria for updating the economic conditions for the supply of natural gas for customers under the protection system and update for the quarter January-March 2009", intervened again with regard to the criteria for updating the supply conditions. In this particular case, the Authority has:

1) removed the threshold below which no change is made, starting from the update relating to the first quarter of 2009 (January-March);

2) adopted a directive that requires all parties selling wholesale gas contracts outstanding at the date of the measure, for the quota directly or indirectly earmarked for supplying end-customers subject to protection, to propose to the buying counterparties the suppression of any contractual clauses that provide for such a threshold;
3) decided to define, with a subsequent provision, suitable methods of compensation of the charges not otherwise recoverable that are incurred by selling companies as a result of applying point 1) and 2) above, including wholesale selling companies for which the quarterly revenues do not cover all of the costs, excluding intercompany items.

Following the observations sent in by operators with regard to DCO 05/09 "Integrated text on the retailing of natural gas: mechanisms for the protection of end-customers and criteria for the calculation and update of the economic conditions of supply", with resolution ARG/gas 64/09 the AEEG redefined the perimeter of customers entitled to the protection service, limiting it to points of redelivery relating to domestic customers or a point of redelivery of a condominium for domestic use.

In particular, a procedure was defined for identifying those entitled to the protection service and certain transitional measures were introduced to accompany non-domestic customers gradually to the free market.

With the same measure, the Authority also defined the criteria for updating the CCI fee (the variable portion of the wholesale tariff for natural gas), which will be applied from October 1, 2009.
The algorithm for calculating the component which was proposed during the consultation process has been confirmed, while certain obsolete parameters have been updated and others that by this stage are barely representative have been replaced.

With reference to the element to cover retail selling costs (QVD), the Authority has foreseen that there should be one price for the whole of the country, split into a fixed element equal to 36.82 euro/year/point of redelivery and a variable element split into two consumption bands. The values will be updated every two years starting on January 1, 2011.

In fact, with resolution ARG/gas 89/08, the Authority lays down the methods by which gas selling companies are to calculate the equalization balances due by end-customers so as to ensure application of the supply conditions as redetermined and updated in accordance with resolution no. 79/07 and to permit the recovery of so-called "pro-renegotiation charges" by retailers.

In fact, with resolution no. 79/07, the Authority had imposed on natural gas wholesalers to offer their customers that were counterparties in purchase and sale contracts concluded after January 1, 2005 and still in force during the period January 1, 2006-June 30, 2006, new economic conditions for an amount equal to or less than the one resulting from the recalculation of the CCI (wholesale commercialisation cost) with recognition of the charges incurred for this purpose (i.e. the "pro-renegotiation charges"), for an amount equal to the result of multiplying the volumes consumed by end-customers as per resolution no. 138/03 by 50% of the difference that came from the wholesalers applying the values calculated in accordance with resolution no. 195/02 during the period January 1, 2006-June 30, 2006.

Other measures

With resolution ARG/Gas no. 39/09, the AEEG updated for the period April 1, 2009-March 31, 2010 the value of the storage component (QS) of the economic conditions for the supply of natural gas, establishing that the value of the QS component, as per article 3 of resolution no. 138/03, is equal to 0.272617 euro/GJ. This amount was determined on the basis of fees for storage in thermal year 2008-2009 approved with resolution ARG/gas 4/09.

With resolution VIS 25/09 of April 20, 2009 the Authority formally closed the proceeding initiated with resolution 300/07 against ASM Energia ed Ambiente S.r.l. regarding the application of M coefficients in certain places that are different from those established by the AEEG. The Authority found no proof of the infringement and decided that there were no grounds for applying fines or other sanctions.

Quantitative data - electricity sector

Key quantitative data relating to the energy sector are summarized below.

GWh	06 30 2009	**06 30 2008**	**Change**	**% 2009/2008**
SOURCES				
Net production	5,637	**5,844**	**(207)**	**(3.5%)**
- thermoelectric production	4,109	4,763	(654)	*(13.7%)*
- hydroelectric production	1,528	1,081	447	*41.4%*
Purchases	11,150	**11,644**	**(494)**	**(4.2%)**
- single Buyer	1,782	2,057	(275)	*(13.4%)*
- Power Exchange	5,534	5,234	300	*5.7%*
- foreign markets	2,827	2,814	13	*0.5%*
- other purchases	1,007	1,539	(532)	*(34.6%)*
TOTAL SOURCES	16,787	**17,488**	**(701)**	**(4.0%)**
USES				
Protected market sales	1,782	2,057	(275)	*(13.4%)*
Sales to eligible customers and wholesalers	7,109	6,658	451	*6.8%*
Sales on the Stock Exchange	5,795	6,890	(1,095)	*(15.9%)*
Sales on foreign markets	2,101	1,883	218	*11.6%*
TOTAL USES	16,787	**17,488**	**(701)**	**(4.0%)**

Note: the sales figures are shown gross of any losses.

In the first half of 2009, the Group's total electricity output came to 5,637 GWh, to which has to be added purchases of 11,150 GWh, for a total availability of 16,787 GWh.

Electricity generation declined compared with the same period last year (-3.5%). As far as thermoelectric production is concerned, this decrease was due to the different strategy adopted by the Power Exchange for supplies on the primary and secondary markets, the purpose being to maximise the profitability of the Group's overall production facilities.
Purchases of electricity came to 11,150 GWh, which was less than in the same period last year. Purchases on the Italian Power Exchange of 5,534 GWh were higher than in the first six months of 2008, whereas sales on the Exchange came to 5,795 GWh (6,890 GWh at June 30, 2008). Purchases on foreign markets amounted to 2,827 GWh (2,814 GWh in 2008), whereas sales on foreign markets came to 2,101 GWh, 11.6% up on the first half of 2008.
Direct sales to eligible end customers and wholesalers went up by 6.8% from 6,658 GWh in the first half 2008 to 7,109 GWh in the period under review.

Quantitative data - gas sector

Millions of m3 ***SOURCES***	06 30 2009	06 30 2008	Change	% 2009/2008
Procurement	2,602	2,915	(313)	(10.7%)
Withdrawals from warehouse	143	21	122	581.0%
Internal consumption/GNC	(3)	(17)	14	(82.4%)
TOTAL SOURCES	**2,742**	**2,919**	**(177)**	**(6.1%)**
USES				
End-customers	1,128	1,085	43	4.0%
Thermoelectric	715	858	(143)	(16.7%)
Heat	26	41	(15)	(36.6%)
Wholesalers	873	935	(62)	(6.6%)
TOTAL USES	**2,742**	**2,919**	**(177)**	**(6.1%)**

Note: Quantities are shown in terms of standard cubic metres with an equivalent Gross Calorific Value (GCV) of 38100 MJ on redelivery.

Volumes procured during the first half of 2009 fell by 313 Mm^3, while withdrawals from storage increased by 122 Mm^3. Total volumes for sale to end-customers amounted to 1,128 Mm^3, an increase of 4% compared with June 30, 2008 mainly due to weather conditions during the first few months of the year.

Contrary, there was a reduction in gas volumes for thermoelectric use attributable to lower production by Group plants, as mentioned above.

Income statement

Millions of euro	01 01 2009 06 30 2009	01 01 2008 06 30 2008	Change
Revenues	2,440	2,384	56
Gross profit from operations	274	222	52
% of revenues	11.2%	9.3%	-
Depreciation, amortization and provisions	(55)	(52)	(3)
Net operating income - EBIT	219	170	49
% of revenues	9.0%	7.1%	-
Investments	45	22	23

During the half year, the Energy Sector made revenues of 2,440 million euro with a gross operating income (EBITDA) of 274 million euro (222 million euro at June 30, 2008).

The increase in revenues of 56 million euro is essentially due to the gas sector and is attributable to the increase in unit sales revenue which reflects with a certain delay the fall in fuel prices on international markets, to which sales prices are index-linked.

Gross operating income (EBITDA) passes from 222 million euro in the first half of 2008 to 274 million euro in the first six months of the year. Both the gas sector and the electricity sector contributed to this trend.
The gross operating income (EBITDA) of the electricity sector of 195 million euro rose by 12% compared with the same period of last year. This is attributable to higher hydroelectric output (an increase of 41% on the same period of 2008), as well as to the positive trend in environmental markets and insurance refunds relating to the Cassano d'Adda and Mincio thermoelectric power plants. These positive effects were partially offset by a contraction in margins on the Ipex platform because of the trend in prices posted during the first six months of the year, which confirmed the hefty contraction already seen during the latter months of 2008 and lower thermoelectric output following the drop in demand for electricity during the period.

The gas sector is showing gross operating income of 79 million euro (48 million euro at June 2008). The growth in this result is due to an increase in unit margins brought about by a reduction in raw material prices on international markets. This contraction has led to an improvement in the gas sector's margins, given that the quantities sold on the end-market are stable.

Depreciation, amortization and provisions amounted to 55 million euro (52 million euro in the first half 2008).

As a result of these changes, the net operating income (EBIT) amounts to 219 million euro, with an increase of 29% compared with the same period of last year.

Investments during the period amounted to 45 million euro, mainly involving completion works for the thermoelectric plant in Gissi (37.4 million euro), construction of the new 220 KW station in the Mincio plant (2.1 million euro), work on the new auxiliary steam generator in the Cassano thermoelectric plant (1.1 million euro) and revamping of the hydroelectric plant in Prevalle sul Chiese (1.2 million euro).

As regards so-called "important customers", it is worth pointing out that the energy sector has two such customers with total sales revenues of 450 million euro during the current period.

Heat and Services Sector

The Heat and Services Sector includes the activities of cogeneration, district heating and the sale of heat, as well as other activities related to the heat management and facility management services. The following is a short description of these activities:

- **Cogeneration and District Heating:** production, distribution and sale of heat, production and sale of electricity, as well as operation and maintenance on the cogeneration plants and district heating networks;
- **Heat and other services:** management of heating plants owned by third parties and facility management.

The companies listed below are part of the Heat and Services Sector:

Heat and Services	Consolidated companies of the A2A Group
Cogeneration plants	• A2A Calore & Servizi • Proaris • Coriance Group • Varese Risorse
District heating networks	
Sale of heat and other services	

Key quantitative and economic data of the sector are reported below.

Quantitative data

GWht **SOURCES**	06 30 2009	06 30 2008	Change	% 2009/2008
Plants:	937	**536**	**401**	**74.8%**
- Lamarmora	380	348	32	9.2%
- Famagosta	85	78	7	9.0%
- Tecnocity	38	40	(2)	(5.0%)
- Coriance plants	306	-	306	-
- Varese Risorse plants	37	-	37	-
- other plants	91	70	21	30.0%
Purchases from:	618	**474**	**144**	**30.4%**
- from third parties	289	92	197	214.1%
- from other sectors	329	382	(53)	(13.9%)
TOTAL SOURCES (*)	1,555	**1,010**	**545**	**54.0%**
USES				
Sales to end-customers	1,555	1,010	545	54.0%
TOTAL USES	1,555	**1,010**	**545**	**54.0%**

(*) Net of losses.
Note:
- These figures only refer to district heating. They do not include sales of heat.
- These include the quantities of heat purchased from the Environment Sector.

Group production, amounting to 1,555 GWht rose by 54% compared with the same period of last year. This increase is mainly due to the contribution made by the plants belonging to the Coriance Group and to Varese Risorse, which is controlled by Aspem S.p.A. (acquired in August 2008 and January 2009, respectively), as well as to higher output by the Group's own plants thanks to increased demand from the market.

Income statement

Millions of euro	01 01 2009 06 30 2009	**01 01 2008 06 30 2008**	**Change**
Revenues	200	129	71
Gross profit from operations	45	34	11
% of revenues	22.5%	*26.4%*	–
Depreciation, amortization and provisions	(18)	(13)	(5)
Net operating income - EBIT	27	21	6
% of revenues	13.5%	*16.3%*	–
Investments	24	29	(5)

In the period under review revenues came at 200 million euro (129 million euro at June 30, 2008). The increase, of 71 million euro, is mainly attributable to higher quantities sold of heat and electricity sold, in particular following the acquisition of the Coriance Group and of Varese Risorse (controlled by Aspem S.p.A.), and the activities relating to the running and maintenance of heat plants following the acquisition of new contracts in Northern Italy.

Gross operating income (EBITDA) came to 45 million euro, up 32% compared with the same period of last year. This positive trend is mainly attributable to the consolidation of the results of the Coriance Group and Aspem and to higher sales of heat compared with the first half of 2008.

Depreciation, amortization and provisions amounted to 18 million euro and recorded an increase of 5 million euro compared with the same period last year.

As a result, the net operating income (EBIT) came to 27 million euro, which is up on the same period last year.

Capital expenditure during the period, amounting to around 24 million euro, mainly concerned the development of district heating networks (15.5 million euro), extraordinary maintenance and development of cogeneration plants (4 million euro), and development investments made by the Coriance Group (totalling some 3 million euro).

Note that the acquisition of the Aspem Group entailed an increase in fixed assets of 13 million euro.

Environment Sector

The Environment Sector includes the activities relating to the entire waste management cycle. These activities are briefly described below:

- **Collection and street sweeping:** cleaning streets and collecting refuse for transport to its final destination;
- **Treatment:** an activity that is carried out in dedicated centres to recover or transform the waste in order to make it suitable for recycling, incineration and energy recovery or disposal in a refuse dump;
- **Disposal:** this involves the final disposal of urban and special wastes in combustion plants or landfills, where possible recovering energy through incineration or exploitation of biogas.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Environment Sector also includes the following companies:

Environment	Consolidated companies of the A2A Group
Waste collection and street-sweeping Waste treatment Waste disposal and energy recovery	Ecodeco Group Amsa Group Aprica (*) Montichiariambiente Ecofert Partenope Ambiente

(*) Controls 100% of Bas Power.

Recent regulatory changes in the environment sector

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector, which was revised during 2008 by the so-called "Unified Amendment". The new legislation (also known as the Environment Consolidation Act) has expressly revoked the Ronchi Decree (Decree 22 of February 5, 1997) with regard to the regulation of waste.

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

Of the legislative provisions issued at the end of last year, the following are also of particular importance to the sector:

- the conversion into law of Decree 172/80 entitled "Extraordinary measures to cope with the emergency in the waste disposal sector in the Campania Region, as well as urgent measures for environmental protection" relating to the incentives for the construction of WTE (Waste-To-Energy) and other urgent environmental measures;
- the Decree of December 18, 2008 relating to incentives for the production of electricity from renewable sources, under which the energy to be injected into the power system to fulfil the obligation contained in article 11 of the Bersani Decree can also be produced by plants:
  - for cogeneration combined with district heating;
  - fuelled by waste, including hybrid waste, that entered service by December 31, 2006.

Other waste legislation

Biological sludge and compost

With reference to the use of biological sludge and compost in agriculture, Directive 91/676 (the "Nitrates Directive") limits the maximum load of organic nitrate distributable in agriculture and this was introduced into Italian law by Decree 152/06.
Articles 92 and 112 of Decree 152/06 delegate to the Regions the task of regulating the use in agriculture of the effluents from animal husbandry, as well as that of preparing obligatory plans of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates.
The action plans also identify the periods when it is prohibited to spread any kind of fertiliser on fields.

With DGR no. 5215 of August 2, 2007, the Lombardy Region adopted "the integration with changes to the plan of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates in vulnerable areas". Article19 of this DGR established that the agricultural use of biological sludge during the period from November 1 to February 28 of each year should depend on the weather and detailed instructions issued day by day by the Region through suitable farming weather bulletins.

Landfills' management

In implementation of EC Directive 1999/31/CE on waste landfills, Decree 36 of January 13, 2003 (to which article 182.7 of Decree 152/06 makes specific reference) identifies specific rules for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of landfills into three categories: landfills for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits.
The deadline for being able to dump the types of waste listed in Decree Law 36/2003 has been extended to December 31, 2009 with Decree Law 208 of 12/30/2008 (called "Milleproroghe" thousand extension decree).
Landfills for inert refuse and specialist dumps for asbestos cement are still excluded from the benefit of this extension.

Decree 208 of December 30, 2008, converted into Law 13 of February 27, 2009, provides for an extension to June 30, 2009 of the transitory regime, firstly for the application of the criteria for admission to landfills of the waste mentioned in the Decree of August 3, 2005, and an extension to December 31, 2009 of the maximum limit to the calorific power of waste.

Differentiated collection of urban waste

By decree dated April 8, 2008, the Environment Ministry adopted regulations for collection centres for urban waste collected on a differentiated basis.

The Legislative Office of the Environment Ministry also announced that it had commenced work on amendments to this decree and had therefore invited the National Committee of the Register of Environmental Operators to wait for such amendments before adopting a new resolution on the criteria and requisites for registration.

The National Committee reassured those that had already filed an application for admission in accordance with the resolution that had been revoked that, as far as possible, they would not have to repeat the exercise.

Key quantitative and economic data of the sector are reported below.

Quantitative data

	06 30 2009	06 30 2008	Change	% 2009/2008
Waste collected (Kton) (*)	497	504	(7)	(1.4%)
Waste disposed of (Kton)	1,339	1,443	(104)	(7.2%)
Electricity sold (GWh)	477	584	(107)	(18.3%)
Heat sold (GWht) (**)	381	410	(29)	(7.1%)

(*) Waste collected in Milan, Brescia, Bergamo and Varese.
(**) Quantities at the plant entrance.

In the period under review the quantity of waste collected amounted to 497 Kton, a fall 1.4% compared with the same period of last year.
There was also a reduction in the amount of waste disposed of, mainly because of the standstill of the Brescia WTE (Waste-To-Energy) for extraordinary maintenance and lower deliveries to certain Group landfills.
The quantity of electricity and heat produced by the WTE (Waste-To-Energy) went down compared with the same period of last year, substantially because of the standstill at the Brescia plant.

Income statement

Millions of euro	01 01 2009 06 30 2009	01 01 2008 06 30 2008	Change
Revenues	371	411	(40)
Gross operating income - EBITDA	107	168	(61)
% of revenues	*28.8%*	*40.9%*	-
Depreciation, amortization and provisions	(46)	(47)	1
Net operating income - EBIT	61	121	(60)
% of revenues	*16.4%*	*29.4%*	-
Investments	30	19	11

In the first six months of the year the Environment Sector recorded revenues of 371 million euro, a reduction of 40 million euro with respect to the first half of 2008 principally because

of the expiry of the CIP6 incentive (in November 2008) and the standstill for extraordinary maintenance of the WTE (Waste-To-Energy) in Brescia.

Gross operating income (EBITDA) came to 107 million euro (168 million euro at June 30, 2008).
As mentioned above, the decrease is due to expiry of the CIP6 incentive and the stop of the Brescia WTE (Waste-To-Energy) for extraordinary maintenance (from February to mid-April 2009), as well as to a decline in deliveries of industrial waste to certain Group plants. These effects were partially offset by the higher number of hours worked by the Silla 2 WTE (Waste-To-Energy), which was closed down during the first three months of 2008 for works to reduce the level of polluting emissions.

Depreciation, amortization and provisions amounted to 46 million euro, in line with the same period of the previous year.

As a result of these changes, the net operating income (EBIT) amounted to 61 million euro, with a decrease compared with the same period of last year (121 million euro).

Capital expenditure during the period amounted to 30 million euro, mainly for works on the waste incineration plants (20 million euro), for development and maintenance work on other plants for the processing and disposal of waste (4 million euro) and for the renewal of waste collection and street-sweeping vehicles and other equipment (4 million euro).

Networks Sector

The Networks Sector includes the activities regulated by the sector Authority, namely the management of electricity and gas networks and of the integrated water cycle. These activities are briefly described below:

- **Electricity Networks:** the transmission and distribution of electricity.
- **Gas Networks:** the transport and distribution of natural gas.
- **Integrated water cycle:** water captation, aqueduct management, water distribution, sewer management and water purification; the sale of water to customers served by the distribution networks of Group companies operating in the provinces of Brescia and Bergamo.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Networks Sector also includes the following companies:

Networks	Consolidated companies of the A2A Group
Electricity networks Gas networks Integrated water cycle	• A2A Reti Elettriche • A2A Reti Gas • Bas SII • Camuna Energia • Retragas • Retrasm • Seasm • Aspem S.p.A.

Recent regulatory changes in the distribution sector

Natural gas distribution division

Commercial quality and safety of the natural gas distribution service

With resolution ARG/Gas no. 120/08 "Regulation of the Quality of Gas Distribution" (RQGD), the Authority lays down the rules for the commercial quality and safety of gas distribution and measurement services for the III regulatory period (2009-2012). The main novelties introduced by the Authority for the third regulatory period are:

- obligatory membership of the incentive system to raise the level of safety for all distribution companies, gradually and at different speeds, starting in 2010. The incentives and penalties deriving from application of the safety incentive system are to be calculated by province;
- greater regulatory strictness with regard to the Emergency Intervention Service, intensifying the service obligations and the checks to be carried out at the distributors' premises so as to ensure that the distribution service is safe;
- obligation to replace or repair networks consisting of cast iron pipelines and hemp and lead joints by December 31, 2014;
- obligation to protect or replace steel networks without cathodic protection by December 31, 2015 (cathodic protection is a technique to control the corrosion of a metal surface by making it work as a cathode of an electrochemical cell);
- bringing the commercial quality of the gas distribution services into line with that of the electricity distribution service.

Assignment and management of the gas distribution service

The so-called **"Economic Development Law"** (Provisions for the development and internationalisation of companies and measures concerning energy) being published in the Official Gazette makes a change to article 23-*bis* of Decree 112/2008 in the field of local public services of economic importance, designed to maintain for the natural gas sector the provisions on the assignment of the distribution services already adopted with Decree 164/2000 and with article 46-*bis* (Provisions on competition and quality of essential services in the gas distribution sector) of Decree 157/2007. The minimum territorial ambits for the assignment of the natural gas distribution service will have to be determined by the Minister for Economic Development, also in consideration of the interconnections between the distribution plants and with reference to territorial specifics, as well as to the number of end-customers for each area of interest. In any case, the ambit cannot be smaller than the territory of the municipality.

Distribution tariffs

With resolution ARG/gas 159/08, the Authority defined the new tariff system for the third regulatory period (2009-2011), superseding the previous system based on tariff options by thermal year, determined for each single tariff ambit. The Authority has established an obligatory tariff, differentiated for only six tariff ambits, applied for the calendar year, to cover the costs relating to the distribution, measurement and selling service.
The measure provides for a general system of equalization of tariff revenues (the difference between the revenues approved for each distribution company by means of the reference tariff and the revenues achieved by applying the obligatory tariff), through the Electricity Sector Equalisation Fund. The level of revenues of each operator is therefore linked only to the capital costs and operating costs recognized by the Authority; it no longer depends on the volumes that are distributed. The recognized capital employed is determined according to the revalued historical cost method, while depreciation is calculated on the basis of the conventional useful life laid down by the Authority; operating costs are determined on the basis of parameters established by the Authority.
The new tariff regime provides for a remuneration of the net capital employed of 7.6% for distribution and 8% for measurement.
Operating costs are updated through the application of a price cap. The price cap applied to distribution operating costs is differentiated according to the size of the company.

The tariff options for the distribution of natural gas and other types of gas approved for the thermal year 2007-2008 were applied during the first half of 2009.
In fact, with resolution ARG/gas 79/09, the Authority approved the amounts of the obligatory tariff for the gas distribution and measurement services in force during the half-year July-December 2009.
These tariffs have to be applied from July 1 without cancelling the consumption to date.
For the purpose of applying the new obligatory tariffs, consumption has to be charged from July 1, 2009 applying the C coefficient defined with resolution 159/08. The same value will have to be used for the correction of volumes, also for allocation purposes.

The Authority has also introduced a surcharge for the distribution service of 0.32€ per redelivery point to be borne by domestic customers, to be applied during the period July-December 2009.

Determination of the reference tariffs for each operator and of the equalization advances have been postponed to a subsequent provision, to be introduced by December 31, 2009.

At the same time, an enquiry was launched to check the data transmitted by the operators for the determination of the reference tariffs, also for the purpose of ascertaining whether there have been any infringements of the rules.

Gas measurement

Resolution ARG/gas 69/09 introduced the definition of a *measuring device with partial access*. In particular, distribution companies will have to classify the accessibility of the measuring devices at all of the redelivery points in their network according to the new definitions.
Distribution companies are also now obliged to make available measurement data and the methods of managing self-meter reading have been defined introducing, until subsequent instructions are issued, a single national validation algorithm by which a measurement is not considered valid if it is lower than the previous measurement.

Other measures

Law no. 46 of March 5, 1990 on the rules for the safety of such systems was repealed in 2008: Ministerial Decree no. 37 of January 22, 2008, entitled "Regulations governing the installation of systems inside buildings" came into effect from that date.
Considering the contents of these regulations, the Authority issued resolution ARG/gas 32/09 which postponed to some unspecified future date the effectiveness of Section III of resolution 40/04 on the methods of carrying out documentary checks on the safety of modified or reactivated systems.

Transport of natural gas

Resolution 102/08 approved Retragas S.r.l. tariff proposals for the transport and dispatching of natural gas, in implementation of resolution 166/05.

Resolution ARG/gas 64/09 changed for method of determining the QTI (the component relating to the transport service), so as to take account of the six new territorial ambits foreseen in the Integrated Text for the Regulation of Tariffs for the distribution and measurement of natural gas for the period 2009-2012 (RTDG). The QTI is to be calculated for each tariff ambit as defined by resolution ARG/gas 159/08.

Distribution of electricity

Tariff regime of the distribution service

With resolution 348/07, the Authority adopted the Integrated Text concerning the regulation of power transmission, distribution and measurement services for the third regulatory period 2008-2011 (Attachment A).

The purpose of this provision is to go beyond the system based on tariff options proposed by the distribution companies, foreseeing the application of a single tariff set by the Authority.

This measure provides for a general equalization regime, as well as a specific company equalization system, guaranteeing coverage of any variances in the costs incurred by companies for reasons outside their control.
In particular, there are equalization mechanisms for V1 restricted revenues and equalization mechanisms for the sales and marketing costs involved in distribution. With resolution ARG/elt 30/08, the Authority defined the equalization mechanism for the sales and marketing costs incurred by distribution companies for low tension customers to protect their economic and financial equilibrium, as a result of the reorganization of the sector that followed completion of the deregulation process.

In order to determine tariff levels:

- the recognized rate of return on capital employed has been set at 7% for the distribution service, including related commercial activities, and at 7.2% for the measurement service;
- as regards the portion of the tariff components designed to cover operating costs, the provision sets a target annual increase in productivity (X-factor), which would make it possible to transfer to end-customers, within eight years for transmission and distribution and within six years for the measurement service, of higher efficiency recoveries already achieved by the companies in the second regulatory period, namely 1.9% for distribution and 5.0% for the measurement service (national averages);
- with reference to the annual updates, the depreciation charge is excluded from the field of application of the price-cap.

The Integrated Text also introduces tariff mechanisms designed to promote types of investments considered particularly useful for the development and efficiency of distribution network infrastructures, integrating the incentives provided by the quality regulations.
These investments will be selected be defining suitable effectiveness indices.

As regards the measurement service, the useful life of the low-tension meters has been revised, giving them a duration of 15 years.

Companies are also recognized an additional depreciation charge in connection with the meters eliminated prior to the end of their standard useful life (20 years).
With resolution ARG/elt 30/08, the Authority provided for a revenue equalization mechanism for the measurement service at low-tension withdrawal points in order to guarantee that the remuneration of the investment in electronic meters and electronic measurement recording devices at low-tension withdrawal points and the depreciation on electromechanical meters that have been eliminated to replace them with electronic ones are attributed to the distribution companies that have effectively made such investments. There is also provision for a penalty system for non-compliance with the obligatory installation objectives laid down in resolution 292/06.

Social tariff

With resolution 117/08 the AEEG implemented the social tariff, which is a mechanism for offsetting the expense of supplying electricity to low income families or to persons with physical disabilities.
The electricity distributors and ANCI (the national association of Italian municipalities) have worked together to introduce SGATE, which is a system for managing electricity subsidies. This allows Italian municipalities to fulfil their legislative obligations by providing compensation for the cost of electricity supplied to low income domestic customers.
With resolution ARG/elt no. 19/09, the power limit of contracts held by households with more than 4 members (so-called "numerous families") was extended to 4.5 kW.
Resolution ARG/elt no. 49/09 also extended the deadline for presentation of the social bonus with retroactive effect to the whole of 2008. Needy households will in fact have two months more to ask their municipality for the power bonus with retroactive effect.

Service quality and continuity

With resolution ARG/elt no. 17/09, the Authority made obligatory a series of initiatives to promote the upgrade of medium tension user systems.
With resolution ARG/elt 76/09, the Authority changed the statistical method (known as PCP, for Periods of Perturbed Conditions) for the attribution of force majeur as the cause of blackouts brought about by events of particular intensity and duration as foreseen in the Integrated Text on the Quality of Electricity (TIQE).

The changes made to the method involve recalculating the trend levels of reference defined by resolution ARG/elt 168/08, and deferring the deadlines for calculating the continuity

recoveries relating to 2008. The continuity recoveries for 2008 will be determined and published by the Authority by March 31, 2010.

Energy efficiency

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005-2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the amount of energy distributed.
In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

On December 21, 2007 the Ministry for Economic Development issued a decree revising and updating the decrees issued on July 20, 2004. In particular, the decree revises upwards the national energy savings objectives previously determined in 2004 for the electricity and gas sector for the years 2008 and 2009 and establishes new objectives for the three-year period 2010-2012.

Tariff grant

With resolution 345/07, the Authority confirmed the value of 100 euro per toe for each type I and II certificate cancelled in May 2009 in order to achieve the specific saving targets for 2008.

With resolution 1/09 the Authority adjusted the Guidelines, laying down that the value of the unit tariff contribution recognized for each year (t+1) obligatory after 2008 is to be defined by the Authority by November 30 of the previous year (t).

Energy savings objectives for the year 2009

With resolution EEN 35/08 and subsequent amendments, the Authority established the specific objectives for primary energy savings in 2009 to be achieved by the distributors of electricity and natural gas.

The objectives laid down for the distribution companies of the A2A Group, based on the data transmitted in accordance with resolution no. 344/07, are as follows:

- A2A Reti Gas S.p.A.: 86,950 (this is the sum of the specific objectives laid down for the two gas distribution companies which have since been merged to become A2A Reti Gas);

- A2A Reti Elettriche S.p.A.: 79,349 (this is the sum of the specific objectives laid down for the two electricity distribution companies which have since been merged to become A2A Reti Elettriche).

Instructions on accounting and functional unbundling

With resolution no. 11/07, partially amended by resolution no. 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures (including electricity distribution, measurement and transmission and gas transport) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the various sectors.

To that end, the activities subject to unbundling have been given decision-making and organizational autonomy by assigning the administration to an "Independent Manager".

The deadline for unbundling, which was initially set for January 1, 2008 (except for the unbundling of distribution and measurement, which will run from 2010 in the electricity sector and from 2012 in the gas sector), was postponed until June 30, 2008 by resolution no. 253/07.

The new rules on accounting unbundling, on the other hand, are expected to come into effect in the first financial period that commences after December 31, 2006, with the possibility of a one-year delay (requested by the Group).

With resolution ARG/com 132/08 the Authority has adopted the guidelines for preparing a programme of obligations to be carried out by the "Independent Manager". Of these, one in particular is the obligation to separate the databases relating to the activities subject to unbundling from those relating to activities carried on under a free market regime.
A2A Group companies are observing these measures.

Integrated water service

Brescia O.T.A.

After Decree 152 of April 3, 2006 "Rules on environmental matters" and regional Law 18 of August 8, 2006 came into force, the Ambit Conference of the Optimal Territorial Ambit (O.T.A.) for the province of Brescia passed resolution 7 of December 21, 2006 which approved the preliminary steps needed to set it up in the form of a consortium under article 31 of Decree 267/2000 and subsequent amendments.

On June 15, 2007, the local government agencies included in the OTA signed an Agreement which set up a Consortium entitled "Ambit Authority for the Province of Brescia".

Details of the tariff plan for the integrated water service in the Province of Brescia are contained in the "Ambit Plan" approved by resolution 2 of June 14, 2006. The Ambit Plan is the tool used by the Ambit Authority to define the objectives and methods of managing the aqueduct, sewer, catchment and purification services and to regulate dealings with the various operators.

At the beginning of 2009 the Lombardy Region approved Law 1/09 entitled "Amendments to the General Provisions for the Integrated Water Service as per Regional Law 26/03" published in the Official Bulletin of the Lombardy Region on January 30, 2009. This rule was impugned by the Council of Ministers before the Constitutional Court for the parts regarding the determination of tariffs and verification of the ambit plans, alleging that the rules were in contrast with the provisions of the Environment Code, which reserves these functions exclusively to the State.

With resolution 3/09 the Consortium General Meeting approved the "Integrated Water Service Charter" which came into effect from June 1, 2009, superseding all other regulations previously applied by water service operators.

In June, the AATO announced that the Board of Directors had given its definitive approval to the integrated water service investment plan for 2009.

Under Law 77/2009 entitled "Urgent interventions in favour of the populations hit by the earthquake in the Abruzzo region in April 2009 and other urgent civil protection interventions", the Water Resources Supervisory Committee was replaced by the new National Commission for the Supervision of Water Resources.

Bergamo O.T.A.

Article 7 "Existing management teams" of the service contract between the Bergamo O.T.A. and Uniacque provides for the involvement of existing management teams interested in protecting their own activities up to the expiry of outstanding delegations.

BAS SII S.p.A. sent a formal request for protection to the Bergamo O.T.A. by the September 30, 2006 deadline.

With resolution no. 9/08 of July 14, 2008, the Province of Bergamo O.T.A. communicated to BAS SII S.p.A. that it was refusing protection, pursuant to article 10-*bis* of Law 241/1990, setting September 15, 2008 as the deadline for receipt of comments from applicant companies and October 30, 2008 as the deadline for closure of the administrative proceedings with the calling of the Ambit Conference.

BAS SII S.p.A. sent its comments by these deadlines; the Ambit Conference postponed the starting deadline from October 31, 2008 to November 30, 2008.

At the end of the preliminary investigation, with resolution 19/2008, the OTA authorized this protection up until December 31, 2010 for management of the water service only in the City of Bergamo. It also declared protection of the water service in the Municipality of Valnegra up to the natural expiry on June 27, 2026. The cessation of all operations in the other 32 municipalities from January 1, 2007 was also announced. BAS SII S.p.A. impugned the measure.

In the meantime, it was decided not to take any action with regard to taking over the role of single operator of the OTA and to continue providing the service to ensure continuity of supply until such time that the appeal is accepted, as is probable.

At present, BAS SII is operating within its own catchment area:

- with tariff systems that were in place prior to the setting up of the O.T.A. (CIPE provision 131 of December 19, 2002 Official Gazette no. 79 of April 4, 2003) starting on July 1, 2002;
- with maintenance investments;
- with investments on behalf of the proprietor entities or third-party customers to upgrade the infrastructures to satisfy their service requirements according to the programme as per article 141 of Law 388/2000 approved by the Provincial Administration with resolution no. 726 of December 23, 2001.

On March 26, 2009, the Official Gazette no. 71 published CIPE resolution no. 117 of December 18, 2008, which provides for the possibility for operators under the transitional systems of aqueduct, sewer and water purification services to ask for:

- a tariff increase up to a maximum of 5% running from the date of publication of the resolution in question, complying with certain prerequisites, to compensate for inflation during the years from 2003 to 2007;
- a subsequent increase for 2008 running from July 1, 2009 using the price-cap method;
- a similar increase to that of 2008 for 2009 running from July 1, 2010.

BAS-SII filed by the official deadline (May 31, 2009) the set of forms attached to the said resolution with all of the required documentation to obtain the following increases:

- for the period 2002-2007 an increase of 5% (starting from March 26, 2009);
- for 2008 an increase of 3.87% (starting from July 1, 2009).

At present, the documentation is being reviewed by the offices of the former UPICA.

Quantitative data

	06 30 2009	06 30 2008	Change	% 2009/2008
Electricity distributed (GWh)	5,661	6,178	(517)	(8.4%)
Gas distributed (Mm^3)	1,162	1,101	61	5.5%
Gas transported (Mm^3)	197	219	(22)	(10.0%)
Water distributed (Mm^3)	52	44	8	18.2%

Electricity distributed in the first six months of the year came to 5,661 GWh, a decrease compared with the same period of last year principally to the reduction in consumption of industrial customers in line with the national statistic.

The quantities of gas distributed came to 1.162 Mm^3, 5.5% up on the first half of last year because of the low temperatures during the first three months of the year, which affected the demand for gas for heating purposes.

The amount of gas transported came to 197 Mm^3, down by 10% compared with June 30, 2008.

The amount of water distributed rose by 18.2% going from 44 Mm^3 in the first half of 2008 to 52 Mm^3 in the first half of the current year, essentially due to the contribution made by the Aspem Group. Without this contribution, consumption would have fallen by 3.4% compared with June 30, 2008.

Income statement

Millions of euro	01 01 2009 06 30 2009	01 01 2008 06 30 2008	Change
Revenues	282	274	8
Gross operating income - EBITDA	123	122	1
% of revenues	43.6%	44.5%	-
Depreciation, amortization and provisions	(62)	(55)	(7)
Net operating income - EBIT	61	67	(6)
% of revenues	21.6%	24.5%	-
Investments	68	62	6

In the first six months of the year the Networks Sector reported revenues of 282 million euro, a rise of 8 million euro compared with the same period of last year and a Gross operating income (EBITDA) of 123 million euro (122 million euro at June 30, 2008).

The Gas sector recorded revenues amounting to 92 million euro, up 6 million euro compared with the same period last year. This increase is attributable to the higher distribution revenues under the new tariff dispositions (resolution ARG/gas 159/08). These dispositions provide that the revenues recognized for the distribution service, unlike those foreseen in 2008, no longer depend on the volumes distributed, but are defined on an annual basis with a view to covering recognized fixed costs, depreciation and capital remuneration. Gross operating income came in at 48.8 million euro, an increase of 3 million euro compared with the first half of the previous year as a result of applying resolution ARG/gas 159/08, as mentioned above.

The electricity sector is showing revenues of 143 million euro (137 million euro at June 30, 2008). This growth is substantially attributable to non-recurring items booked in the first three months of 2009 and to an increase in revenues thanks to the recognition of energy efficiency charges. Gross operating income (EBITDA) amounted to 68 million euro with an increase compared with the same period last year (66 million euro).

The result of the water sector is down on the first six months of 2008. The effect of higher volumes deriving from the consolidation of Aspem was more than offset, in terms of profit margins, by the delay in the tariff adjustment and by lower connection contributions.

Depreciation, amortization and provisions amounted to 62 million euro, with a slight increase on the first half of last year.

As a result of these changes, the net operating income (EBIT) amounts to 61 million euro, with a fall of 6 million euro compared with the same period of last year.

Investments during the period amounted to 68 million euro, involving:

- development and maintenance work on the electricity distribution networks, mainly connecting new users, expansion and refurbishment of the medium and low voltage network, and the installation of new electronic meters, upgrade work on the primary plants (39 million euro);
- development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure underground tubes (18 million euro);
- works on the water transport and distribution network, as well as on the sewer networks (11 million euro).

Note that the acquisition of the Aspem Group entailed an increase in fixed assets of 17 million euro.

Other Services and Corporate Sector

The following is a brief description of the activities carried on by this sector:

- **Corporate** ([1]): supervision, coordination and control activities, such as business development, strategic direction, planning and control, financial management and the coordination of the Group's activities; central services to support the business and operating activities (e.g. administrative and accounting services, legal services, procurement, personnel management, information technology, telecommunications etc.) provided by the Parent Company under specific intercompany service contracts;
- **Other services:** activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries, as well as data transmission, telephony and internet access services and systems design services.

In addition to the activities carried on directly by A2A S.p.A., this area also includes the following companies:

Other services and corporate sector	Consolidated companies of the A2A Group
Other services	• Selene (*) • Aprica studi • Bas.Com • A2A Servizi al Cliente
Corporate	

(*) Controls 100% of Itradeplace.

(1) This includes the General Manager's Office (Corporate and Market Area), the General Manager's staff (Technical and Operations Area) and the staff in the Office of the Chairman of the Board of Management and Supervisory Board.

Income statement

Millions of euro	01 01 2009 06 30 2009	**01 01 2008 06 30 2008**	**Change**
Revenues	130	126	4
Gross operating income - EBITDA	(10)	(16)	6
% of revenues	(7.7%)	(12.7%)	-
Depreciation, amortization and provisions	-	(16)	16
Net operating income - EBIT	(10)	(32)	22
% of revenues	(7.7%)	(25.4%)	-
Investments	11	45	(34)

In the first half of the year the other services and corporate sector showed revenues of 130 million euro and a gross loss from operations of 10 million euro.

Net of depreciation, amortization and provisions, net operating income (EBIT) is negative for 10 million euro.

Capital expenditure during the period, amounting to 11 million euro, mainly involved work on the information system (6 million euro) and on telecommunication networks (2 million euro).

Outlook for operations

In the first half of 2009, efficient management of the Group's production assets enabled A2A to improve its industrial results, despite the general context of recession and the impact of losing the CIP6 incentives on the electricity produced by the Brescia waste incinerator.
The second half of 2009 will benefit from the consolidation of the assets transferred from E.ON Italia (the Monfalcone thermoelectric plant and the hydroelectric plants in Calabria) as well as from the contribution of the new thermoelectric plant in Gissi (Ch) which entered commercial production at the beginning of the year. These positive events from an industrial point of view will help in the comparison with 2008 to offset the one-off impact of not being paid the specific company equalization linked to the distribution of electricity that was received in 2008 in relation to the period 2004-2007.

Human resources and industrial relations

At June 30, 2009 the Group had 8,568 employees, a slight increase (+21) compared with December 31, 2008.

There were 145 new hires, of which 61 in AMSA, 20 in A2A Holding and 14 in Ecodeco.
It is worth mentioning the start-up of Partenope Ambiente, where the number of personnel is due to increase steadily during the current year to 150 persons.

Labour cost has gone up by around 6% compared with the first half of 2008, mainly because of collective contractual wage rises and because of the obligatory elimination of the exemption from involuntary unemployment contributions from January 1, 2009.

Trade union procedures continued during the period in connection with the process of rationalizing the Group structure. In particular, the procedures were completed for:

- the sale of the heat business from A2A S.p.A. to its subsidiary A2A Calore & Servizi S.r.l.;
- the spin-off of the heat business from AEM Gas S.p.A. to its affiliate A2A Calore & Servizi S.r.l.;
- the merger of ASM Elettricità S.r.l. with AEM Elettricità S.p.A., which then changed its name to A2A Reti Elettriche S.p.A.;
- the merger of ASM Reti S.p.A. with AEM Distribuzione Gas S.p.A., which then changed its name to A2A Reti Gas S.p.A.;
- the merger of ASM Energy S.r.l. with A2A Trading S.p.A.;
- the merger of ASM Calore e Servizi S.r.l. with A2A Colore Servizi S.r.l..

The procedure for the transfer of the employees of the E.ON power plants in Monfalcone, Mestre and Calabria to the A2A Group from July 1, 2009 was also initiated.

Discussions with the trade unions also concerned other topics in connection with the above procedures: work organization, flexibility of working hours, bonuses based on results and participation.

Management training has been particularly intense: during the half-year, 62 training sessions were held with the participation of 943 employees including recent graduates, professionals, supervisors and white-collar workers.

Technical training has also been stepped up considerably to comply with legal requirements for safety in the workplace, application of the new quality standards and the introduction of new IT technologies. In total, training involved 4,577 participants for a total of some 52,000 man/hours.

As regards General Services, restoration work was carried out on various buildings to rationalize the space and make them more suitable for use by the personnel. Also worth mentioning is the transfer of the Call Center of A2A Servizi al Cliente from the Milan head office in Corso di Porta Vittoria to the new head office in Via Lampedusa.

Corporate Social Responsibility

The creation of A2A makes it possible to:

- reinforce the promotion of energy savings and sustainable development initiatives using innovative technologies and suitable management and industrial policies, such as producing energy from renewable sources,
- create additional value in businesses such as gas, electricity, environmental services (e.g. waste incineration, treatment and disposal) and energy services for the territory (such as district heating and energy management),
- take on the role of an aggregating hub for small and medium sized entities in the energy and environmental field located in adjacent areas given that, in a context of growing competition and potential compression of operating margins, aggregation has been the solution to guarantee sustainable development in the Group's home territory.

The A2A Group confirms its ability to resolve environmental problems. As proof of this, the Group pursues the objective of environmental compatibility for all of the plants that have obtained recognitions and certifications at a national or international level.

Since 2008, huge efforts have been made to get to know and to harmonize an organization that had just been created and that had a certain degree of complexity.
This complexity and the new systemic vision of the Group led to the implementation of a sustainability management model that has been extended to the entire firm. This envisaged the start-up of the "Sustainability Project" from the beginning of 2009 to provide support to top management in defining Group policy in the field of sustainability and to prepare suitable tools for its application, including the Sustainability Report.
By publishing a Sustainability Report, the Group declares the values and codes of conduct that it has adopted, providing information that makes it possible to understand how they are distributed and used in day-to-day operations.

A2A considers it increasingly important, from a transparency point of view, to communicate the definition of the lines of strategy, policies and future commitments taken towards the various categories of stakeholder. This is why the Group has equipped itself with integrated systems of Governance that comply with current regulations as well as with voluntary rules that apply to the Group's activities (e.g. Code of Conduct, ISO Rules, etc.), which incorporate best practice in the field of corporate governance.

The most significant results achieved recently can be summarized as follows:

- an effective average net yield for the plants of 51%, which is the best that current techniques are able to achieve;
- an average saving in terms of fossil fuels by using cogeneration plants of 19%;
- recovery of materials or energy from urban waste of 96%;
- steps taken to lower atmospheric emissions in the Silla 2 WTE (Waste-To-Energy), which consolidates its level of absolute excellence in terms of environmental performance, as confirmed by a recent benchmark study by Milan Polytechnic;
- adopted the best available techniques for the primary reduction of NOx at the Tecnocity cogeneration plant in Milan, installing a new generation of dry burners;
- installed new low NOx burners on the turbogas units at the thermoelectric power plants in Cassano d'Adda and Gissi;
- completed environmental requalification works along 4 km of the right bank of the River Mincio in front of the power plant;
- developed the protection of fishing in the rivers of the Upper Valtellina, stocking them with 41,000 brown trout and 400 kg of adult rainbow trout;
- adhered to the protocol of understanding between the Environment Ministry and the Municipality of Milan for the reduction of greenhouse gas emissions;
- achieved EE01 "Climate and Energy" certification issued by TUV Italia for the Grosio plant;
- start-up of the Ecolombardia 18 plant for the enhancement of combustion residues in order to make them more suitable for use in cement production or for engineering uses; it has a potential of 120,000 tonnes per year;
- the Brescia WTE (Waste-To-Energy), which each year makes it possible to avoid burning around 150,000 tonnes of oil equivalent for thermoelectric production, was visited by participants in the "Venice 2008: Second International Symposium on Energy from Biomass and Waste" as an example of technological excellence.

We would also point out that:

- the A2A Group has never been declared guilty for damage to the environment;
- the A2A Group has never paid fines or suffered penalties for environmental crimes or damage.

Innovation, research and development

The A2A Group's Environmental Quality and Safety Policy and the Charter of Values emphasise innovation, by adopting new technologies, research and development in the production and provision of corporate services as objectives that have to guide the investment decisions and day-to-day activities of all employees.

Some of the most revealing activities carried on by the A2A Group, some in collaboration with universities and other public and private institutions, are as follows:

The Plan for the development of district heating in the City of Milan

The "Plan for the development of district heating in the City of Milan" is currently being implemented.

The Plan is an integral part of the agreement stipulated on May 28, 2007, by the Mayor of Milan and the Chairman of the AEM Group, now A2A, called *"Framework Agreement between the Municipality of Milan and AEM for energy diversification in the municipal territory by promoting district heating"*. The protocol of agreement is a tool to implement the A2A Group's business plan, one of its priority objectives being to spread the use of urban district heating, which is also in line with the Milan's policy of sustainable development. The objective of the Plan is to expand the area reached by this service by connecting new users to the existing district heating network and to build new systems, while at the same time achieving a significant reduction in polluting emissions deriving from the energy requirement for heating, to improve the quality of the air in the environment. To that end, the Plan foresees that the new district heating systems will be fed by production systems based on innovative technologies with high standards of efficiency and environmental performance, such as the recovery of waste heat from processes already present in the territory (WTE Waste-To-Energy), high-yield cogeneration and large dimension heat pumps that use water taken from the first water table (i.e. a renewable source) for the heat exchange.

During 2008, in cooperation with the Municipality of Milan's Environmental Policy Implementation Department, the Plan for the Development of District Heating was revised to

harmonize it and bring it into line with the environmental, territorial and administrative context of reference. Analyzing the various sector plans and programmes made it possible to identify priorities, potential synergies and existing restrictions. Above all, account was taken of the new town planning, functional and infrastructural developments that are likely to affect Milan over the next few years, extending the time horizon to 2015, the year of Expo. Moreover, we looked in greater detail at the environmental aspects involved in using heat pump technologies and their impact on the quality and quantity of the water held in the water-table; assuming new scenarios for the availability of this type of resource, which will be constantly monitored, and to guarantee the overall sustainability of the initiative, the plan is for a lower use of heat pumps and as a mitigation measure to experiment returning the water to the stratum that it came from.
Updating the Plan for the Development of District Heating is an ongoing process, given the continuous evolution of the scenarios for urban development of which it forms part. This makes it possible to optimize the technical and economic results of past initiatives and to assess the feasibility of additional projects in order to help achieve the objectives laid down in the Framework Agreement.

As of today, compared with the area covered by district heating in 2007 (130,000 equivalent inhabitants served for around 250 thermal MW of installed power), the revised Plan now foresees that by the end of 2012 there should be an increase of a further 360,000 equivalent inhabitants (equal to an increase in thermal installed power of around 720 MW). The final objective of the Plan as of 2015 envisages a total increase of around 600,000 equivalent inhabitants connected to the district heating service for a further installed thermal power of around 1,200 MW.
Overall, the Plan provides for 9 new plants, 5 of which will have a heat pump installed. To these will be added the existing Famagosta site, which is currently being revamped by installing a 15 MW heat pump. The Figino plant will also be upgraded.
At present, the first stage involving the Canavese plant is currently being completed; the cogeneration section was completed in 2008 and the work on the wells needed to operate the 15 MWt heat pump has been authorized; work on the heat pump has also commenced. The heat pump is expected to enter in service by the end of 2009.
The Piazza Selinunte district (with around 30 MW of installed thermal power) is currently being connected to the network fed by the Silla 2 WTE (Waste-To-Energy). The district heating network in the Comasina district is also being revamped. The building site for the construction of the power plant that will serve the Santa Giulia district is expected to be opened in 2009.

The table shows the energy and environmental benefits that can be achieved by implementing this Plan.

Plan for the Development of District Heating in the City of Milan - Estimates of the energy and environmental benefits

	District heating plan (2009)
Real connected thermal power [MWt]	+1,200
Equivalent inhabitants served [no.]	+600,000
Deadline	2015
reduction in fuel consumption [GWh/year]	(413)
reduction in emissions [tonnes/year]	
NOx	(268)
SO_2	(408)
PM10	(23)
CO_2	163,384

Research into the development of secondary energy basins

The tender entitled "Invitation to present Project Ideas in connection with the Strategic Plans foreseen by the PNR 2005-2007" split into 12 themes, was published by Ministerial Decree. On September 30, 2005 Ecodeco, together with 14 universities and research institutes, presented a Project Idea on theme 12 "Energy Saving and Distributed Microgeneration" entitled "*Energy saving with the enhancement of Secondary Energy Basins as the distributed energy source. A Secondary Energy Source consists of the energy contained in the Residual Fraction of Urban Waste produced in the territory, which feeds it continuously in the same way that the rain feeds a hydroelectric basin.*" Ecodeco's Project Idea was approved by Decree of the Minister for Education, Universities and Research no. 242/Ric./2006 on February 9, 2006 with an invitation to present an executive plan. Ecodeco, as the proposer, presented its executive plan for industrial research on March 31, 2006, while the basic research project was presented by Milano Bicocca University. Six basic research projects were approved on February 21, 2007 by Ministerial Decree prot. no. 234/Ric./2007 and six industrial research projects were approved by Managerial Decree of the Ministry of Education, Universities and Research no. 369 on March 13, 2007. One of the executive projects approved was the one presented by Ecodeco, admitting it to benefits for both research and development (1.4 million euro) and industrial research (6.3 million euro).

The basic research project, which runs from July 2007 to July 2010, involves 14 universities and research institutes and concerns the definition of the basic components and maximum objectives that could theoretically be achieved by the model for a system to enhance secondary basins. Very interesting results have already been achieved by the basic research project.
The industrial research project, which lasts from July 2006 to June 2010, is split into two main areas: *Waste & Power and Natural Energy from Waste*.
Waste & Power (burning waste and non-traditional fuels) the project proposes an innovative approach, which consists of considering the furnace-boiler system as an integral part of the fume treatment line with emissions that are already reduced from the start. The main topics are as follows: a) the containment of NOx emissions by controlling the burning parameters, b) the neutralization of fumes at high temperatures in the combustion chamber, c) the thermal reduction of NOx in the combustion chamber with basic reagents, d) the study of experimental super-heaters that make it possible to increase the temperature of the steam produced, improving the efficiency that can be achieved as a result, e) the study of boiler cleaning systems, f) a study for the containment of PM10 and PM2.5 emissions by applying fibre or "absolute" filtering system to waste combustion systems, g) the development of systems for the treatment of incineration waste enabling it to be reused. Results to date are very encouraging: for example, the possibility of neutralizing the acidity of fumes already in the combustion chamber or reducing the level of PM10/PM2.5 dust, which confirm the validity of the approach and of the various project ideas.
Natural Energy from Waste (*NEW*): the basic idea is to separate the dried biomass obtained from the treatment of urban solid waste through the Biocubi® process ([1]) into a non-degradable fraction with a high energy potential (which can be used in cement production) and a slow degradable fraction that can be used in Activatable Bioreactors® to produce biogas in a controlled, high yield manner. Object of the research are: a) new systems for separating the dried biomass, b) new more precise and reliable fuel feed systems for cement plants, c) management of the Activatable Bioreactor®, in particular improvements in the processes of activation, captation and processing of the biogas, design of systems for the treatment and heating of the leachate so that it can be recycled, increase in the production of energy from the combustion of biogas and improvements in the treatment of fumes emitted by the engines. Particularly interesting results are being obtained by the separation systems, which make it possible to achieve very high levels of separation and recovery, by the development of innovative software for regulating the aspiration capacity, by the creation of a system for the continuous analysis of the polluting elements contained in the biogas, and by the study of innovative catalytic systems for the removal of volatile organic compounds (VOCs) from the engine fumes. This area of research is also confirming the validity of the approach initially taken.

(1) Biocubi® is an innovative, patented process designed to dry urban solid waste and convert into dried biomass in Intelligent Transfer Stations (ITS).

Renewables

The production of electricity from renewable sources (rainfall, waste incineration, biogas, solar) in 2009 came to around 30%, reflecting the attention that the A2A Group is giving to the development of renewables.
Moreover, the electricity produced by burning waste came to around 13% of the total energy generated by the Group, with thermal energy accounting for 39%.

The attention given to renewables is also reflected in the sale during 2008 of 87 million kWh of electricity certified as having been produced from renewables.

Work Group on the prevention and reduction of urban and other waste

The Work Group consists of the company Aprica, the Institute of Energy Source Economics (Bocconi University), the Department of Industrial Design, Arts, Communications and Fashion (Milan Polytechnic), the Research Centre for the Environment and Sustainable Development of Lombardy (Sacred Heart Catholic University) and the Italian Environment Association. It has identified concrete proposals for an inversion in the trend in the rising volumes of urban waste. The validity of the project has been recognized by the Lombardy Region, which is co-financing the continuation of the studies with a view to proposing the measures identified by the Work Group as good practices that Lombard municipalities are recommended to follow.

Street dust washing plant

Aprica has carried out a feasibility study and a plant to reduce the amount of waste from street-sweeping to be disposed of in landfills; this type of waste represents between 5% and 10% of all undifferentiated urban waste.
The plant built in Brescia, which has a potential of around 30,000 tonnes of incoming waste per year, makes it possible to obtain certified quality materials for use in concrete and bituminous conglomerates that were previously thrown away in landfills as waste. This plant therefore not only limits the use of landfills, but also makes it possible to reduce the amount of sand and gravel taken from new quarries.
The plant implements the principles contained in EU, regional and provincial directives insofar as it envisages a reduction in the quantity of waste to be sent to landfills and makes more concrete the principle of environmental sustainability, managing to recover more than 60% of the incoming waste.

The project for a plant to recover the heavy cinders produced by waste WTE (Waste-To-Energy)

As part of the European "*NextGenBioWaste*" project, a feasibility study has been carried out in collaboration with specialist companies and Trieste University with the objective of designing a plant to recover the heavy cinders produced by WTE (Waste-To-Energy).
This plant will make it possible to recover more than 95% of the incoming waste, most of which currently gets thrown away in landfills.

Membrane ultrafiltration at the Verziano water purifier

The ZeeWeed 500c fluctuating hollow fibre membranes installed in the new "B" line of the Verziano water purifier represents a totally innovative technology in the treatment of civil waste water, which is used in the field of "ultrafiltration".

The new membranes make it possible to reduce production costs while increasing the density of filtering surfaces per unit of volume with low energy consumption.

Permanent geoelectric monitoring system for controlled landfills

The permanent geoelectric monitoring system patented by Ecodeco involves energizing the earth underneath the landfill by means of a low-power continuous-current generator, monitoring any passing of current through a series of surface electrodes arranged above the plastic membrane.
By using a specific software program, it is possible to visualise in 3D the position of any tears in the geomembrane. The monitoring system is also proposed and installed by Ecodeco at non-Group landfills as well.

Modernization of AMSA's vehicle pool

The experimental use of electric road sweeper was concluded successfully in the first half of 2009. Another three vehicles of this type have now entered service with the Zama Department. Testing is continuing to reduce the emissions resulting from the introduction of antiparticulate filters on heavy vehicles (road sweepers) that run on biodiesel.

Moreover, having patented the "road sweeper facilitator" system, it is now possible to clean many of Milan's streets and pavements without car owners having to remove their vehicles. The system has now been improved with better ergonomics for the nozzle that has significantly reduced the weight and improved the grip.

Treatment of WTE (Waste-To-Energy) by-products

As regards the treatment of WTE (Waste-To-Energy) by-products, AMSA has continued to work on the treatment of dross and cinders.
In the first case, a project is in progress to experiment with the treatment of dross for the production of innovative building material that can be used as filler or as a mineral additive for concrete with pozzolanic activity.
As regards boiler and electrofilter cinders, studies have commenced on a different project for their reuse in the production of prefabricated concrete artefacts. Another project concerns the possibility of rendering them inert by adding plastic materials recovered from differentiated waste collection.

Risks and uncertainties

Financial risks

Market risk and interest rate risk

Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate. In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is at a fixed rate, the interest rate risk is on the fair value.

The hedging policy adopted is designed to minimize any losses connected to fluctuations in interest rates in the case of floating rate loans by transforming them into fixed rate loans or stipulating collar contracts, and to minimize the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").

A structured model for interest rate risk analysis and management has been developed in-house. The method used for calculating exposure to this risk is based on the Montecarlo Method, which measures the impact that fluctuations in interest rates have on prospective financial flows. The method simulates at least ten thousand scenarios for each important variable, depending on the volatility and correlations associated with each of them, using forward market rate curves as prospective levels. Having obtained in this way a distribution of the probability of results, it is possible to extrapolate the maximum negative variance expected (worst case scenario) and the maximum positive variance expected (best case scenario), with a confidence interval of 97.5%

Exchange rate risk not related to commodities

As regards the exchange rate risk on purchases and sales other than those of commodities, A2A does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

The only case of hedging exchange rate risk that was not related to commodities is the fixed-rate bullet bond of 14 billion yen with maturity 2036 issued by ASM S.p.A. in 2006.
A cross currency swap contract was stipulated for the entire duration of this loan, which transform the principal and interest payments from yen into euro. This derivative is accounted for as a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.

Liquidity risk

The Group is not currently exposed to short-term liquidity risk, having at the balance sheet date more than 700 million euro of committed lines of credit that expire between 2012 and 2013. These lines are mainly to cover temporary liquidity requirements.

Credit risk

For the Group, exposure to credit risk is principally linked to its growing commercial activity. In order to control this risk, which is handled by the Credit Management function, which is located centrally as part of the Administration Department, for some time now a credit policy has been implemented by head office to regulate the assessment of customers' credit standing, monitor expected collection flows, issue suitable reminders, grant extended credit terms if necessary, possibly backed by adequate guarantees, and take suitable recovery measures. Depending on the customers' credit worthiness, the Credit Policy requires the company to ask customers to give bank or insurance guarantees of prime credit standing, collectable on first request and without any chance of raising objections (article 1945 of the Italian Civil Code). The Credit Policy for the whole A2A Group is currently being updated. Counterparties for the management of temporary cash surpluses and for the stipulation of financial hedging contracts (using derivatives) always have a high international credit standing.
The payment terms generally applied to customers provide for various due dates in line with applicable regulations and market standards. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (application of the default rate as per D. Lgs. 231/2002).
Trade receivables are shown in the balance sheet net of any write-downs; management is of the opinion that the figure shown is a correct representation of the fair value of total trade receivables.

Equity risk

At June 30, 2009 the A2A Group is not exposed to equity risk.

At June 30, 2009 A2A S.p.A. held 26,917,609 treasury shares , equal to 0.859% of the share capital which consists of 3,132,905,277 shares.
As laid down in IFRS, own shares do not constitute an equity risk as their purchase cost is deducted from equity and even if they are sold, any gain or loss on the purchase cost does not have any effect on the income statement.

Default risk and covenants

In October 2003 and in May 2004, A2A S.p.A. issued a bond loan of nominal value 500 million euro each with a 10-year maturity.

A2A S.p.A.'s bank debt, originally of 100 million euro at floating rate with maturity September 2012 and originally of 85 million euro at floating rate with maturity June 2018, has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100 million euro loan, while for the 85 million euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan.
If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial expenses ratio. These covenants are evaluated by the Company every twelve months based on the consolidated financial statements.

There is also a Credit Rating clause in the EIB loan originally of 100 million euro, maturity 2014-2016 (rating of less than BBB), on the IEB originally of 200 million euro, maturity 2023 (rating of less than BBB) and on the bond loan in yen, maturity 2036, and relating to the cross currency swap with CSA ("put right" with a rating of less than BBB–).

A2A S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,355 million euro which are not subject to any covenants, not even having to maintain a specific level of rating.

As regards the bond loans, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which A2A S.p.A. undertakes not to set up real guarantees on the assets of A2A S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance; and (iii) clauses that

provide for immediate repayment in the event of declared insolvency on the part of certain direct subsidiaries.

Moreover, for the committed lines of credit, A2A S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (pari passu).

Note that the A2A Group has not stipulated any loan contracts with a change of control clause, except for the bridge loan up to a maximum of 235 million euro, with maturity at the end of 2009.

In addition, the loan of the subsidiary Abruzzoenergia S.p.A., for a maximum of 220 million euro, is secured by a mortgage of up to 264 million euro.

As matters stand, there is no situation of default on the part of companies of the A2A Group nor any infringement of the covenants mentioned above.

Energy Risk Management

Commodity price risk, i.e. the market risk linked to changes in the price of energy raw materials such as electricity, natural gas, coal, fuel oil as well as the by-products of these raw materials, is handled as part of the Risk Management function.
The rising volatility of these commodities entailed a considerable increase in the risks associated with any change in the value of the assets and of the cash flows of the companies in this sector.

Risk Management therefore has the specific objective of stabilizing the cash flows generated by the asset portfolio and outstanding contracts to ensure the Group's economic and financial equilibrium.
The market risk involved in fluctuations in energy commodity prices and the exchange rates associated with them is managed centrally by means of a netting process for the entire exposure of the Group's portfolio, which is constantly monitored against a risk limit expressed in terms of economic capital.
Each year, A2A's Management Board lays down the Group's commodity risk limits. The Risk Management Committee supervises the situation to ensure compliance with these limits and defines the hedging strategies designed to bring risk within the set limits.

Risks linked to the external environment

Legislative and regulatory risk

One potential source of significant risk is the constant — and not always predictable — evolution in the legislative and regulatory context for the electricity and natural gas sector. Of the main topics involved in the current legislative evolution, we would point out in particular:

- the rules on the regulation of local public services;
- the rules governing large hydroelectric concessions;
- the reform of the electricity wholesale market provided for in D.L. 185/08, converted into law on January 28, 2009;
- the evolution of the rules on CIP 6/92 conventions;
- the evolution of the market rules on Green Certificates;
- approval of the Third Energy Packet by the EU.

The regulation of local public services

The Government has nearly completed its preparation of the rules for the implementation of article 23-*bis* of Decree 112/2008, converted by Law 133/2008, regarding the contracting out of local public services by Public Entities.
The so-called "**Development Law**" (Provisions for the development and internationalization of companies and measures concerning energy) being published in the Official Gazette makes a change to article 23-*bis* of Decree 112/2008 in the field of local public services of economic importance, designed to maintain for the natural gas sector the measures on the assignment of the distribution services already adopted with Decree 164/2000 and with article 46-*bis* (Provisions on competition and quality of essential services in the gas distribution sector) of Decree 157/2007 on natural gas distribution. The minimum territorial ambits mentioned in paragraph 2 of article 46-*bis* are determined by the Minister for Economic Development together with the Minister for Relations with the Regions, after hearing the opinion of the Joint Conference as per article 8 of Decree 281/1997 and subsequent amendments, and the Authority for Electricity and Gas, also taking account of the interconnections of the distribution networks and with reference to the specific characteristics of the various territories and the number of end-customers living there. In any case, the ambit cannot be smaller than the territory of the municipality.

Large hydroelectric concessions

As regards the rules currently in force for the assignment of major water concessions, the 2006 Budget Law provided for a 10-year extension of all such concessions, in exchange for

adequate investment in the modernization of the installations. (This 10-year extension was based on the expiry dates laid down in article 12.6, 7 & 8 of Decree 79/99, the "Bersani Decree"). Based on separate appeals against this measure by certain Regional Authorities, sentence 1/2008 of the Constitutional Court declared that part of the law was unconstitutional as it violated the regions power to make decisions in energy matters, which comes before that of the state. This sentence by the Court led to a situation where it was no longer possible to extend the concessions, whereas it did not entirely reinstate the rules contained in article 12 of the Bersani Decree (paras. 3 and 5 remain abrogated, para. 2 has been abrogated and para. 1 has been replaced by the first part of article 1.483 of the 2006 Budget Law). Given that it has been declared unconstitutional, among other things, the tender parameters contained in the Budget Law (minimum organizational and financial requisites; parameters for the increase in power and energy generated) remain in doubt. Seeing as there is no longer sufficient time to hold competitive tenders for the large concessions that are due to expire on December 31, 2010, it is hoped that the Regional Authorities concerned will themselves extend the duration of the existing concessions.

The reform of the electricity wholesale market

Decree Law 185/08, converted into law on January 28, 2009, introduced measures to reform the power market. These could radically alter certain functional mechanisms, creating serious interruptions and impacts on the operational dynamics of current players in this market.
Generally speaking, the rules introduced are intended to guarantee lower charges for households and businesses and to reduce the price of electricity, taking account of the exceptional international economic crisis and its effects on the market for raw materials. Particular emphasis is put on the need to develop more liquid and transparent markets, both spot and forward, overcoming the problems of the exercise of power in a local market (both in geographical terms and in terms of the service provided).

Evolution of the CIP 6/92 rules

The "Development Law" establishes that it is up to the Ministry for Economic Development to define the criteria for the annual update of the Avoided Fuel Cost (AFC) and that mechanisms are proposed to producers for the advance resolution of the CIP 6/92 conventions in order to reduce the costs of maintaining these special arrangements.

Evolution of the market rules on Green Certificates

With a view to protecting the acquired rights of plant owners, the "Development Law" proposes a one year extension for the 31 December 2008 deadline for article 14 of Decree 20/07 for the introduction of cogeneration plants combined with district heating network for the purpose of issuing Green Certificates for subsidised energy in accordance with article 1, para. 71, of the Marzano Law.
Based on the reform of the market for green certificates contained in that law, the calculation of the obligatory quota of energy produced from renewables no longer will be carried out on the output, but on the energy used. In order to make the renewables incentive system more efficient, the obligation mentioned in article 11.1 of the Bersani Decree has been transferred to those that sign one or more withdrawal dispatching contracts with Terna under Decree 111/06. It is not all clear how it will be established what the source was of the energy used by these operators for delivery to the end-customers. The rule also requires a implementation decree from the Ministry of Economic Development.
Green Certificates will also be granted to plants that generate electricity by means of steam coming from processes of industrial cooling.

Approval of the Third Energy Packet by the EU

The European Parliament definitively approved the "Third Packet" of measures affecting electricity markets on April 21, 2009.
The Packet contains the revision of the two Directives (2003/54 and 55) and the regulations on access to the networks (1228/2003 and 1775/2005), as well as a new Regulation that sets up the Agency for Cooperation among National Regulatory Authorities.

The following topics are worth mentioning in particular:

- Unbundling networks: it has been decided not to impose the unbundling of ownership of networks, preferring a choice between three alternative models: 1) TSO - Transmission System Operator — unbundling of the enterprise that owns the network from the one that operates on the market — as in the case of Terna; 2) ISO — Independent System Operator — creation of independent network operators while leaving bare ownership of the network with the vertically integrated enterprise and entrusting management of the system to a third party, as in the case of the old GRTN; 3) ITO (Independent Transmission Operator) - obligation to unbundle the transmission infrastructure. Dealings between the ITO and the parent company of the vertically integrated enterprise should be tightly controlled (the model seems to be very close to the unbundling scheme already adopted by the Italian Energy Authority with resolution 11/07);

- Reinforcement of the powers of the Regulatory Authorities: the principle is affirmed that the Authority is independent from the Government and the powers of the Authority are redefined following the example of those attributed to the most powerful ones, such as in Italy. For Italy, the novelties relate to certain functions in the area of interconnection; on approval and verification of the Operators' investment plans; on access to consumption data on the part of end-customers. This standardization of the powers of European Energy Authorities could facilitate the integration of the Italian energy market with the rest of Europe;
- Consumer protection: the packet introduces a series of rules for the protection of consumers, including the possibility to change supplier within three weeks at zero cost, the right to receive adequate information on consumption, the creation of organizations designed to resolve disputes (as already introduced into Italy with the Dispute Settlement Procedure) and compensation in the event of inadequate service. At least 80% of European consumers will have to have electronic meters by the end of 2020 (once again, the rules in force in Italy apply more stringent obligations, envisaging meter replacement completed by the end of 2016). Less well-off customers will have special guarantees and benefits (the social tariff introduced in Italy for electricity and gas customers could already be included in this ambit).

Process risk

Operational risk

The main operational risk to which A2A is exposed is linked to the ownership and management of power stations, cogeneration plants and distribution networks and plants.
These plants are naturally exposed to risks that can cause significant damage to the assets themselves and, in more serious cases, production capacity may be compromised.
However, the presence and continuous monitoring of adequate systems of prevention and protection within each operating area, which act on the frequency and gravity of the events, the adoption of maintenance plans, the availability of strategic spare parts and the use of tools for transferring risk to the insurance market enable us to mitigate the economic consequences of adverse events.

Information Technology

2009 saw the launch of a programme to implement the Group's new ICT Model with a view to allocating resources, skills and assets to two hubs:

- one geared to Telecommunications and the other geared to Information Technology.

Once it is up and running, the new structure will permit a more agile management of resources and more targeted renewal of IT systems for the entire Group, at the same time ensuring economic benefits and better quality service.
During the transition period, measures will be put in place to contain all of the potential problems that could arise as a result of technical and organizational modifications linked to the restructuring.
one of the areas of rising complexity is that of information security, which will be the object of interventions aimed at improving safety procedures and safety management and control tools.

0.4

Certification of the condensed half-yearly financial statements pursuant to article 154-*bis* of Leg. Decree 58/98

Certification of the condensed half-yearly financial statements pursuant to article 154-*bis* of Leg. Decree 58/98

1. The undersigned Giuliano Zuccoli, in the name and on behalf of the entire Board of Management of A2A S.p.A., and Renato Ravanelli, as the Manager in charge of preparing accounting documents of A2A S.p.A. certify the following, taking into account the provisions of article 154-*bis*, paras. 3 and 4, of Decree 58 of February 24, 1998:
   - the adequacy in relation to the characteristics of the business and
   - the effective application

   of the administrative and accounting procedures for the preparation of the condensed half-yearly financial statements during the first half of 2009.

2. We also certify that:

   2.1 the condensed half-yearly financial statements:

   a) have been prepared in accordance with the applicable International Financial Reporting Standards approved by the European Community pursuant to EC Regulation 1606/2002 of the European Parliament and Council of July 19, 2002;

   b) agree with the balances on the books of account and accounting entries;

   c) are able to give a true and fair view of the assets and liabilities, results and financial position of the company and of the various companies included in the consolidation;

   2.2 the interim report on operations contains references to important events that took place during the first six months of the year and their impact on the condensed half-yearly financial statements, together with a description of the main risks and uncertainties affecting the other six months of the year, including information on significant related-party transactions.

Milan, August 6, 2009

Giuliano Zuccoli	Renato Ravanelli
(for the Management Board)	(Manager in charge of preparing accounting documents)

0.5
Independent Auditors' Report

Independent Auditors' Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE REVIEW OF THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2009

To the shareholders of
A2A SpA

1 We have reviewed the consolidated condensed interim financial statements of A2A SpA and its subsidiaries (A2A GROUP) as of 30 June 2009 and for the six months then ended, comprising the consolidated balance sheet, consolidated income statement, consolidated statements of changes in shareholders' equity and cash flows and related explanatory notes. The members of the management board of A2A SpA are responsible for the preparation of the consolidated condensed interim financial statements in accordance with the international accounting standard IAS 34, applicable to interim financial reporting, as adopted by the European Union. Our responsibility is to issue this report based on our review.

2 Our work was conducted in accordance with the criteria for a review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with Resolution no. 10867 of 31 July 1997. The review consisted principally of inquiries of company personnel about the information reported in the consolidated condensed interim financial statements and about the consistency of the accounting principles used therein as well as the application of analytical review procedures on the amounts contained in the above mentioned consolidated condensed interim financial statements. The review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual consolidated financial statements, we do not express an audit opinion on the consolidated condensed interim financial statements.

Regarding the amounts of the consolidated financial statements of the prior year and the consolidated condensed interim financial statements of the prior year presented for comparative purposes, modified to reflect the changes in financial statements introduced by IAS 1 (2007), reference should be made to our reports dated 10 April 2009 and 10 August 2008, respectively.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

PRICEWATERHOUSECOOPERS

3 Based on our review, nothing has come to our attention that causes us to believe that the consolidated condensed interim financial statements of A2A GROUP as of 30 June 2009 have not been prepared, in all material respects, in accordance with the international accounting standard IAS 34, applicable to interim financial reporting, as adopted by the European Union.

Milan, 7 August 2009

PricewaterhouseCoopers SpA

Marco Sala
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

(2)

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2009

a2a

via Lamarmora 230 - 25124 Brescia
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